

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 28, 2004, Series 2004-9	**333-117817**

Name of Person Filing the Document
(If Other than the Registrant)





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: [signature]
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: October 26, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

IMPAC 2004-9

INDICES	
1M LIBOR	1.91
3M LIBOR	2.07
6M LIBOR	2.20
1YR LIBOR	2.45

SETTLEMENT DATE
10/28/2004

FIRST PAY DATE
11/25/2004

PRICING SPEED	
ARMS	30 CPR
FIXED 2nd LIENS	30 CPR
FIXED 1st LIENS	Ramp 10-25 CPR OVER 12 MONTHS

TRIGGERS
NONE

FEES	
ARM SERVICING	0.3750%
FIXED 1st SERVICING	0.2500%
FIXED 2nd SERVICING	0.7500%
MASTER SERVICING	0.0300%
INDENTURE TRUSTEE FEE	0.0000%
OWNER TRUSTEE FEE	0.0017%

OC TARGETS	GROUP1/2 6M Spread Holiday
INITIAL OC	0
OC TARGETS	0.50
OC FLOORS	0.50

OPTIONAL REDEMPTION

GROUP 1 & 2 CALLABLE AT 20% ORIG COLLAT BAL OF GRP 1&2 OR AFTER (120 MONTHS

HARD CAP

GROUP 1 & 2 BONDS ARE SUBJECT TO FIXED CAP OF 11.25% AND AVAILABLE FUNDS CAP

REPLINES

GROUP	LOAN #	PROGRAM	Principal Balance ($)	Net Mortgage Rate (%)	Net Mortgage Rate (%)	Remaining Amortization Term (in months)	Remaining Term to Maturity, in months)	Age (in months)	Original Interest Only Period (in months)	Index	Gross Margin (%)	Months to Next Rate Adjustment Dates	Months Between Rate Adjustment Dates	Initial Rate Cap (%	Subsequent Periodic Rate Cap (%)	Maximum Mortgage Rate (%)	Minimum Mortgage Rate (%)	Pre-Funding Term (in months)	
1	1	2/28 LIB6M IO 24 October	3,155,093.00	6.548868	6.955568	359	359	1	24	6 Month LIBOR	5.000000	23	6	3.000000	1.000000	12.955568	6.955568		3,155,093.00
1	2	2/28 LIB6M IO 24 November	748,000.00	6.377391	6.784091	357	357	3	24	6 Month LIBOR	5.000000	21	6	3.000000	1.000000	12.784091	6.784091	1	-
1	3	3/1 LIB12M IO 36 October	7,005,932.73	3.862666	4.269366	355	355	5	36	1 Year LIBOR	2.309428	31	12	3.000000	2.000000	10.269366	2.309428		7,005,932.73
1	4	3/27 LIB6M IO 36 October	22,287,323.00	5.326180	5.732880	359	359	1	36	6 Month LIBOR	2.676860	35	6	3.000000	1.120193	10.874573	2.706424		22,287,323.00
1	5	30Y LIB12M IO 36 October	1,938,320.00	4.781816	5.188516	358	358	2	36	1 Year LIBOR	3.000000	10	12	2.000000	2.000000	11.188516	4.777438		1,938,320.00
1	6	30Y LIB6M IO 36 October	429,000.00	3.583300	3.990000	358	358	2	36	6 Month LIBOR	2.500000	4	6	1.000000	1.000000	9.990000	3.990000		429,000.00
1	7	3/1 LIB12M IO 36 November	4,007,600.00	4.222180	4.718709	351	351	9	36	1 Year LIBOR	2.349810	27	12	3.000000	2.000000	10.718709	2.349810	1	-
1	8	2/28 LIB6M IO 60 October	324,662,027.10	5.058652	5.798040	359	359	1	60	6 Month LIBOR	4.673622	23	6	3.000000	1.001230	11.798071	4.901152		324,662,027.10
1	9	3/27 LIB6M IO 60 October	52,063,102.00	4.981207	5.460178	359	359	1	60	6 Month LIBOR	3.812659	35	6	3.000000	1.033075	11.450047	3.831012		52,063,102.00
1	10	30Y LIB12M IO 60 October	10,660,960.00	5.024404	5.517793	359	359	1	60	1 Year LIBOR	3.634941	11	12	1.000000	1.095076	11.518171	3.634941		10,660,960.00
1	11	30Y LIB1M IO 60 October	4,080,400.00	3.914247	4.320947	359	359	1	60	LIBOR_1MO	2.908923	2	1	1.000000	1.000000	9.919817	2.908923		4,080,400.00
1	12	30Y LIB6M IO 60 October	60,364,813.62	4.500827	4.925619	359	359	1	60	6 Month LIBOR	3.282594	5	6	1.000000	1.000000	10.917770	3.282628		60,364,813.62
1	13	5/25 LIB6M IO 60 October	61,738,603.87	5.267189	5.673889	359	359	1	60	6 Month LIBOR	3.337082	59	6	3.000000	1.091216	11.467288	3.341131		61,738,603.87
1	14	7/23 LIB6M IO 60 October	1,464,800.00	4.606066	5.012766	360	360	0	60	6 Month LIBOR	3.791285	84	6	3.000000	1.000000	11.012766	3.791285		1,464,800.00
1	15	2/28 LIB6M IO 60 November	52,476,019.00	4.962889	5.444289	359	359	1	60	6 Month LIBOR	3.848292	23	6	3.000000	1.000000	11.437999	3.848292	1	-
1	16	3/27 LIB6M IO 60 November	14,104,400.00	4.678482	5.085182	360	360	0	60	6 Month LIBOR	3.532080	36	6	3.000000	1.099288	11.085182	3.532080	1	-
1	17	30Y LIB12M IO 60 November	1,539,900.00	5.820863	6.227563	360	360	0	60	1 Year LIBOR	3.822764	12	12	1.000000	1.000000	12.227563	3.822764	1	-
1	18	30Y LIB1M IO 60 November	1,656,250.00	4.280319	4.687019	358	358	2	60	LIBOR_1MO	2.687660	2	1	1.000000	1.000000	10.414098	2.687660	1	-
1	19	30Y LIB3M IO 60 November	719,150.00	4.525112	5.608261	359	359	1	60	LIBOR_3MO	4.029888	2	3	1.000000	1.000000	9.999000	4.029888	1	-
1	20	30Y LIB6M IO 60 November	10,140,947.83	4.954677	5.361377	360	360	0	60	6 Month LIBOR	3.185227	6	6	1.000000	1.000000	11.361377	3.185227	1	-
1	21	5/25 LIB6M IO 60 November	16,582,050.00	4.946848	5.362226	360	360	0	60	6 Month LIBOR	3.521329	60	6	3.000000	1.000000	11.289859	3.521329	1	-
1	22	7/23 LIB6M IO 60 November	5,928,000.00	4.326948	4.733648	360	360	0	60	6 Month LIBOR	3.418891	84	6	3.000000	1.000000	10.733648	3.418891	1	-
1	23	7/23 LIB6M IO 72 October	1,315,000.00	5.653661	6.060361	359	359	1	72	6 Month LIBOR	2.250000	83	6	3.000000	1.000000	11.060361	2.250000		1,315,000.00
1	24	7/1 LIB12M IO 84 October	1,904,310.00	5.372477	5.779177	358	358	2	84	1 Year LIBOR	2.250000	82	12	3.000000	2.000000	10.779177	2.250000		1,904,310.00
1	25	7/23 LIB6M IO 84 October	306,400.00	5.093300	5.500000	359	359	1	84	6 Month LIBOR	3.500000	83	6	3.000000	2.000000	11.500000	3.500000		306,400.00
1	26	10/1 LIB12M IO 120 October	2,415,000.00	5.200702	5.607402	357	357	3	120	1 Year LIBOR	2.250000	117	12	3.000000	2.000000	10.607402	2.250000		2,415,000.00
1	27	10/20 LIB6M IO 120 October	1,051,600.00	5.667758	6.074458	358	358	2	120	6 Month LIBOR	2.250000	118	6	3.000000	1.675162	11.749620	2.250000		1,051,600.00
1	28	2/28 LIB6M IO 120 October	2,534,650.00	4.849899	5.256599	359	359	1	120	6 Month LIBOR	3.041759	23	6	3.000000	1.000000	11.256599	3.041759		2,534,650.00
1	29	3/27 LIB6M IO 120 October	5,980,925.00	5.034939	5.441639	359	359	1	120	6 Month LIBOR	3.139704	35	6	3.000000	2.000000	11.441639	3.139704		5,980,925.00
1	30	30Y LIB1M IO 120 October	4,214,100.00	3.329113	3.735813	358	358	2	120	LIBOR_1MO	2.398211	1	1	1.000000	1.000000	9.641955	2.398211		4,214,100.00
1	31	30Y LIB6M IO 120 October	12,485,456.00	3.904210	4.310910	359	359	1	120	6 Month LIBOR	2.619348	5	6	1.000000	1.000000	10.310910	2.619348		12,485,456.00
1	32	7/23 LIB6M IO 120 October	2,740,621.44	5.843300	6.250000	336	336	24	120	6 Month LIBOR	2.250000	60	6	3.000000	2.000000	12.250000	2.250000		2,740,621.44
1	33	10/20 LIB6M IO 120 November	187,400.00	5.669207	6.075907	357	357	3	120	6 Month LIBOR	2.250000	117	6	3.000000	1.000000	12.075907	2.250000	1	-
1	34	2/28 LIB6M IO 120 November	11,142,200.00	5.584241	6.070108	357	357	3	120	6 Month LIBOR	3.372375	21	6	3.000000	1.039983	12.070108	3.372375	1	-
1	35	3/27 LIB6M IO 120 November	11,539,600.00	5.270487	5.677187	357	357	3	120	6 Month LIBOR	2.281183	33	6	3.000000	1.855896	11.573985	2.281183	1	-
1	36	30Y LIB1M IO 120 November	5,801,250.00	4.954317	5.361017	358	358	2	120	LIBOR_1MO	3.027496	1	1	1.000000	1.000000	10.424983	3.027496	1	-
1	37	30Y LIB6M IO 120 November	7,238,550.00	4.856173	5.262873	358	358	2	120	6 Month LIBOR	2.563208	4	6	1.000000	1.000000	11.262873	2.563208	1	-
1	38	5/25 LIB6M IO 120 November	10,992,620.00	5.592683	6.004346	357	357	3	120	6 Month LIBOR	2.301744	57	6	3.000000	1.595172	11.599518	2.301744	1	-
1	39	7/23 LIB6M IO 120 November	419,900.00	5.567520	5.974220	357	357	3	120	6 Month LIBOR	2.250000	61	6	3.000000	1.000000	11.974220	2.250000	1	-
1	40	10/1 LIB12M October	5,378,186.90	5.409189	5.815889	358	358	2		1 Year LIBOR	2.250000	118	12	3.000000	2.000000	10.815889	2.250000		5,378,186.90
1	41	2/28 LIB6M October	75,724,001.79	5.691668	6.321483	359	359	1		6 Month LIBOR	4.526150	23	6	3.000000	1.019207	[illegible]	4.670700		75,724,001.79
1	42	3/27 LIB6M October	46,704,459.57	5.558579	6.058756	359	359	1		6 Month LIBOR	5.059389	35	6	3.000000	1.062140	12.053110	5.102570		46,704,459.57
1	43	30Y LIB12M October	1,870,237.79	6.695921	7.426804	359	359	1		1 Year LIBOR	3.967656	11	12	1.099345	1.099345	13.453627	3.978764		1,870,237.79
1	44	30Y LIB1M October	1,133,799.15	4.688933	5.307592	360	360	0		LIBOR_1MO	2.968975	3	1	1.000000	1.000000	10.529029	2.968975		1,133,799.15
1	45	30Y LIB6M October	9,806,858.79	5.564882	6.335051	359	359	1		6 Month LIBOR	3.980666	5	6	1.030698	1.030698	12.392379	4.206232		9,806,858.79
1	46	5/1 LIB12M October	109,790.71	5.843300	6.250000	358	358	2		1 Year LIBOR	3.750000	58	12	3.000000	2.000000	11.250000	3.750000		109,790.71
1	47	5/25 LIB6M October	18,399,465.19	5.605803	6.039479	359	359	1		6 Month LIBOR	3.578245	59	6	3.000000	1.337470	12.034589	3.583565		18,399,465.19
1	48	7/1 LIB12M October	1,797,316.60	5.253286	5.659986	358	358	2		1 Year LIBOR	2.250000	82	12	3.000000	2.000000	10.659986	2.250000		1,797,316.60
1	49	7/23 LIB6M October	312,572.49	5.837792	6.244492	359	359	1		6 Month LIBOR	3.500000	83	6	3.000000	2.000000	12.244492	3.500000		312,572.49
1	50	2/28 LIB6M November	25,163,036.82	5.589218	6.289481	359	359	1		6 Month LIBOR	4.315325	23	6	3.000000	1.084692	12.288323	4.381122	1	-
1	51	3/1 LIB12M November	1,365,214.40	4.393618	4.800318	351	351	9		1 Year LIBOR	2.250000	27	12	3.000000	2.000000	10.800318	2.250000	1	-
1	52	3/27 LIB6M November	12,599,429.13	5.416544	5.922875	359	359	1		6 Month LIBOR	3.829873	35	6	3.000000	1.155461	11.933411	3.861574	1	-
1	53	30Y LIB12M November	392,000.00	3.968300	4.375000	360	360	0		1 Year LIBOR	3.250000	12	12	1.000000	1.000000	10.375000	3.250000	1	-
1	54	30Y LIB1M November	1,167,435.72	4.601126	5.237914	359	359	1		LIBOR_1MO	3.483521	2	1	1.000000	1.000000	10.544839	3.483521	1	-
1	55	30Y LIB6M November	2,924,919.72	5.258953	5.814615	359	359	1		6 Month LIBOR	3.478784	5	6	1.042394	1.042394	11.899403	3.648361	1	-
1	56	5/25 LIB6M November	9,747,205.66	5.411939	5.836400	359	359	1		6 Month LIBOR	3.280504	59	6	3.000000	1.300243	11.836400	3.280504	1	-
1	57	7/23 LIB6M November	437,500.00	4.343300	4.750000	360	360	0		6 Month LIBOR	3.250000	84	6	3.000000	1.000000	10.750000	3.250000	1	-
1	58	30Yr Fixed IO 60 October	9,265,277.60	6.628503	6.987124	359	359	1	60										9,265,277.60
1	59	30Yr Fixed IO 60 November	1,574,920.00	6.646001	6.927701	359	359	1	60									1	-
1	60	30Yr Fixed IO 120 October	3,169,533.50	6.212250	6.493950	359	359	1	120										3,169,533.50
1	61	15Yr Fixed October	3,845,971.86	6.080979	6.362679	179	179	1											3,845,971.86
1	62	30Yr Fixed October	67,693,234.80	6.772517	7.148363	359	359	1											67,693,234.80
1	63	15Yr Fixed November	222,647.57	6.972262	7.253962	180	180	0										1	-
1	64	30Yr Fixed November	14,758,921.10	6.711058	7.111667	359	359	1										1	-
1	65	15Yr Fixed October 2nd	700,482.10	9.217327	9.899027	177	177	3											700,482.10
1	66	20Yr Fixed October 2nd	245,700.74	9.717376	10.499076	238	238	4											245,700.74
1	67	30/15 Fixed Balloon October 2nd	312,890.37	8.892522	9.674222	356	176	4											312,890.37
1	68	30Yr Fixed October 2nd	4,889,737.65	8.793525	9.575225	357	357	3											4,889,737.65
1	69	15Yr Fixed November 2nd	216,111.04	9.929226	10.710926	177	177	2										1	-
																			-
2	70	2/28 LIB6M IO 24 October	10,018,023.18	6.199619	6.606319	359	359	1	24	6 Month LIBOR	5.059317	23	6	3.000000	1.011675	12.617994	6.517549		10,018,023.18
2	71	2/28 LIB6M IO 24 November	879,200.00	5.832699	6.239399	358	358	2	24	6 Month LIBOR	5.000000	22	6	3.000000	1.000000	12.239399	6.239399	1	-
2	72	3/1 LIB12M IO 36 October	332,500.00	5.400631	5.807331	359	359	1	36	1 Year LIBOR	2.716165	35	12	3.000000	2.000000	11.807331	2.716165		332,500.00
2	73	3/27 LIB6M IO 36 October	14,444,655.00	5.554712	5.961412	359	359	1	36	6 Month LIBOR	2.855379	35	6	3.000000	1.274354	11.241028	2.905692		14,444,655.00
2	74	30Y LIB12M IO 36 October	1,759,160.00	4.790870	5.197570	359	359	1	36	1 Year LIBOR	3.000000	11	12	2.000000	2.000000	11.197570	3.984083		1,759,160.00
2	75	30Y LIB6M IO 36 October	1,964,490.00	4.405973	5.190858	358	358	2	36	6 Month LIBOR	2.823476	4	6	1.000000	1.000000	11.190858	5.190858		1,964,490.00
2	76	30Y LIB12M IO 36 November	398,600.00	4.094492	4.501192	357	357	3	36	1 Year LIBOR	3.500000	9	12	2.000000	2.000000	10.501192	3.500000	1	-
2	77	2/28 LIB6M IO 60 October	315,541,047.20	5.248367	5.798756	359	359	1	60	6 Month LIBOR	4.302395	23	6	3.000000	1.000860	11.798804	4.487635		315,541,047.20
2	78	3/1 LIB12M IO 60 October	140,000.00	5.343300	5.750000	358	358	2	60	1 Year LIBOR	3.000000	34	12	3.000000	2.000000	10.750000	3.000000		140,000.00
2	79	3/27 LIB6M IO 60 October	88,735,541.65	5.376917	5.825044	359	359	1	60	6 Month LIBOR	4.585321	35	6	3.000000	1.000000	11.827021	4.585347		88,735,541.65
2	80	30Y LIB12M IO 60 October	5,054,488.00	5.504020	5.910720	359	359	1	60	1 Year LIBOR	3.590588	11	12.	1.000000	1.000000	11.910225	3.590588		5,054,488.00
2	81	30Y LIB1M IO 60 October	2,884,700.00	3.755288	4.161988	359	359	1	60	LIBOR_1MO	3.137683	2	1	1.000000	1.000000	10.090709	3.137683		2,884,700.00
2	82	30Y LIB6M IO 60 October	44,292,278.50	4.753452	5.226351	359	359	1	60	6 Month LIBOR	3.312842	5	6	1.000000	1.000000	11.255675	3.312842		44,292,278.50
2	83	5/1 LIB12M IO 60 October	394,000.00	4.855356	5.262056	359	359	1	60	1 Year LIBOR	2.250000	59	12	3.000000	2.000000	10.262056	2.250000		394,000.00
2	84	5/25 LIB6M IO 60 October	38,214,951.00	5.500383	5.920073	359	359	1	60	6 Month LIBOR	3.571685	59	6	3.000000	1.216469	11.891937	3.584388		38,214,951.00
2	85	7/23 LIB6M IO 60 October	535,500.00	5.485457	5.892157	360	360	0	60	6 Month LIBOR	3.495098	84	6	3.000000	1.000000	11.892157	3.495098		535,500.00
2	86	2/28 LIB6M IO 60 November	79,914,168.00	5.018244	5.465854	359	359	1	60	6 Month LIBOR	3.708941	23	6	3.000000	1.000000	11.452765	3.708941	1	-

2	87	3/27 LIB6M IO 60 November	17,734,920.00	5.041961	5.505982	360	360	0	60	6 Month LIBOF	3.774468	36	6	3.000000	1.000000	11.495917	3.821043	1	-
2	88	30Y LIB12M IO 60 November	797,200.00	4.328279	4.734979	359	359	1	60	1 Year LIBOR	3.332758	11	12	1.000000	1.284747	10.734979	3.332758	1	-
2	89	30Y LIB1M IO 60 November	198,000.00	4.218300	4.625000	360	360	0	60	LIBOR_1MO	3.500000	3	1	1.000000	1.000000	9.999000	3.500000	1	-
2	90	30Y LIB6M IO 60 November	9,897,904.00	4.768471	5.340459	359	359	1	60	6 Month LIBOF	3.483550	5	6	1.000000	1.000000	11.340459	3.483550	1	-
2	91	5/25 LIB6M IO 60 November	14,817,846.00	4.957518	5.415383	360	360	0	60	6 Month LIBOF	3.559344	60	6	3.000000	1.000000	11.416896	3.559344	1	-
2	92	7/23 LIB6M IO 60 November	1,369,816.00	4.698603	5.105303	360	360	0	60	6 Month LIBOF	3.508815	84	6	3.000000	1.000000	11.105303	3.508815	1	-
2	93	7/1 LIB12M IO 84 October	812,848.00	5.509680	5.916380	358	358	2	84	1 Year LIBOR	2.250000	82	12	3.000000	2.000000	10.916380	2.250000		812,848.00
2	94	10/1 LIB12M IO 120 October	135,000.00	5.843300	6.250000	359	359	1	120	1 Year LIBOR	2.250000	119	12	3.000000	2.000000	11.250000	2.250000		135,000.00
2	95	10/20 LIB6M IO 120 October	300,000.00	5.593300	6.000000	359	359	1	120	6 Month LIBOF	5.000000	119	6	3.000000	1.000000	12.000000	6.000000		300,000.00
2	96	2/28 LIB6M IO 120 October	3,759,203.47	4.976682	5.433492	359	359	1	120	6 Month LIBOF	3.409821	23	6	3.000000	1.000000	11.433492	3.378604		3,759,203.47
2	97	3/27 LIB6M IO 120 October	1,412,800.00	4.726334	5.133034	359	359	1	120	6 Month LIBOF	3.010532	35	6	3.000000	1.790487	11.133034	3.010532		1,412,800.00
2	98	30Y LIB1M IO 120 October	2,970,750.00	3.069897	3.476597	359	359	1	120	LIBOR_1MO	2.170138	1	1	1.000000	1.000000	9.417061	2.223954		2,970,750.00
2	99	30Y LIB6M IO 120 October	9,975,687.00	3.794870	4.201570	358	358	2	120	6 Month LIBOF	2.447305	4	6	1.000000	1.000000	10.201570	2.447305		9,975,687.00
2	100	5/25 LIB6M IO 120 October	439,100.00	5.091165	5.497865	359	359	1	120	6 Month LIBOF	2.815703	59	6	3.000000	1.245730	10.743595	2.815703		439,100.00
2	101	2/28 LIB6M IO 120 November	4,175,934.00	5.682871	6.227332	357	357	3	120	6 Month LIBOF	3.686200	21	6	3.000000	1.073277	12.227332	3.686200	1	-
2	102	3/27 LIB6M IO 120 November	11,526,136.00	5.336839	5.743539	357	357	3	120	6 Month LIBOF	2.479747	33	6	3.000000	1.342105	11.178234	2.479747	1	-
2	103	30Y LIB1M IO 120 November	1,741,550.00	4.900776	5.307476	358	358	2	120	LIBOR_1MO	2.956138	1	1	1.000000	1.000000	9.999000	2.956138	1	-
2	104	30Y LIB6M IO 120 November	1,925,700.00	4.880172	5.286872	358	358	2	120	6 Month LIBOF	2.807109	4	6	1.000000	1.000000	11.286872	2.807109	1	-
2	105	5/25 LIB6M IO 120 November	9,682,696.00	5.559509	5.966209	357	357	3	120	6 Month LIBOF	2.312854	57	6	3.000000	1.200724	11.188993	2.312854	1	-
2	106	7/23 LIB6M IO 120 November	779,075.00	5.710200	6.116900	357	357	3	120	6 Month LIBOF	2.250000	81	6	3.000000	1.000000	12.116900	2.250000	1	-
2	107	1/29 LIB6M October	184,131.03	5.583300	5.990000	358	358	2		6 Month LIBOF	5.990000	10	6	3.000000	1.500000	12.990000	5.990000		184,131.03
2	108	2/28 LIB6M October	89,663,682.24	5.545392	6.144541	359	359	1		6 Month LIBOF	4.560618	23	6	3.000000	1.019945	12.184874	4.671350		89,663,682.24
2	109	3/1 LIB12M October	299,722.14	5.968300	6.375000	359	359	1		1 Year LIBOR	3.750000	35	12	3.000000	1.000000	12.625000	3.750000		299,722.14
2	110	3/27 LIB6M October	47,469,456.56	5.531202	6.071114	359	359	1		6 Month LIBOF	5.074582	35	6	3.000000	1.090646	12.090517	5.138911		47,469,456.56
2	111	30Y LIB12M October	1,157,179.72	5.076965	5.483665	360	360	0		1 Year LIBOR	3.717592	12	12	1.000000	1.000000	11.125740	3.717592		1,157,179.72
2	112	30Y LIB6M October	8,432,439.53	5.335954	6.027011	359	359	1		6 Month LIBOF	3.793155	5	6	1.023690	1.023690	12.099437	4.015404		8,432,439.53
2	113	5/1 LIB12M October	342,166.63	5.266824	5.673524	357	357	3		1 Year LIBOR	3.020573	57	12	3.000000	2.000000	10.673524	4.755815		342,166.63
2	114	5/25 LIB6M October	10,942,566.82	5.528097	5.934797	359	359	1		6 Month LIBOF	3.703352	59	6	3.000000	1.221472	11.934797	3.803866		10,942,566.82
2	115	7/1 LIB12M October	223,771.60	5.468300	5.875000	359	359	1		1 Year LIBOR	2.250000	83	12	3.000000	2.000000	10.875000	2.250000		223,771.60
2	116	7/23 LIB6M October	701,330.31	4.795149	5.201849	360	360	0		6 Month LIBOF	3.597101	84	6	3.000000	1.284788	11.201849	3.597101		701,330.31
2	117	2/28 LIB6M November	24,324,340.54	5.708116	6.266783	359	359	1		6 Month LIBOF	4.260023	23	6	3.000000	1.061014	12.379320	4.514057	1	-
2	118	3/27 LIB6M November	5,897,500.39	5.347791	5.809365	359	359	1		6 Month LIBOF	4.080024	35	6	3.000000	1.117407	11.824822	4.141042	1	-
2	119	30Y LIB12M November	272,567.78	5.718300	6.125000	358	358	2		1 Year LIBOR	3.250000	10	12	1.000000	1.000000	12.125000	3.250000	1	-
2	120	30Y LIB6M November	2,071,969.65	5.023695	5.430395	359	359	1		6 Month LIBOF	3.329325	5	6	1.000000	1.000000	11.430395	3.329325	1	-
2	121	5/25 LIB6M November	4,671,217.30	4.954546	5.361246	360	360	0		6 Month LIBOF	3.644153	60	6	3.000000	1.000000	11.297972	3.644153	1	-
2	122	7/23 LIB6M November	535,000.00	4.637693	5.044393	360	360	0		6 Month LIBOF	3.495327	84	6	3.000000	1.000000	11.044393	3.495327	1	-
2	123	30Yr Fixed IO 60 October	6,159,510.00	6.737751	7.122878	359	359	1	60										6,159,510.00
2	124	30Yr Fixed IO 60 November	2,028,800.00	6.538939	6.970173	360	360	0	60									1	-
2	125	30Yr Fixed IO 120 October	1,045,950.00	6.862420	7.144120	359	359	1	120										1,045,950.00
2	126	15Yr Fixed October	927,828.80	6.304199	6.585899	179	179	1											927,828.80
2	127	15Yr Fixed October 2nd	580,419.73	9.511632	10.293332	178	178	2											580,419.73
2	128	20Yr Fixed October 2nd	540,725.75	8.803133	9.584833	235	235	5											540,725.75
2	129	30/15 Fixed Balloon October	195,376.02	10.218300	10.500000	358	178	2											195,376.02
2	130	30/15 Fixed Balloon October 2nd	40,888,476.87	9.825779	10.607479	358	178	2											40,888,476.87
2	131	30Yr Fixed October	30,194,086.74	6.737362	7.067877	359	359	1											30,194,086.74
2	132	30Yr Fixed October 2nd	11,003,609.97	9.411046	10.192746	357	357	3											11,003,609.97
2	133	15Yr Fixed November	216,000.00	6.718300	7.000000	180	180	0										1	-
2	134	20Yr Fixed November	328,630.28	6.093300	6.375000	238	238	2										1	-
2	135	30/15 Fixed Balloon November	261,433.99	10.042059	10.323759	359	179	1										1	-
2	136	30/15 Fixed Balloon November 2nd	619,753.23	11.025546	11.807246	359	179	1										1	-
2	137	30Yr Fixed November	8,111,888.38	6.796716	7.223004	359	359	1										1	-
		GROUP 1	1,059,953,133		5.841580	358		1											1,629,227,108.82
		GROUP 2	1,000,047,000		6.089599	358		1											
		TOTAL	2,060,000,133		5.961984	358		1											

BONDS — ALL FLOATERS 0 DAY DELAY AND SETTLE FLAT (NO ACCRUED INTEREST) PAYS ACT/360.

PERCENT OF DEAL	SUBORDINATION AT TARGET OC LEVEL	RATING	TRANCHE NAME	BALANCE	INITIAL COUPON	INDEX MARGIN	STEP-UP IF NOT CALLED
		AAA / Aaa (NAS IO)	A-IO	SEE SCHEDULE	1.500000		
38.90%	16.50%	AAA / Aaa (Sup Snr)	1-A-1	801,325,000.00	2.280000		
4.32%	16.50%	AAA / Aaa (Snr Sup)	1-A-2	89,036,000.00	2.330000		
40.78%	16.50%	AAA / Aaa (Wrapped)	2-A	840,039,000.00	2.250000		
		AMBAC FEE		840,039,000.00	0.070000		
3.00%	13.50%	AA+ / Aa1	M-1	61,800,000.00	2.510000		
3.00%	10.50%	AA+ /Aa2	M-2	61,800,000.00	2.560000		
2.75%	7.75%	AA / Aa3	M-3	56,650,000.00	2.610000		
2.25%	5.50%	AA / A1	M-4	46,350,000.00	2.960000		
4.00%	1.50%	A+ / A2	M-5	82,400,000.00	3.060000		
1.00%	0.50%	A / A3	M-6	20,600,000.00	3.260000		

GROUP 1&2 BONDS		2,060,000,000.00
INITIAL OC GROUP 1 & 2	$133.35	0.00%

NAS IO SCHEDULE

	NOTIONAL	COUPON
1	#############	1.40%
2	#############	1.50%
3	#############	1.50%
4	#############	1.50%
5	#############	1.50%
6	#############	1.50%

NAS IO SCHEDULE GROUP1

	NOTIONAL	COUPON
1	#############	1.40%
2	979,724,982.67	1.50%
3	885,961,960.83	1.50%
4	801,171,127.48	1.50%
5	724,494,052.89	1.50%
6	655,154,494.89	1.50%

NAS IO SCHEDULE GROUP2

	NOTIONAL	COUPON
1	#############	1.40%
2	924,353,161.41	1.50%
3	835,869,411.70	1.50%
4	755,890,762.83	1.50%
5	683,547,301.60	1.50%
6	618,126,657.26	1.50%

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-9 and Impac CMB Grantor Trusts 2004-9-1 through 7

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-9

$2,060,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Preliminary Structural Term Sheet **Date Prepared: October 20, 2004**

$2,060,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-9

Class[1][2]	Approximate Security Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A-1	801,325,000	Floating Rate Super Senior	2.31 / 2.80	2.23 / 2.66	1-55 / 1-175	Aaa / AAA	Feb 2035
1-A-2	89,036,000	Floating Rate Support Senior	2.31 / 2.80	2.22 / 2.65	1-55 / 1-175	Aaa / AAA	Feb 2035
2-A	840,039,000	Floating Rate Senior		*Not Offered Herein*		Aaa / AAA	
A-IO	2,060,000,133	NAS	NA / NA	NA / NA	1-6 / 1-6	Aaa / AAA	Feb 2035
M-1 [7]	61,800,000	Floating Rate Mezzanine	2.30 / 2.79	2.21 / 2.62	1-55 / 1-175	Aa1 / AA+	Feb 2035
M-2 [7]	61,800,000	Floating Rate Mezzanine	2.30 / 2.79	2.20 / 2.62	1-55 / 1-175	Aa2 / AA+	Feb 2035
M-3 [7]	56,650,000	Floating Rate Mezzanine	2.30 / 2.79	2.20 / 2.62	1-55 / 1-175	Aa3 / AA	Feb 2035
M-4 [7]	46,350,000	Floating Rate Mezzanine	2.30 / 2.79	2.19 / 2.59	1-55 / 1-175	A1 / AA	Feb 2035
M-5 [7]	82,400,000	Floating Rate Mezzanine	2.30 / 2.79	2.18 / 2.58	1-55 / 1-175	A2 / A+	Feb 2035
M-6 [7]	20,600,000	Floating Rate Mezzanine	2.30 / 2.79	2.17 / 2.57	1-55 / 1-175	A3 / A	Feb 2035
Total:	**$2,060,000,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (together, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds *(which are not offered herein)* are backed by the cash flows from the Group 2 Mortgage Loans. The Class A-IO Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Class M Certificates") are backed by the cash flows from the Group 1 and Group 2 Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Offered Securities (other than the Class A-IO Certificates) are subject to a cap equal to the least of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).
(3) The bond and certificate balances are subject to a +/-5% variance.
(4) The Offered Securities (other than the Class A-IO Certificates) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, Conner Kelly, (212) 438-2448; Moody's, Ido Gonen, (212) 553-0323.
(7) The Class A-IO Certificates will be divided into two components (each a "Class A-IO Component") and each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Trust:	Impac CMB Trust Series 2004-9.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before December 1, 2004, Countrywide Home Loans Servicing LP will act as sub-servicer with respect to substantially all of the adjustable rate first lien and fixed rate second lien Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before December 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the fixed rate first lien Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer
Underwriter:	Countrywide Securities Corporation (Lead Manager), UBS Securities LLC (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Indenture Trustee/Custodian:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds *(which are not offered herein)*, (iii) the Class A-IO Certificates and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Offered Securities will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	October 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of October 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Expected Pricing Date: October [21], 2004.

Expected Closing Date: October [28], 2004.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in November 2004.

Accrued Interest: The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.

Interest Accrual Period: With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Certificates and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).

Due Date: With respect to the Mortgage Loans, the first day of each calendar month.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Group 1 Pre-Funded Amount, the Group 2 Pre-funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in October 2014.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the adjustable rate first lien and fixed rate second lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month 1, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,060,000,133, of which: (a) approximately $953,055,705, $100,530,506 and $6,367,022 respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 1 Mortgage Loans") and (b) approximately $896,944,411, $49,469,504 and $53,632,986 respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that conform to Fannie Mae or Freddie Mac loan limits (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $264,988,283 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than November 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $250,011,750 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Offered Securities (other than the Class A-IO Certificates) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25%.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance	Rate
1	$2,060,000,133.37	1.40%
2	$1,904,078,144.08	1.50%
3	$1,721,851,372.53	1.50%
4	$1,557,061,890.31	1.50%
5	$1,408,041,354.49	1.50%
6	$1,273,281,152.15	1.50%

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Premium Rate: Approximately 11.28% and 6.87%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.155% and 0.094%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3654% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3889% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, over (ii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate, over (iii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-IO Certificates) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,181,338,900 on October 25, 2004 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates and last to the Class M-6 Certificates any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 58 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A	Aaa/AAA	16.50%
2-A	Aaa/AAA	16.50%
M-1	Aa1/AA+	13.50%
M-2	Aa2/AA+	10.50%
M-3	Aa3/AA	7.75%
M-4	A1/AA	5.50%
M-5	A2/A+	1.50%
M-6	A3/A	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group. Class 1-A consists of the Class 1-A-1 and Class 1-A-2 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in April 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $10,300,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class 2-A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Servicemembers Civil Relief Act, as amended, shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

balance; provided, however, that any losses allocable to the Class 1-A-1 Bonds will instead be applied to the Class 1-A-2 Bonds until the Class 1-A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, the Bond Insurance Policy premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds and the related Class A-IO Component, concurrently, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and the related Class A-IO Component, concurrently, and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates;
2. From available funds, on a pro rata basis, the related Principal Distribution Amount to the Class 1-A Bonds, Class 2-A Bonds and the Class M Certificates;
3. From Group 2 available funds, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount; provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-1

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in respect of Allocated Realized Loss Amounts;

6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to each component of the Class A-IO Certificates, the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to each component of the Class M-1, Class M-2, Class M-3, Class M-4 , Class M-5 and Class M-6 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	801,325,000
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.59	2.96	2.31	1.43	1.11
MDUR (yr)	8.61	2.83	2.23	1.40	1.09
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	20.17	3.58	2.80	1.73	1.35
MDUR (yr)	15.68	3.34	2.66	1.67	1.32
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	10/28/04
Class Balance:	89,036,000
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	9.59	2.96	2.31	1.43	1.11
MDUR (yr)	8.59	2.83	2.22	1.40	1.09
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	48	49	49	49
WAL (yr)	20.17	3.58	2.80	1.73	1.35
MDUR (yr)	15.59	3.33	2.65	1.67	1.32
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class A-IO

Price-Yield Sensitivity Report

Settlement:	10/28/04
Class Balance:	2,060,000,000
Coupon	1.400%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.48425	3.00	3.00	3.00	3.00	3.00
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.48425	3.00	3.00	3.00	3.00	3.00
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-1

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	61,800,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.52	2.80	2.21	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	65	65	65
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.27	3.29	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-2

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	61,800,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.50	2.80	2.20	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	70	70	70	70
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.19	3.29	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-3

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	56,650,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.47	2.80	2.20	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	75	76	76
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.10	3.28	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-4

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	46,350,000
Pass-Thru Margin (pre-step-up):	1.050%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	105	105	105	105
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.32	2.77	2.19	1.37	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	127	113	113	113	114
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.53	3.24	2.59	1.64	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-5

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	82,400,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.28	2.76	2.18	1.37	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	139	123	124	124	125
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.37	3.23	2.58	1.63	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-6

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	20,600,000
Pass-Thru Margin (pre-step-up):	1.350%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.19	2.75	2.17	1.37	1.07
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	163	145	145	146	146
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.07	3.21	2.57	1.63	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

[Available Funds Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.26	2.26
2	3.10	10.22
3	3.30	10.61
4	3.40	10.91
5	3.64	11.35
6	3.65	11.57
7	4.85	12.97
8	4.83	13.12
9	4.96	13.41
10	4.91	13.52
11	4.96	13.73
12	5.16	14.14
13	5.15	14.30
14	5.32	14.64
15	5.33	14.78
16	5.42	15.00
17	5.76	15.48
18	5.60	15.47
19	5.73	15.72
20	5.74	15.82
21	5.93	16.05
22	5.91	16.02
23	5.84	15.85
24	6.59	13.76
25	6.57	12.31
26	6.76	11.54
27	6.65	11.44
28	6.70	11.51
29	7.29	12.20
30	6.91	12.08
31	7.10	12.39
32	6.95	12.24
33	7.12	12.48
34	6.96	12.30

Period	Available Rate (2)	Available Rate (3)
35	6.91	11.29
36	7.46	12.21
37	7.22	11.00
38	7.40	10.30
39	7.18	10.04
40	7.19	10.06
41	7.67	10.68
42	7.33	10.61
43	7.58	11.00
44	7.36	10.75
45	7.60	11.06
46	7.38	10.78
47	7.40	10.81
48	7.78	11.26
49	7.58	10.99
50	7.83	11.32
51	7.61	11.04
52	7.62	11.06
53	8.38	12.05
54	7.75	11.18
55	8.01	11.51
56	NA	11.24

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Subordinate Class Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.40	2.40
2	3.21	10.32
3	3.40	10.71
4	3.50	11.00
5	3.75	11.45
6	3.74	11.65
7	4.95	13.05
8	4.92	13.19
9	5.05	13.48
10	5.01	13.59
11	5.05	13.80
12	5.25	14.20
13	5.24	14.35
14	5.41	14.69
15	5.41	14.83
16	5.50	15.05
17	5.85	15.55
18	5.67	15.51
19	5.81	15.77
20	5.82	15.87
21	6.01	16.10
22	5.98	16.06
23	5.92	15.89
24	6.65	13.84
25	6.66	12.44
26	6.85	11.67
27	6.73	11.56
28	6.78	11.64
29	7.38	12.33
30	6.99	12.21
31	7.19	12.54
32	7.03	12.38
33	7.21	12.61
34	7.04	12.44

Period	Available Rate (2)	Available Rate (3)
35	6.99	11.43
36	7.60	12.40
37	7.36	11.21
38	7.55	10.51
39	7.33	10.25
40	7.34	10.26
41	7.82	10.89
42	7.48	10.84
43	7.73	11.25
44	7.52	10.99
45	7.75	11.31
46	7.53	11.02
47	7.55	11.05
48	7.94	11.52
49	7.74	11.24
50	8.00	11.59
51	7.77	11.30
52	7.78	11.32
53	8.56	12.33
54	7.91	11.46
55	8.18	11.79
56	NA	11.51

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		3,385	
Total Outstanding Balance		$1,059,953,233	
Average Loan Balance		$313,132	$9,970 to $2,740,621
WA Mortgage Rate		5.842%	2.875% to 13.000%
WA Mortgage Rate Net LPMI		5.687%	2.875% to 13.000%
Net WAC		5.290%	2.468% to 12.218%
ARM Characteristics			
WA Gross Margin		3.983%	1.500% to 9.375%
WA Months to First Roll		29	1 to 119
WA First Periodic Cap		2.712%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.087%	1.000% to 2.000%
WA Lifetime Cap		11.622%	8.875% to 16.500%
WA Lifetime Floor		4.093%	1.500% to 9.375%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		358	170 to 360
WA Age (months)		1	0 to 24
WA LTV		76.98%	9.96% to 100.00%
WA FICO		690	
WA DTI%		38.42%	
Secured by (% of pool)	1st Liens	99.40%	
	2nd Liens	0.60%	
Prepayment Penalty at Loan Orig (% of all loans)		74.34%	
Prepay Moves Exempted	Soft	30.20%	
	Hard	44.14%	
	No Prepay	25.66%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.92%	SFR	68.27%	REDUCED	59.20%	PUR	62.50%	OWNER	83.97%	0	25.66%
FL	10.10%	PUD	18.33%	FULL/ALT	21.32%	REFI/CO	30.97%	INV HM	13.19%	6	1.10%
VA	3.16%	CND	7.79%	NISA	4.56%	REFI	6.53%	2ND HM	2.83%	7	0.43%
NV	2.31%	2-4 FAMILY	5.60%	SISA	4.29%					12	13.62%
IL	2.28%			NAV	3.74%					24	31.74%
										30	0.01%
										36	11.67%
										42	0.02%
										60	15.75%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$4,987,312	36	0.47	$138,536	7.103	178.51	702	73.75
20Yr Fixed	$245,701	5	0.02	$49,140	10.499	236.13	661	97.85
30Yr Fixed	$87,341,894	477	8.24	$183,107	7.278	358.75	687	75.68
30/15 Fixed Balloon	$312,890	7	0.03	$44,699	9.674	176.10	698	97.97
30Yr Fixed - IO	$14,009,731	47	1.32	$298,079	6.869	359.01	706	75.65
30Y LIB1M	$2,301,235	7	0.22	$328,748	5.272	359.68	696	78.47
30Y LIB1M - IO	$15,752,000	30	1.49	$525,067	4.586	358.80	700	75.58
30Y LIB3M - IO	$719,150	2	0.07	$359,575	5.608	360.00	723	78.21
30Y LIB6M	$12,731,779	51	1.20	$249,643	6.215	359.27	678	83.17
30Y LIB6M - IO	$90,658,767	209	8.55	$433,774	4.912	359.24	707	74.96
30Y LIB12M	$2,262,238	9	0.21	$251,360	6.898	359.31	673	82.07
30Y LIB12M - IO	$14,139,180	34	1.33	$415,858	5.550	359.25	699	79.14
2/28 LIB6M	$100,887,039	546	9.52	$184,775	6.314	359.24	668	79.80
2/28 LIB6M - IO	$394,717,989	895	37.24	$441,026	5.766	359.27	683	79.25
3/27 LIB6M	$59,303,889	359	5.59	$165,192	6.030	358.94	671	78.85
3/27 LIB6M - IO	$105,975,350	223	10.00	$475,226	5.490	359.19	699	73.71
3/1 LIB12M	$1,365,214	3	0.13	$455,071	4.800	351.72	680	68.50
3/1 LIB12M - IO	$11,013,533	20	1.04	$550,677	4.433	354.03	734	72.82
5/25 LIB6M	$26,146,671	128	2.47	$204,271	5.964	359.33	698	75.92
5/25 LIB6M - IO	$89,313,274	245	8.43	$364,544	5.657	359.33	706	72.42
5/1 LIB12M	$109,791	1	0.01	$109,791	6.250	356.00	790	68.75
7/23 LIB6M	$750,072	4	0.07	$187,518	5.373	359.58	747	78.02
7/23 LIB6M - IO	$12,174,721	24	1.15	$507,280	5.314	354.40	723	65.39
7/1 LIB12M	$1,797,317	4	0.17	$449,329	5.660	358.21	756	80.00
7/1 LIB12M - IO	$1,904,310	4	0.18	$476,078	5.779	358.01	742	69.88
10/20 LIB6M - IO	$1,239,000	4	0.12	$309,750	6.075	358.28	730	58.30
10/1 LIB12M	$5,378,187	8	0.51	$672,273	5.816	358.26	726	71.66
10/1 LIB12M - IO	$2,415,000	3	0.23	$805,000	5.607	357.13	754	63.96
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,820,564	59	0.17	$30,857	9.655	310.12	702	88.54
$50,000.01 - $100,000.00	$34,291,857	426	3.24	$80,497	6.875	352.83	680	79.59
$100,000.01 - $150,000.00	$78,034,916	626	7.36	$124,656	6.578	357.30	677	79.81
$150,000.01 - $200,000.00	$49,676,128	300	4.69	$165,587	6.485	354.72	686	79.32
$200,000.01 - $250,000.00	$19,779,139	88	1.87	$224,763	6.294	359.33	688	77.29
$250,000.01 - $300,000.00	$19,382,942	70	1.83	$276,899	5.849	359.28	701	73.40
$300,000.01 - $350,000.00	$73,125,278	216	6.90	$338,543	5.674	358.40	683	76.84
$350,000.01 - $400,000.00	$195,030,673	519	18.40	$375,782	5.736	359.23	692	78.73
$400,000.01 - $450,000.00	$137,791,853	324	13.00	$425,283	5.711	359.22	690	77.93
$450,000.01 - $500,000.00	$112,034,809	235	10.57	$476,744	5.762	359.22	692	78.24
$500,000.01 - $550,000.00	$76,063,574	145	7.18	$524,576	5.681	359.09	694	78.47

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$73,553,111	127	6.94	$579,158	5.742	359.13	678	76.69
$600,000.01 - $650,000.00	$62,346,473	99	5.88	$629,762	5.498	359.21	689	75.65
$650,000.01 - $700,000.00	$27,833,633	41	2.63	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	2.92	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.88	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.39	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.58	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.70	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$21,679,116	22	2.05	$985,414	5.536	358.03	711	68.96
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.21	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.11	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.22	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.12	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.36	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.12	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.14	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.30	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.26	$2,740,621	6.250	336.00	740	61.09
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,820,564	59	0.17	$30,857	9.655	310.12	702	88.54
$50,000.01 - $100,000.00	$34,192,111	425	3.23	$80,452	6.877	352.82	680	79.54
$100,000.01 - $150,000.00	$77,984,742	626	7.36	$124,576	6.577	357.30	677	79.81
$150,000.01 - $200,000.00	$49,826,049	301	4.70	$165,535	6.486	354.73	686	79.35
$200,000.01 - $250,000.00	$19,779,139	88	1.87	$224,763	6.294	359.33	688	77.29
$250,000.01 - $300,000.00	$19,382,942	70	1.83	$276,899	5.849	359.28	701	73.40
$300,000.01 - $350,000.00	$73,125,278	216	6.90	$338,543	5.674	358.40	683	76.84
$350,000.01 - $400,000.00	$195,030,673	519	18.40	$375,782	5.736	359.23	692	78.73
$400,000.01 - $450,000.00	$137,791,853	324	13.00	$425,283	5.711	359.22	690	77.93
$450,000.01 - $500,000.00	$112,034,809	235	10.57	$476,744	5.762	359.22	692	78.24
$500,000.01 - $550,000.00	$76,063,574	145	7.18	$524,576	5.681	359.09	694	78.47
$550,000.01 - $600,000.00	$73,553,111	127	6.94	$579,158	5.742	359.13	678	76.69
$600,000.01 - $650,000.00	$62,346,473	99	5.88	$629,762	5.498	359.21	689	75.65
$650,000.01 - $700,000.00	$27,833,633	41	2.63	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	2.92	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.88	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.39	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.58	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.70	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$20,679,116	21	1.95	$984,720	5.593	358.03	711	68.96
$1,000,000.01 - $1,050,000.00	$1,000,000	1	0.09	$1,000,000	4.375	358.00	725	68.98

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.21	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.11	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.22	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.12	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.36	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.12	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.14	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.30	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.26	$2,740,621	6.250	336.00	740	61.09
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,408,812	6	0.23	$401,469	4.973	359.30	741	65.59
AR	$181,200	1	0.02	$181,200	5.500	359.00	690	69.98
AZ	$19,604,505	92	1.85	$213,092	6.096	359.01	680	77.18
CA	$656,345,876	1,471	61.92	$446,190	5.623	358.81	691	76.19
CO	$10,981,031	29	1.04	$378,656	6.082	353.22	701	72.90
CT	$5,134,536	18	0.48	$285,252	5.911	354.96	686	75.15
DC	$3,142,524	9	0.30	$349,169	5.702	358.78	713	68.69
DE	$1,625,027	11	0.15	$147,730	5.917	359.30	681	80.47
FL	$107,051,365	523	10.10	$204,687	6.266	357.60	691	78.06
GA	$15,715,744	75	1.48	$209,543	5.604	358.76	703	79.66
HI	$15,488,311	63	1.46	$245,846	6.806	342.45	703	73.69
IA	$1,826,447	17	0.17	$107,438	6.144	359.04	655	79.99
ID	$1,349,970	9	0.13	$149,997	7.001	344.35	658	85.13
IL	$24,130,342	119	2.28	$202,776	6.123	358.42	683	78.69
IN	$4,726,166	30	0.45	$157,539	6.413	359.20	675	80.67
KS	$259,732	2	0.02	$129,866	5.827	359.00	646	80.00
KY	$1,070,599	11	0.10	$97,327	5.928	358.89	640	80.34
LA	$260,490	2	0.02	$130,245	7.559	359.00	637	90.00
MA	$9,744,087	26	0.92	$374,773	5.832	357.29	700	73.19
MD	$15,070,769	59	1.42	$255,437	5.995	358.51	681	79.34
ME	$75,350	1	0.01	$75,350	7.250	360.00	697	78.99
MI	$5,113,599	31	0.48	$164,955	6.655	354.19	650	80.18
MN	$8,074,027	41	0.76	$196,927	6.274	358.60	677	80.70
MO	$2,464,552	17	0.23	$144,974	6.518	357.78	679	84.12
MS	$393,349	4	0.04	$98,337	7.421	358.44	670	88.31
MT	$928,318	4	0.09	$232,080	5.650	358.47	754	78.11
NC	$5,270,425	33	0.50	$159,710	6.117	358.11	710	78.80
ND	$67,529	1	0.01	$67,529	5.750	359.00	688	80.00
NE	$352,304	5	0.03	$70,461	6.253	358.92	670	77.24
NH	$1,154,314	5	0.11	$230,863	6.839	358.85	637	73.79
NJ	$14,543,615	64	1.37	$227,244	6.611	357.27	669	80.45

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NM	$1,090,428	8	0.10	$136,304	6.575	358.95	712	77.83
NV	$24,458,770	88	2.31	$277,941	6.276	358.53	688	79.04
NY	$9,323,151	30	0.88	$310,772	6.276	353.49	700	77.23
OH	$5,433,362	47	0.51	$115,603	6.229	357.81	684	82.46
OK	$699,589	7	0.07	$99,941	5.982	359.00	655	79.95
OR	$7,047,578	48	0.66	$146,825	5.985	356.49	686	79.29
PA	$5,367,905	34	0.51	$157,880	6.463	352.75	650	79.93
RI	$697,619	2	0.07	$348,810	5.388	359.23	681	80.24
SC	$2,129,824	15	0.20	$141,988	7.020	359.26	668	79.53
TN	$4,167,618	32	0.39	$130,238	6.251	358.96	687	79.28
TX	$14,332,617	99	1.35	$144,774	6.778	354.99	682	83.18
UT	$4,266,953	21	0.40	$203,188	5.906	359.31	698	79.27
VA	$33,456,073	102	3.16	$328,001	5.868	358.55	694	78.42
WA	$10,136,139	49	0.96	$206,860	6.043	358.90	676	77.67
WI	$2,730,357	23	0.26	$118,711	6.197	359.07	669	81.68
WY	$60,331	1	0.01	$60,331	5.300	359.00	739	80.00
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$37,716	2	0.00	$18,858	8.531	358.43	718	9.97
20.01 - 25.00	$380,716	4	0.04	$95,179	7.406	358.90	726	22.69
25.01 - 30.00	$1,478,153	7	0.14	$211,165	6.269	358.55	734	28.10
30.01 - 35.00	$1,109,131	6	0.10	$184,855	6.679	358.70	680	32.95
35.01 - 40.00	$2,160,600	10	0.20	$216,060	5.733	359.44	743	38.39
40.01 - 45.00	$4,995,271	17	0.47	$293,839	5.724	358.85	701	42.02
45.01 - 50.00	$9,282,433	27	0.88	$343,794	5.035	356.96	708	47.57
50.01 - 55.00	$14,746,692	37	1.39	$398,559	5.102	357.15	704	52.64
55.01 - 60.00	$27,189,958	69	2.57	$394,057	5.430	356.58	700	58.42
60.01 - 65.00	$40,453,084	88	3.82	$459,694	5.378	357.07	698	63.33
65.01 - 70.00	$234,547,059	591	22.13	$396,865	4.964	357.82	702	69.56
70.01 - 75.00	$39,024,258	110	3.68	$354,766	6.111	357.99	682	73.91
75.01 - 80.00	$505,041,523	1,672	47.65	$302,058	5.916	358.69	689	79.81
80.01 - 85.00	$20,820,218	71	1.96	$293,243	6.675	357.64	658	84.32
85.01 - 90.00	$93,019,562	418	8.78	$222,535	6.946	358.09	672	89.59
90.01 - 95.00	$58,931,318	210	5.56	$280,625	7.077	358.02	673	94.73
95.01 - 100.00	$6,735,541	46	0.64	$146,425	7.564	345.34	702	99.68
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$1,280,700	3	0.12	$426,900	2.958	358.66	695	74.59
3.000 - 3.499	$5,455,816	11	0.51	$495,983	3.233	358.71	726	72.89
3.500 - 3.999	$19,593,333	44	1.85	$445,303	3.771	358.04	725	70.43
4.000 - 4.499	$84,685,443	184	7.99	$460,247	4.256	359.00	714	69.33
4.500 - 4.999	$125,166,505	291	11.81	$430,125	4.726	359.41	706	69.73
5.000 - 5.499	$137,907,237	380	13.01	$362,914	5.194	358.23	699	74.39
5.500 - 5.999	$240,379,500	713	22.68	$337,138	5.721	358.85	690	77.55
6.000 - 6.499	$163,226,292	566	15.40	$288,386	6.214	358.33	683	79.36
6.500 - 6.999	$146,528,460	494	13.82	$296,616	6.704	356.51	677	80.63
7.000 - 7.499	$60,314,584	239	5.69	$252,362	7.199	358.81	671	83.06
7.500 - 7.999	$39,699,891	208	3.75	$190,865	7.684	356.92	669	83.41
8.000 - 8.499	$11,903,621	67	1.12	$177,666	8.193	358.89	646	86.71
8.500 - 8.999	$12,096,496	73	1.14	$165,705	8.647	356.30	655	86.98
9.000 - 9.499	$4,127,060	24	0.39	$171,961	9.199	357.87	642	88.58
9.500 - 9.999	$4,273,693	35	0.40	$122,106	9.690	344.55	667	85.97
10.000 - 10.499	$1,240,846	15	0.12	$82,723	10.226	330.98	670	93.23
10.500 - 10.999	$1,231,301	21	0.12	$58,633	10.682	311.78	684	87.90
11.000 - 11.499	$449,692	11	0.04	$40,881	11.134	272.41	689	97.09
11.500 - 11.999	$302,494	4	0.03	$75,624	11.917	331.23	679	58.93
12.000 - 12.499	$52,782	1	0.00	$52,782	12.000	236.00	667	90.00
13.000 - 13.499	$37,483	1	0.00	$37,483	13.000	358.00	732	98.96
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Property Type								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$723,670,521	2,317	68.27	$312,331	5.852	358.04	688	77.22
PUD	$194,335,461	547	18.33	$355,275	5.753	358.64	690	77.18
CND	$82,577,868	335	7.79	$246,501	5.772	358.00	698	76.02
2-4 FAMILY	$59,369,383	186	5.60	$319,190	6.097	357.62	701	74.70
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Purpose								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$662,421,293	2,193	62.50	$302,062	5.859	358.67	698	78.86
REFI/CO	$328,281,935	980	30.97	$334,982	5.832	357.70	673	74.18
REFI	$69,250,005	212	6.53	$326,651	5.718	354.93	692	72.33
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$890,061,402	2,685	83.97	$331,494	5.828	358.31	687	77.36
INV HM	$139,844,332	577	13.19	$242,365	5.923	356.89	706	74.70
2ND HM	$30,047,499	123	2.83	$244,289	5.861	358.30	708	76.27
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$5,300,203	43	0.50	$123,261	7.255	178.36	702	75.18
181 - 240	$245,701	5	0.02	$49,140	10.499	236.13	661	97.85
301 - 360	$1,054,407,330	3,337	99.48	$315,975	5.833	359.06	690	76.99
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$627,462,914	1,816	59.20	$345,519	5.804	358.09	692	76.62
FULL/ALT	$226,021,778	658	21.32	$343,498	5.379	358.38	691	76.32
NISA	$48,315,451	197	4.56	$245,256	6.694	358.74	691	80.21
SISA	$45,515,420	142	4.29	$320,531	6.326	355.79	686	74.00
NAV	$39,604,768	258	3.74	$153,507	6.094	358.22	655	80.70
NINA	$36,842,283	186	3.48	$198,077	6.937	357.84	693	79.93
NO RATIO	$36,190,619	128	3.41	$282,739	6.244	359.40	689	79.77
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,120,118	10	0.11	$112,012	7.488	358.55	N/A	69.89
801 - 820	$9,713,377	24	0.92	$404,724	5.147	359.19	806	73.52
781 - 800	$35,219,805	102	3.32	$345,292	5.218	357.65	788	69.54
761 - 780	$60,403,772	179	5.70	$337,451	5.439	358.54	769	74.55
741 - 760	$75,878,734	228	7.16	$332,801	5.543	358.54	751	75.07
721 - 740	$101,572,253	307	9.58	$330,854	5.646	355.67	731	76.05
701 - 720	$130,325,199	386	12.30	$337,630	5.625	358.69	710	76.60
681 - 700	$171,804,389	527	16.21	$326,005	5.645	358.21	690	76.59
661 - 680	$148,269,312	497	13.99	$298,329	5.954	357.73	670	78.89
641 - 660	$147,076,833	499	13.88	$294,743	6.034	358.92	651	77.89
621 - 640	$115,848,438	396	10.93	$292,547	6.326	358.47	631	79.60
601 - 620	$50,772,567	175	4.79	$290,129	6.521	358.80	612	79.46

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$7,284,707	31	0.69	$234,991	6.923	354.31	594	74.71
561 - 580	$2,689,784	15	0.25	$179,319	8.371	359.26	575	73.80
541 - 560	$1,153,390	5	0.11	$230,678	8.637	358.95	551	72.80
521 - 540	$547,253	2	0.05	$273,626	8.375	359.27	535	63.27
501 - 520	$273,303	2	0.03	$136,652	9.251	359.34	513	74.50
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$271,987,611	814	25.66	$334,137	5.795	357.03	700	76.71
6	$11,618,268	69	1.10	$168,381	7.432	354.97	692	79.25
7	$4,525,763	9	0.43	$502,863	5.907	358.31	724	69.38
12	$144,369,873	370	13.62	$390,189	5.416	359.22	694	75.60
24	$336,473,761	928	31.74	$362,579	5.865	359.15	679	79.28
30	$79,995	1	0.01	$79,995	8.125	358.00	651	90.00
36	$123,748,080	490	11.67	$252,547	5.829	358.89	681	75.31
42	$171,500	1	0.02	$171,500	6.375	358.00	698	70.00
60	$166,978,382	703	15.75	$237,523	6.133	356.55	697	75.27
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Months to Roll

(Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$122,162,931	299	12.82	$408,572	5.017	359.20	703	75.98
7 - 12	11	$16,401,418	43	1.72	$381,428	5.736	359.26	695	79.54
19 - 24	23	$496,306,981	1,442	52.08	$344,180	5.876	359.25	680	79.36
25 - 31	29	$8,837,174	18	0.93	$490,954	4.697	353.09	720	71.25
32 - 37	35	$168,118,859	586	17.64	$286,892	5.652	359.07	690	75.52
56 - 61	59	$118,310,357	375	12.41	$315,494	5.739	358.79	705	72.93
80 - 85	83	$13,885,799	35	1.46	$396,737	5.241	359.30	728	69.43
> 85	118	$9,032,187	15	0.95	$602,146	5.796	357.96	734	67.77
		$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Range of Margin

(Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,753,350	3	0.18	$584,450	3.906	358.65	699	72.96
1.750 - 1.999	$2,333,000	4	0.24	$583,250	3.281	358.83	744	75.88
2.000 - 2.249	$1,401,071	4	0.15	$350,268	4.231	358.93	717	70.08

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Margin (Excludes 672 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.250 - 2.499	$95,571,104	203	10.03	$470,794	5.360	357.46	724	72.75
2.500 - 2.749	$5,392,441	12	0.57	$449,370	4.759	358.56	727	71.69
2.750 - 2.999	$35,851,425	65	3.76	$551,560	5.634	358.81	703	76.24
3.000 - 3.249	$37,084,457	96	3.89	$386,296	5.098	359.17	726	75.57
3.250 - 3.499	$136,942,921	377	14.37	$363,244	5.202	359.53	741	74.16
3.500 - 3.749	$114,874,724	352	12.05	$326,349	5.432	359.33	698	77.16
3.750 - 3.999	$259,607,922	755	27.24	$343,852	5.509	359.54	671	74.67
4.000 - 4.249	$7,473,937	26	0.78	$287,459	5.501	359.06	662	73.53
4.250 - 4.499	$11,998,330	40	1.26	$299,958	6.212	359.21	637	74.51
4.500 - 4.749	$4,382,388	17	0.46	$257,788	6.033	358.97	661	78.87
4.750 - 4.999	$5,938,066	22	0.62	$269,912	6.364	359.29	652	77.52
5.000 - 5.249	$19,385,796	83	2.03	$233,564	6.506	358.95	673	81.61
5.250 - 5.499	$8,044,764	50	0.84	$160,895	6.453	358.88	651	83.63
5.500 - 5.749	$17,417,804	104	1.83	$167,479	6.196	358.95	664	81.14
5.750 - 5.999	$70,525,374	230	7.40	$306,632	6.360	358.91	670	81.02
6.000 - 6.249	$64,973,510	201	6.82	$323,251	6.456	358.83	654	85.71
6.250 - 6.499	$38,400,732	114	4.03	$336,849	6.958	358.90	645	90.06
6.500 - 6.749	$6,918,584	24	0.73	$288,274	7.150	358.94	640	87.27
6.750 - 6.999	$2,594,849	10	0.27	$259,485	7.385	359.49	640	77.84
7.000 - 7.249	$1,709,683	6	0.18	$284,947	7.804	358.70	635	85.08
7.250 - 7.499	$1,050,001	6	0.11	$175,000	7.544	359.43	640	87.31
7.500 - 7.749	$953,962	5	0.10	$190,792	8.020	358.45	636	80.07
8.000 - 8.249	$116,929	1	0.01	$116,929	8.500	359.00	614	86.67
8.250 - 8.499	$80,902	1	0.01	$80,902	8.500	359.00	633	90.00
8.500 - 8.749	$165,632	1	0.02	$165,632	8.750	360.00	637	95.00
9.250 - 9.499	$112,046	1	0.01	$112,046	9.625	360.00	669	95.00
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Range of Maximum Rates (Excludes 672 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$357,200	1	0.04	$357,200	2.875	358.00	684	79.99
9.000 - 9.499	$5,879,316	12	0.62	$489,943	3.216	358.81	725	72.68
9.500 - 9.999	$34,647,719	75	3.64	$461,970	4.282	358.30	716	72.68
10.000 - 10.499	$91,715,607	200	9.62	$458,578	4.374	358.98	717	70.15
10.500 - 10.999	$145,034,263	332	15.22	$436,850	4.902	359.34	708	70.75
11.000 - 11.499	$137,682,260	374	14.45	$368,134	5.288	359.45	698	74.64
11.500 - 11.999	$207,202,759	643	21.74	$322,244	5.728	359.16	685	77.98
12.000 - 12.499	$137,508,789	505	14.43	$272,295	6.202	358.60	676	80.87
12.500 - 12.999	$113,158,547	356	11.87	$317,861	6.699	359.10	672	82.80
13.000 - 13.499	$38,261,184	126	4.01	$303,660	7.198	359.10	664	87.04
13.500 - 13.999	$22,289,489	96	2.34	$232,182	7.687	359.03	667	85.28
14.000 - 14.499	$5,495,817	30	0.58	$183,194	8.097	359.09	646	86.94
14.500 - 14.999	$8,368,129	39	0.88	$214,567	8.487	359.32	645	87.14

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15.000 - 15.499	$2,438,680	11	0.26	$221,698	8.793	358.91	609	85.57
15.500 - 15.999	$1,500,468	7	0.16	$214,353	9.556	359.21	632	90.02
16.000 - 16.499	$1,351,638	5	0.14	$270,328	9.645	359.17	599	85.72
16.500 - 16.999	$163,838	1	0.02	$163,838	9.500	358.00	562	80.00
	$953,055,705	2,813	100.00	$338,804	5.686	359.09	690	77.13

Next Interest Adjustment Date (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$12,756,036	22	1.34	$579,820	4.617	358.46	693	74.84
12/04	$1,803,949	6	0.19	$300,658	5.098	359.00	712	83.72
01/05	$6,441,704	15	0.68	$429,447	4.603	358.69	706	73.03
02/05	$12,833,070	31	1.35	$413,970	4.519	358.15	710	73.90
03/05	$44,534,989	111	4.67	$401,216	4.969	359.00	710	77.00
04/05	$35,883,935	90	3.77	$398,710	5.398	360.00	698	76.51
05/05	$7,909,248	24	0.83	$329,552	5.328	360.00	690	73.66
08/05	$1,687,758	5	0.18	$337,552	5.553	358.00	657	80.00
09/05	$8,726,000	23	0.92	$379,391	5.902	359.00	694	80.11
10/05	$4,428,860	11	0.46	$402,624	5.429	360.00	707	78.35
11/05	$1,558,800	4	0.16	$389,700	5.876	360.00	709	79.28
06/06	$123,649	1	0.01	$123,649	6.300	357.00	602	80.00
07/06	$7,830,300	33	0.82	$237,282	5.859	357.14	700	80.60
08/06	$50,495,273	194	5.30	$260,285	6.253	358.19	672	82.00
09/06	$248,511,922	670	26.08	$370,913	6.076	359.00	674	80.83
10/06	$146,038,289	420	15.32	$347,710	5.458	359.94	691	76.71
11/06	$43,307,549	124	4.54	$349,254	5.694	360.00	689	76.56
12/06	$1,369,744	2	0.14	$684,872	5.298	350.00	729	66.63
02/07	$2,084,513	3	0.22	$694,838	4.366	352.00	761	56.75
03/07	$1,152,257	2	0.12	$576,129	3.905	353.00	705	80.00
04/07	$1,453,988	3	0.15	$484,663	4.713	354.00	686	78.30
05/07	$2,871,384	9	0.30	$319,043	4.961	355.03	706	77.20
06/07	$5,225,038	17	0.55	$307,355	4.801	356.16	726	76.08
07/07	$7,015,952	27	0.74	$259,850	5.654	357.18	687	76.52
08/07	$31,500,882	182	3.31	$173,082	6.040	358.47	673	77.48
09/07	$68,394,567	214	7.18	$319,601	5.811	359.00	694	77.05
10/07	$42,025,257	109	4.41	$385,553	5.353	360.00	697	72.72
11/07	$13,862,450	36	1.45	$385,068	5.222	360.00	680	71.27
06/09	$220,000	2	0.02	$110,000	6.750	356.00	702	83.93
07/09	$1,884,127	6	0.20	$314,021	5.535	357.00	683	80.54
08/09	$9,479,572	45	0.99	$210,657	6.212	358.01	705	77.11
09/09	$52,507,807	160	5.51	$328,174	5.930	359.00	708	75.73
10/09	$37,147,900	111	3.90	$334,666	5.586	358.23	707	69.55
11/09	$17,070,950	51	1.79	$334,725	5.231	360.00	695	68.35
07/11	$350,910	1	0.04	$350,910	5.625	357.00	643	90.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/11	$3,016,773	8	0.32	$377,097	5.714	358.00	770	72.47
09/11	$2,687,816	8	0.28	$335,977	5.983	359.00	712	78.35
10/11	$1,464,800	5	0.15	$292,960	5.013	360.00	668	67.72
11/11	$6,365,500	13	0.67	$489,654	4.735	360.00	734	63.48
05/14	$1,000,000	1	0.10	$1,000,000	4.875	355.00	753	70.18
08/14	$5,415,922	10	0.57	$541,592	5.796	358.00	745	66.41
09/14	$2,616,265	4	0.27	$654,066	6.147	359.00	705	69.68
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Initial Fixed Period (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$11,306,786	19	1.19	$595,094	4.740	358.62	694	74.94
3	$7,465,599	20	0.78	$373,280	4.663	359.47	710	77.69
6	$103,390,546	260	10.85	$397,656	5.073	359.24	704	75.97
12	$16,401,418	43	1.72	$381,428	5.736	359.26	695	79.54
24	$495,605,028	1,441	52.00	$343,931	5.878	359.27	680	79.36
36	$177,657,986	605	18.64	$293,650	5.600	358.73	692	75.33
60	$115,569,735	374	12.13	$309,010	5.727	359.33	704	73.21
84	$16,626,421	36	1.74	$461,845	5.407	355.46	730	68.06
120	$9,032,187	15	0.95	$602,146	5.796	357.96	734	67.77
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Initial Cap (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$135,508,211	332	14.22	$408,157	5.081	359.21	704	76.39
1.500	$1,013,938	4	0.11	$253,485	7.700	359.68	578	70.01
2.000	$2,042,200	6	0.21	$340,367	5.189	358.44	671	80.00
3.000	$814,491,356	2,471	85.46	$329,620	5.785	359.07	688	77.25
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Subsequent Cap (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$867,693,704	2,571	91.04	$337,493	5.666	359.27	689	77.36
1.500	$4,322,867	19	0.45	$227,519	8.111	359.36	578	74.88
2.000	$81,039,133	223	8.50	$363,404	5.773	357.15	709	74.73
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$359,000	1	0.03	$359,000	6.875	360.00	644	74.80
5.01 - 10.00	$5,992,732	14	0.57	$428,052	5.219	358.93	744	67.90
10.01 - 15.00	$7,568,137	25	0.71	$302,725	5.561	359.22	699	75.17
15.01 - 20.00	$14,107,439	50	1.33	$282,149	5.486	358.70	718	71.79
20.01 - 25.00	$31,438,830	103	2.97	$305,231	5.870	358.33	703	76.25
25.01 - 30.00	$60,937,176	195	5.75	$312,498	5.744	354.54	694	75.23
30.01 - 35.00	$107,798,914	333	10.17	$323,720	5.792	358.78	686	77.14
35.01 - 40.00	$186,502,560	536	17.60	$347,953	5.795	357.66	689	77.74
40.01 - 45.00	$203,982,628	604	19.24	$337,720	5.868	358.85	685	79.07
45.01 - 50.00	$150,266,508	544	14.18	$276,225	5.852	358.80	681	77.79
50.01 - 55.00	$10,865,224	35	1.03	$310,435	5.422	358.37	686	72.66
> 55.00	$4,216,255	13	0.40	$324,327	6.786	346.83	689	84.38
Not Required	$275,917,830	932	26.03	$296,049	5.926	358.13	696	75.46
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		8,489	
Total Outstanding Balance		$2,060,000,133	
Average Loan Balance		$242,667	$9,970 to $2,740,621
WA Mortgage Rate		5.962%	2.500% to 14.500%
WA Mortgage Rate Net LPMI		5.837%	2.500% to 14.500%
Net WAC		5.428%	2.093% to 13.718%
ARM Characteristics			
WA Gross Margin		4.033%	1.500% to 9.500%
WA Months to First Roll		28	1 to 119
WA First Periodic Cap		2.749%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.064%	1.000% to 2.000%
WA Lifetime Cap		11.681%	8.500% to 17.375%
WA Lifetime Floor		4.146%	1.500% to 10.375%
WA Original Term (months)		356	180 to 360
WA Remaining Term (months)		355	168 to 360
WA Age (months)		1	0 to 24
WA LTV		77.48%	9.96% to 100.00%
WA FICO		689	
WA DTI%		38.88%	
Secured by (% of pool)	1st Liens	97.09%	
	2nd Liens	2.91%	
Prepayment Penalty at Loan Orig (% of all loans)		74.47%	
Prepay Moves Exempted	Soft	25.48%	
	Hard	49.00%	
	No Prepay	25.53%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	58.52%	SFR	66.44%	REDUCED	57.97%	PUR	64.17%	OWNER	82.63%	0	25.53%
FL	8.52%	PUD	16.13%	FULL/ALT	21.83%	REFI/CO	29.38%	INV HM	14.85%	6	1.61%
VA	3.19%	CND	9.91%	NAV	5.52%	REFI	6.45%	2ND HM	2.51%	7	0.29%
NV	3.04%	2-4 FAMILY	7.52%	NISA	4.68%					12	14.70%
AZ	2.76%			NINA	3.39%					24	35.45%
										30	0.01%
										36	14.31%
										42	0.01%
										60	8.11%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$6,711,561	51	0.33	$131,599	7.304	178.55	702	73.85
20Yr Fixed	$1,115,057	16	0.05	$69,691	8.840	236.16	701	92.94
30Yr Fixed	$136,651,479	725	6.63	$188,485	7.463	358.62	688	76.07
30/15 Fixed Balloon	$42,277,930	541	2.05	$78,148	10.616	177.80	700	96.17
30Yr Fixed - IO	$23,243,991	95	1.13	$244,674	6.957	359.11	700	74.97
30Y LIB1M	$2,301,235	7	0.11	$328,748	5.272	359.68	696	78.47
30Y LIB1M - IO	$23,547,000	64	1.14	$367,922	4.448	358.82	702	75.74
30Y LIB3M - IO	$719,150	2	0.03	$359,575	5.608	360.00	723	78.21
30Y LIB6M	$23,236,188	94	1.13	$247,193	6.077	359.19	678	81.62
30Y LIB6M - IO	$158,714,827	530	7.70	$299,462	4.990	359.14	707	75.72
1/29 LIB6M	$184,131	1	0.01	$184,131	5.990	358.00	650	90.00
30Y LIB12M	$3,691,985	15	0.18	$246,132	6.398	359.43	673	79.06
30Y LIB12M - IO	$22,148,628	66	1.08	$335,585	5.556	359.21	698	78.25
2/28 LIB6M	$214,875,061	1,041	10.43	$206,412	6.238	359.27	669	79.30
2/28 LIB6M - IO	$808,805,465	2,863	39.26	$282,503	5.761	359.32	686	78.39
3/27 LIB6M	$112,670,846	600	5.47	$187,785	6.036	358.93	672	79.07
3/27 LIB6M - IO	$239,829,403	926	11.64	$258,995	5.654	359.10	694	75.04
3/1 LIB12M	$1,664,937	4	0.08	$416,234	5.084	353.03	677	70.57
3/1 LIB12M - IO	$11,486,033	23	0.56	$499,393	4.489	354.21	733	72.97
5/25 LIB6M	$41,760,455	189	2.03	$220,955	5.889	359.36	696	75.44
5/25 LIB6M - IO	$152,467,867	555	7.40	$274,717	5.718	359.28	705	73.42
5/1 LIB12M	$451,957	3	0.02	$150,652	5.814	356.95	712	76.15
5/1 LIB12M - IO	$394,000	2	0.02	$197,000	5.262	359.00	681	69.71
7/23 LIB6M	$1,986,403	9	0.10	$220,711	5.224	359.74	729	66.82
7/23 LIB6M - IO	$14,859,112	36	0.72	$412,753	5.358	355.28	725	66.53
7/1 LIB12M	$2,021,088	5	0.10	$404,218	5.684	358.30	755	80.00
7/1 LIB12M - IO	$2,717,158	9	0.13	$301,906	5.820	358.12	731	72.70
10/20 LIB6M - IO	$1,539,000	5	0.07	$307,800	6.060	358.42	721	62.53
10/1 LIB12M	$5,378,187	8	0.26	$672,273	5.816	358.26	726	71.66
10/1 LIB12M - IO	$2,550,000	4	0.12	$637,500	5.641	357.23	752	64.55
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$10,022,697	286	0.49	$35,044	10.007	210.94	700	93.83
$50,000.01 - $100,000.00	$72,360,978	909	3.51	$79,605	7.357	318.78	687	81.80
$100,000.01 - $150,000.00	$183,253,092	1,458	8.90	$125,688	6.396	351.84	683	78.50
$150,000.01 - $200,000.00	$252,998,509	1,445	12.28	$175,085	6.218	352.99	685	78.26
$200,000.01 - $250,000.00	$254,047,159	1,130	12.33	$224,820	6.000	356.71	687	77.56
$250,000.01 - $300,000.00	$245,070,448	893	11.90	$274,435	5.862	356.50	692	77.57
$300,000.01 - $350,000.00	$223,181,920	687	10.83	$324,865	5.739	358.56	689	77.30
$350,000.01 - $400,000.00	$208,849,517	556	10.14	$375,629	5.768	359.21	692	78.56
$400,000.01 - $450,000.00	$144,590,858	340	7.02	$425,267	5.735	359.23	691	77.70

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$117,804,088	247	5.72	$476,940	5.756	359.23	692	77.94
$500,000.01 - $550,000.00	$80,736,298	154	3.92	$524,262	5.686	359.08	695	78.36
$550,000.01 - $600,000.00	$75,885,611	131	3.68	$579,279	5.740	359.13	679	76.57
$600,000.01 - $650,000.00	$64,177,042	102	3.12	$629,187	5.506	359.19	689	75.77
$650,000.01 - $700,000.00	$27,833,633	41	1.35	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	1.50	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.45	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.20	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.30	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.36	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$21,679,116	22	1.05	$985,414	5.536	358.03	711	68.96
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.11	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.05	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.11	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.06	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.19	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.06	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.15	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.13	$2,740,621	6.250	336.00	740	61.09
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$10,022,697	286	0.49	$35,044	10.007	210.94	700	93.83
$50,000.01 - $100,000.00	$72,261,231	908	3.51	$79,583	7.359	318.73	687	81.79
$100,000.01 - $150,000.00	$183,202,918	1,458	8.89	$125,654	6.396	351.84	682	78.49
$150,000.01 - $200,000.00	$253,148,429	1,446	12.29	$175,068	6.218	353.00	685	78.26
$200,000.01 - $250,000.00	$254,047,159	1,130	12.33	$224,820	6.000	356.71	687	77.56
$250,000.01 - $300,000.00	$244,470,827	891	11.87	$274,378	5.861	356.50	692	77.55
$300,000.01 - $350,000.00	$223,781,541	689	10.86	$324,792	5.741	358.56	689	77.32
$350,000.01 - $400,000.00	$208,849,517	556	10.14	$375,629	5.768	359.21	692	78.56
$400,000.01 - $450,000.00	$144,590,858	340	7.02	$425,267	5.735	359.23	691	77.70
$450,000.01 - $500,000.00	$117,804,088	247	5.72	$476,940	5.756	359.23	692	77.94
$500,000.01 - $550,000.00	$80,736,298	154	3.92	$524,262	5.686	359.08	695	78.36
$550,000.01 - $600,000.00	$75,885,611	131	3.68	$579,279	5.740	359.13	679	76.57
$600,000.01 - $650,000.00	$64,177,042	102	3.12	$629,187	5.506	359.19	689	75.77
$650,000.01 - $700,000.00	$27,833,633	41	1.35	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	1.50	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.45	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.20	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.30	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.36	$929,594	5.948	335.95	715	70.95

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$950,000.01 - $1,000,000.00	$20,679,116	21	1.00	$984,720	5.593	358.03	711	68.96
$1,000,000.01 - $1,050,000.00	$1,000,000	1	0.05	$1,000,000	4.375	358.00	725	68.98
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.11	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.05	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.11	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.06	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.19	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.06	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.15	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.13	$2,740,621	6.250	336.00	740	61.09
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,779,837	13	0.18	$290,757	5.151	359.06	730	68.33
AR	$592,600	4	0.03	$148,150	6.370	359.69	683	76.86
AZ	$56,805,186	343	2.76	$165,613	6.221	355.71	679	78.56
CA	$1,205,535,398	4,018	58.52	$300,034	5.777	354.59	692	76.37
CO	$31,544,375	147	1.53	$214,588	6.073	355.75	685	77.43
CT	$8,416,644	34	0.41	$247,548	6.151	355.68	686	77.85
DC	$6,335,838	24	0.31	$263,993	5.924	357.35	691	74.53
DE	$2,641,306	16	0.13	$165,082	6.182	356.80	683	78.73
FL	$175,415,557	954	8.52	$183,874	6.293	354.30	691	78.98
GA	$38,017,085	218	1.85	$174,390	5.513	356.77	698	80.03
HI	$23,150,695	93	1.12	$248,932	6.899	344.70	701	73.48
IA	$2,374,576	21	0.12	$113,075	6.010	359.08	654	79.58
ID	$2,259,770	14	0.11	$161,412	6.718	350.56	669	82.90
IL	$48,949,401	242	2.38	$202,270	6.226	356.05	686	79.55
IN	$6,000,918	38	0.29	$157,919	6.266	359.23	684	80.45
KS	$891,563	6	0.04	$148,594	6.208	350.91	652	82.97
KY	$2,256,119	19	0.11	$118,743	5.973	358.53	655	81.03
LA	$552,683	5	0.03	$110,537	7.396	351.68	667	92.84
MA	$27,490,140	106	1.33	$259,341	6.049	356.19	680	75.70
MD	$47,912,654	231	2.33	$207,414	6.095	353.13	688	79.81
ME	$491,151	4	0.02	$122,788	6.330	358.94	673	79.85
MI	$10,568,293	69	0.51	$153,164	6.658	351.96	665	81.48
MN	$23,296,953	122	1.13	$190,959	6.374	358.37	675	81.48
MO	$5,830,176	39	0.28	$149,492	6.345	357.94	682	83.52
MS	$1,254,952	10	0.06	$125,495	6.592	353.71	677	84.74
MT	$1,178,156	6	0.06	$196,359	5.837	358.50	727	80.10
NC	$9,952,321	66	0.48	$150,793	6.327	355.24	702	80.79
ND	$67,529	1	0.00	$67,529	5.750	359.00	688	80.00
NE	$469,024	6	0.02	$78,171	6.315	358.94	653	77.93

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NH	$1,847,935	8	0.09	$230,992	6.586	359.05	653	77.82
NJ	$37,187,609	170	1.81	$218,751	6.674	353.09	674	79.78
NM	$1,686,163	11	0.08	$153,288	6.741	358.86	688	79.67
NV	$62,619,847	285	3.04	$219,719	6.218	355.47	692	79.08
NY	$22,546,976	85	1.09	$265,259	6.460	352.17	690	76.64
OH	$10,605,586	83	0.51	$127,778	6.363	357.28	669	81.96
OK	$699,589	7	0.03	$99,941	5.982	359.00	655	79.95
OR	$16,811,695	107	0.82	$157,119	6.138	353.61	682	79.25
PA	$9,184,389	57	0.45	$161,130	6.506	352.67	658	80.23
RI	$2,047,028	8	0.10	$255,879	5.866	359.11	666	77.78
SC	$4,814,801	30	0.23	$160,493	6.512	356.74	668	80.03
SD	$136,400	1	0.01	$136,400	7.500	359.00	609	80.00
TN	$7,900,111	57	0.38	$138,598	6.070	358.27	693	78.57
TX	$20,436,689	138	0.99	$148,092	6.651	354.18	680	82.87
UT	$12,862,619	88	0.62	$146,166	5.984	356.40	693	79.41
VA	$65,647,881	263	3.19	$249,612	6.004	355.46	691	79.49
WA	$34,749,205	189	1.69	$183,858	6.024	357.47	676	78.61
WI	$3,771,754	30	0.18	$125,725	6.281	357.92	662	82.46
WV	$174,873	1	0.01	$174,873	7.625	359.00	625	70.00
WY	$238,081	2	0.01	$119,041	7.596	359.75	650	87.46
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$783,092	7	0.04	$111,870	6.351	314.36	732	15.60
20.01 - 25.00	$548,804	6	0.03	$91,467	7.102	345.67	734	22.60
25.01 - 30.00	$2,576,502	14	0.13	$184,036	5.822	358.86	701	27.67
30.01 - 35.00	$3,567,647	20	0.17	$178,382	5.888	354.49	688	32.75
35.01 - 40.00	$4,831,427	26	0.23	$185,824	5.671	357.46	715	37.92
40.01 - 45.00	$9,478,462	38	0.46	$249,433	5.479	359.10	701	42.50
45.01 - 50.00	$15,015,653	59	0.73	$254,503	5.306	356.92	699	47.68
50.01 - 55.00	$23,717,031	82	1.15	$289,232	5.307	357.99	691	52.75
55.01 - 60.00	$38,216,905	121	1.86	$315,842	5.381	357.35	693	58.30
60.01 - 65.00	$58,477,493	168	2.84	$348,080	5.369	356.55	694	63.30
65.01 - 70.00	$461,895,800	1,674	22.42	$275,923	5.000	358.56	703	69.60
70.01 - 75.00	$76,766,055	282	3.73	$272,220	6.084	358.07	679	73.91
75.01 - 80.00	$1,012,302,800	4,074	49.14	$248,479	5.958	358.68	687	79.83
80.01 - 85.00	$37,820,414	158	1.84	$239,370	6.729	354.47	661	84.24
85.01 - 90.00	$169,288,321	839	8.22	$201,774	7.148	352.35	677	89.66
90.01 - 95.00	$104,641,306	524	5.08	$199,697	7.486	341.20	678	94.78
95.01 - 100.00	$40,072,422	397	1.95	$100,938	9.389	242.16	705	99.83
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$1,836,825	6	0.09	$306,138	2.857	358.46	698	77.12
3.000 - 3.499	$7,779,636	23	0.38	$338,245	3.243	358.64	731	73.76
3.500 - 3.999	$40,908,046	144	1.99	$284,084	3.761	358.40	728	71.41
4.000 - 4.499	$125,610,611	360	6.10	$348,918	4.250	359.17	716	69.29
4.500 - 4.999	$247,028,478	865	11.99	$285,582	4.727	359.44	708	69.86
5.000 - 5.499	$284,851,247	1,050	13.83	$271,287	5.199	358.86	699	74.12
5.500 - 5.999	$450,149,669	1,696	21.85	$265,418	5.713	358.92	689	77.76
6.000 - 6.499	$320,000,379	1,317	15.53	$242,977	6.205	358.36	681	79.57
6.500 - 6.999	$280,525,571	1,147	13.62	$244,573	6.698	357.67	675	80.42
7.000 - 7.499	$112,268,888	504	5.45	$222,756	7.196	358.23	670	82.83
7.500 - 7.999	$76,282,194	392	3.70	$194,597	7.689	356.90	667	83.67
8.000 - 8.499	$23,983,673	137	1.16	$175,063	8.176	353.72	659	86.42
8.500 - 8.999	$25,882,340	185	1.26	$139,905	8.686	332.86	658	88.13
9.000 - 9.499	$8,238,480	60	0.40	$137,308	9.167	330.00	646	90.19
9.500 - 9.999	$13,283,906	154	0.64	$86,259	9.754	277.64	680	90.06
10.000 - 10.499	$8,719,928	124	0.42	$70,322	10.193	223.05	700	95.50
10.500 - 10.999	$13,260,061	146	0.64	$90,822	10.702	228.48	703	93.97
11.000 - 11.499	$7,711,883	77	0.37	$100,154	11.157	197.40	701	95.67
11.500 - 11.999	$6,506,806	53	0.32	$122,770	11.718	238.37	675	91.12
12.000 - 12.499	$2,705,056	23	0.13	$117,611	12.210	190.12	682	96.03
12.500 - 12.999	$1,374,233	16	0.07	$85,890	12.570	178.53	672	94.44
13.000 - 13.499	$698,023	7	0.03	$99,718	13.088	189.17	710	95.63
13.500 - 13.999	$123,402	2	0.01	$61,701	13.575	178.30	679	96.50
14.500 - 14.999	$270,800	1	0.01	$270,800	14.500	180.00	623	100.00
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,368,720,421	5,676	66.44	$241,142	5.978	354.84	686	77.72
PUD	$332,181,750	1,275	16.13	$260,535	5.895	353.67	692	78.26
CND	$204,118,473	994	9.91	$205,351	5.869	354.21	699	76.73
2-4 FAMILY	$154,979,489	544	7.52	$284,889	6.091	356.90	699	74.74
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,321,927,317	5,648	64.17	$234,052	5.999	353.88	698	79.33
REFI/CO	$605,248,727	2,298	29.38	$263,381	5.914	356.44	672	74.12
REFI	$132,824,090	543	6.45	$244,612	5.811	355.61	682	74.38
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,702,205,680	6,798	82.63	$250,398	5.955	354.75	685	77.87
INV HM	$305,999,804	1,445	14.85	$211,765	5.986	354.65	708	75.25
2ND HM	$51,794,649	246	2.51	$210,547	6.035	355.26	714	77.99
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$48,989,491	592	2.38	$82,753	10.162	177.90	700	93.11
181 - 240	$1,115,057	16	0.05	$69,691	8.840	236.16	701	92.94
301 - 360	$2,009,895,585	7,881	97.57	$255,031	5.858	359.12	689	77.09
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,194,150,845	4,617	57.97	$258,642	5.939	353.41	693	77.19
FULL/ALT	$449,650,248	1,889	21.83	$238,036	5.488	356.10	690	76.81
NAV	$113,794,209	660	5.52	$172,415	6.166	358.49	652	79.93
NISA	$96,314,513	418	4.68	$230,417	6.638	358.74	694	80.07
NINA	$69,914,531	356	3.39	$196,389	6.985	355.60	692	79.32
NO RATIO	$69,434,584	287	3.37	$241,932	6.260	359.12	692	79.77
SISA	$66,741,204	262	3.24	$254,737	6.867	351.89	675	75.07
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,872,692	13	0.09	$144,053	7.069	358.83	N/A	73.12
801 - 820	$14,975,066	52	0.73	$287,982	5.147	357.44	806	73.31
781 - 800	$61,224,773	239	2.97	$256,171	5.397	353.39	788	71.54
761 - 780	$118,056,718	474	5.73	$249,065	5.493	354.28	769	75.26
741 - 760	$162,605,438	649	7.89	$250,548	5.648	354.63	750	76.64
721 - 740	$198,960,912	795	9.66	$250,265	5.737	353.28	730	76.96
701 - 720	$246,307,840	1,010	11.96	$243,869	5.759	354.30	710	77.15
681 - 700	$321,351,031	1,315	15.60	$244,373	5.897	352.59	690	77.62
661 - 680	$299,843,328	1,250	14.56	$239,875	6.079	354.18	670	78.78
641 - 660	$285,023,855	1,186	13.84	$240,324	6.103	356.62	651	77.97
621 - 640	$223,895,036	957	10.87	$233,955	6.394	356.40	631	79.28
601 - 620	$99,045,265	422	4.81	$234,704	6.501	358.69	611	79.10

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$16,527,723	74	0.80	$223,348	6.925	357.02	594	74.89
561 - 580	$4,877,138	27	0.24	$180,635	8.344	357.14	573	72.90
541 - 560	$2,453,156	12	0.12	$204,430	8.609	359.22	552	69.30
521 - 540	$1,429,107	7	0.07	$204,158	8.126	359.25	534	68.79
501 - 520	$1,551,054	7	0.08	$221,579	8.690	359.25	511	65.31
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$525,833,709	2,202	25.53	$238,798	6.088	348.89	698	77.81
6	$33,084,368	203	1.61	$162,977	8.206	342.21	691	81.83
7	$5,949,579	17	0.29	$349,975	6.083	358.36	716	70.56
12	$302,743,631	1,128	14.70	$268,390	5.648	354.23	695	76.31
24	$730,242,325	2,856	35.45	$255,687	5.884	358.05	682	78.56
30	$258,495	2	0.01	$129,247	6.312	358.69	695	76.19
36	$294,738,145	1,377	14.31	$214,044	5.900	357.84	682	76.35
42	$171,500	1	0.01	$171,500	6.375	358.00	698	70.00
60	$166,978,382	703	8.11	$237,523	6.133	356.55	697	75.27
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Months to Roll

(Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$208,518,400	697	11.27	$299,166	5.055	359.12	703	76.42
7 - 12	11	$26,024,744	82	1.41	$317,375	5.679	359.23	694	78.44
19 - 24	23	$1,024,382,480	3,905	55.37	$262,326	5.860	359.30	682	78.58
25 - 31	29	$9,485,572	23	0.51	$412,416	4.746	353.22	718	71.85
32 - 37	35	$355,463,693	1,529	19.21	$232,481	5.761	359.04	687	76.30
50 - 55	55	$716,117	4	0.04	$179,029	5.163	354.59	676	79.96
56 - 61	59	$197,098,783	746	10.65	$264,207	5.763	358.98	704	73.66
80 - 85	83	$18,843,140	58	1.02	$324,882	5.315	359.29	727	69.69
> 85	118	$9,467,187	17	0.51	$556,893	5.809	358.01	732	68.26
		$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of Margin

(Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,805,075	9	0.15	$311,675	3.536	358.49	706	74.18
1.750 - 1.999	$3,718,800	11	0.20	$338,073	3.343	356.56	737	76.64

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Margin (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.249	$5,485,955	26	0.30	$210,998	3.901	358.42	734	75.30
2.250 - 2.499	$127,773,019	369	6.91	$346,268	5.373	357.69	724	73.61
2.500 - 2.749	$9,507,282	35	0.51	$271,637	4.998	358.39	716	72.23
2.750 - 2.999	$53,279,231	134	2.88	$397,606	5.596	358.79	705	76.50
3.000 - 3.249	$66,345,048	227	3.59	$292,269	5.074	359.08	725	75.41
3.250 - 3.499	$297,966,545	1,132	16.11	$263,221	5.240	359.51	742	74.31
3.500 - 3.749	$224,302,763	864	12.12	$259,610	5.504	359.33	697	77.63
3.750 - 3.999	$544,984,892	2,061	29.46	$264,427	5.564	359.55	671	75.09
4.000 - 4.249	$13,787,371	57	0.75	$241,884	5.763	359.24	671	76.88
4.250 - 4.499	$24,973,259	97	1.35	$257,456	6.172	359.32	634	75.43
4.500 - 4.749	$8,924,585	38	0.48	$234,858	6.246	359.12	668	78.47
4.750 - 4.999	$13,395,199	57	0.72	$235,003	6.394	359.27	664	80.93
5.000 - 5.249	$49,521,635	220	2.68	$225,098	6.513	358.88	674	81.47
5.250 - 5.499	$25,900,594	135	1.40	$191,856	6.085	358.85	661	81.45
5.500 - 5.749	$46,006,224	246	2.49	$187,017	6.244	358.74	660	81.31
5.750 - 5.999	$115,122,182	460	6.22	$250,266	6.428	358.86	668	80.56
6.000 - 6.249	$112,748,540	432	6.09	$260,992	6.543	358.84	652	84.06
6.250 - 6.499	$67,672,569	265	3.66	$255,368	6.938	358.85	642	87.45
6.500 - 6.749	$17,563,147	86	0.95	$204,223	6.954	358.82	646	84.15
6.750 - 6.999	$5,889,764	29	0.32	$203,095	7.353	359.01	633	79.08
7.000 - 7.249	$4,776,918	26	0.26	$183,728	7.485	358.70	638	82.84
7.250 - 7.499	$2,686,883	17	0.15	$158,052	7.557	358.97	642	82.86
7.500 - 7.749	$3,297,006	19	0.18	$173,527	8.082	358.91	624	81.73
7.750 - 7.999	$237,500	1	0.01	$237,500	8.125	360.00	665	95.00
8.000 - 8.249	$520,199	3	0.03	$173,400	8.210	359.38	664	85.41
8.250 - 8.499	$80,902	1	0.00	$80,902	8.500	359.00	633	90.00
8.500 - 8.749	$346,132	2	0.02	$173,066	8.750	360.00	708	95.00
9.250 - 9.499	$112,046	1	0.01	$112,046	9.625	360.00	669	95.00
9.500 - 9.749	$268,850	1	0.01	$268,850	9.750	360.00	623	95.00
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of Maximum Rates (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$913,325	4	0.05	$228,331	2.722	358.00	696	81.80
9.000 - 9.499	$8,432,336	25	0.46	$337,293	3.241	358.69	731	73.75
9.500 - 9.999	$59,866,982	194	3.24	$308,593	4.149	358.48	719	72.85
10.000 - 10.499	$137,132,193	396	7.41	$346,293	4.370	359.12	718	70.12
10.500 - 10.999	$274,786,595	954	14.85	$288,036	4.863	359.38	709	70.77
11.000 - 11.499	$286,364,794	1,056	15.48	$271,179	5.264	359.44	697	74.24
11.500 - 11.999	$404,178,594	1,556	21.85	$259,755	5.723	359.18	686	78.07
12.000 - 12.499	$283,513,765	1,203	15.33	$235,672	6.200	358.88	677	80.55
12.500 - 12.999	$224,969,225	908	12.16	$247,763	6.686	359.07	671	82.47
13.000 - 13.499	$79,724,784	336	4.31	$237,276	7.193	359.08	665	85.44

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$50,063,698	237	2.71	$211,239	7.653	359.08	661	84.95
14.000 - 14.499	$15,112,471	79	0.82	$191,297	7.998	359.21	655	85.26
14.500 - 14.999	$14,790,670	68	0.80	$217,510	8.512	359.34	644	85.99
15.000 - 15.499	$4,409,087	19	0.24	$232,057	8.823	358.99	610	86.35
15.500 - 15.999	$3,559,127	16	0.19	$222,445	9.330	359.54	607	85.39
16.000 - 16.499	$1,928,669	8	0.10	$241,084	9.576	359.24	590	82.77
16.500 - 16.999	$163,838	1	0.01	$163,838	9.500	358.00	562	80.00
17.000 - 17.499	$89,963	1	0.00	$89,963	10.375	360.00	547	75.00
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Next Interest Adjustment Date (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$18,353,236	47	0.99	$390,494	4.460	358.47	698	75.84
12/04	$3,115,149	10	0.17	$311,515	4.620	358.19	729	80.99
01/05	$11,241,432	40	0.61	$281,036	4.613	358.39	704	74.00
02/05	$31,002,822	114	1.68	$271,955	4.664	358.07	708	76.78
03/05	$72,540,262	241	3.92	$300,997	5.085	359.00	709	76.80
04/05	$58,854,257	199	3.18	$295,750	5.482	360.00	696	76.74
05/05	$13,411,242	46	0.72	$291,549	5.209	360.00	699	73.87
08/05	$3,231,639	11	0.17	$293,785	5.250	358.00	667	79.44
09/05	$13,516,190	43	0.73	$314,330	5.835	359.00	694	78.97
10/05	$7,454,215	23	0.40	$324,096	5.546	360.00	701	76.83
11/05	$1,822,700	5	0.10	$364,540	5.822	360.00	710	79.38
05/06	$310,715	2	0.02	$155,358	6.035	355.00	678	69.68
06/06	$278,054	2	0.02	$139,027	5.573	356.44	626	84.63
07/06	$14,776,218	64	0.80	$230,878	5.786	357.22	695	79.55
08/06	$100,616,469	447	5.44	$225,093	6.252	358.18	670	81.04
09/06	$477,585,403	1,745	25.82	$273,688	6.075	359.00	677	80.00
10/06	$329,551,551	1,254	17.81	$262,800	5.489	359.97	691	76.61
11/06	$101,264,070	391	5.47	$258,987	5.677	360.00	689	75.72
12/06	$1,369,744	2	0.07	$684,872	5.298	350.00	729	66.63
02/07	$2,084,513	3	0.11	$694,838	4.366	352.00	761	56.75
03/07	$1,152,257	2	0.06	$576,129	3.905	353.00	705	80.00
04/07	$1,453,988	3	0.08	$484,663	4.713	354.00	686	78.30
05/07	$3,789,383	16	0.20	$236,836	5.120	355.10	700	77.88
06/07	$5,736,240	19	0.31	$301,907	4.894	356.18	726	76.43
07/07	$15,307,822	78	0.83	$196,254	5.802	357.12	683	77.08
08/07	$75,311,036	421	4.07	$178,886	6.060	358.33	669	79.11
09/07	$147,991,141	598	8.00	$247,477	5.900	359.00	690	77.64
10/07	$82,949,128	303	4.48	$273,759	5.428	360.00	698	72.55
11/07	$27,804,012	107	1.50	$259,851	5.362	360.00	684	72.32
04/09	$296,800	1	0.02	$296,800	4.750	354.00	670	80.00
05/09	$419,317	3	0.02	$139,772	5.455	355.00	681	79.94

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/09	$1,176,914	6	0.06	$196,152	5.999	356.00	709	74.42
07/09	$4,166,970	18	0.23	$231,498	5.786	357.00	694	78.35
08/09	$18,851,137	99	1.02	$190,416	6.113	358.02	705	78.20
09/09	$80,348,106	289	4.34	$278,021	5.981	359.00	705	76.78
10/09	$61,036,724	220	3.30	$277,440	5.617	358.92	705	70.38
11/09	$31,518,932	114	1.70	$276,482	5.270	360.00	698	68.65
07/11	$510,830	2	0.03	$255,415	5.899	357.00	651	86.87
08/11	$4,159,976	14	0.22	$297,141	5.764	358.00	761	74.50
09/11	$3,610,118	13	0.20	$277,701	6.040	359.00	710	78.03
10/11	$2,820,400	10	0.15	$282,040	4.995	360.00	697	65.11
11/11	$7,741,816	19	0.42	$407,464	4.815	360.00	733	63.74
05/14	$1,000,000	1	0.05	$1,000,000	4.875	355.00	753	70.18
08/14	$5,415,922	10	0.29	$541,592	5.796	358.00	745	66.41
09/14	$3,051,265	6	0.16	$508,544	6.137	359.00	703	70.93
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Initial Fixed Period (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$16,019,086	40	0.87	$400,477	4.567	358.60	699	75.82
3	$10,548,299	33	0.57	$319,645	4.525	359.41	705	76.39
6	$181,951,015	624	9.84	$291,588	5.129	359.15	704	76.47
12	$26,024,744	82	1.41	$317,375	5.679	359.23	694	78.44
24	$1,023,680,527	3,904	55.33	$262,213	5.861	359.31	682	78.58
36	$365,651,218	1,553	19.76	$235,448	5.732	358.87	688	76.20
60	$195,074,279	749	10.54	$260,446	5.754	359.29	703	73.85
84	$21,583,761	59	1.17	$365,826	5.434	356.33	729	68.59
120	$9,467,187	17	0.51	$556,893	5.809	358.01	732	68.26
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Initial Cap (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$228,745,584	757	12.36	$302,174	5.109	359.14	704	76.58
1.500	$1,413,469	6	0.08	$235,578	7.538	359.48	581	74.93
2.000	$4,199,960	15	0.23	$279,997	5.127	358.52	665	79.94
3.000	$1,615,641,103	6,283	87.33	$257,145	5.813	359.16	687	77.28
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,724,923,858	6,639	93.24	$259,817	5.704	359.26	689	77.26
1.500	$11,773,434	55	0.64	$214,062	7.723	359.38	577	71.65
2.000	$113,302,824	367	6.12	$308,727	5.854	357.62	707	76.76
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$702,200	3	0.03	$234,067	6.446	359.82	664	77.34
5.01 - 10.00	$8,157,617	24	0.40	$339,901	5.326	358.91	739	70.02
10.01 - 15.00	$12,455,060	49	0.60	$254,185	5.619	357.07	700	75.46
15.01 - 20.00	$28,576,714	125	1.39	$228,614	5.679	356.52	705	73.92
20.01 - 25.00	$57,015,189	237	2.77	$240,570	5.792	356.54	700	75.58
25.01 - 30.00	$118,151,537	492	5.74	$240,145	5.765	353.98	694	75.90
30.01 - 35.00	$204,274,536	838	9.92	$243,764	5.853	356.80	690	77.13
35.01 - 40.00	$345,242,551	1,355	16.76	$254,792	5.908	354.23	689	78.07
40.01 - 45.00	$409,388,026	1,646	19.87	$248,717	5.978	354.87	684	78.87
45.01 - 50.00	$335,797,672	1,494	16.30	$224,764	5.998	353.49	681	78.51
50.01 - 55.00	$22,803,729	98	1.11	$232,691	5.698	355.16	682	72.49
> 55.00	$8,876,217	36	0.43	$246,562	6.919	343.20	680	81.82
Not Required	$508,559,086	2,092	24.69	$243,097	6.099	354.92	695	76.53
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-9 and Impac CMB Grantor Trusts 2004-9-1 through 7

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-9

$2,060,000,000

(Approximate)

IMH Assets Corp.

Depositor

Impac Mortgage Holdings, Inc.

Seller

Impac Funding Corporation

Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: October 20, 2004**

$2,060,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-9

Class(1)(2)	Approximate Security Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)(5)	Modified Duration (Yrs.) Call/Mat (4)(5)	Payment Window (Mos.) Call/Mat (4)(5)	Expected Rating (Moody's / S&P) (6)	Last Scheduled Payment Date
1-A-1	801,325,000	Floating Rate Super Senior	2.31 / 2.80	2.23 / 2.66	1-55 / 1-175	Aaa / AAA	Feb 2035
1-A-2	89,036,000	Floating Rate Support Senior	2.31 / 2.80	2.22 / 2.65	1-55 / 1-175	Aaa / AAA	Feb 2035
2-A	840,039,000	Floating Rate Senior	2.29 / 2.77	2.21 / 2.63	1-55 / 1-174	Aaa / AAA	Feb 2035
A-IO	2,060,000,133	NAS	NA / NA	NA / NA	1-6 / 1-6	Aaa / AAA	Feb 2035
M-1 (7)	61,800,000	Floating Rate Mezzanine	2.30 / 2.79	2.21 / 2.62	1-55 / 1-175	Aa1 / AA+	Feb 2035
M-2 (7)	61,800,000	Floating Rate Mezzanine	2.30 / 2.79	2.20 / 2.62	1-55 / 1-175	Aa2 / AA+	Feb 2035
M-3 (7)	56,650,000	Floating Rate Mezzanine	2.30 / 2.79	2.20 / 2.62	1-55 / 1-175	Aa3 / AA	Feb 2035
M-4 (7)	46,350,000	Floating Rate Mezzanine	2.30 / 2.79	2.19 / 2.59	1-55 / 1-175	A1 / AA	Feb 2035
M-5 (7)	82,400,000	Floating Rate Mezzanine	2.30 / 2.79	2.18 / 2.58	1-55 / 1-175	A2 / A+	Feb 2035
M-6 (7)	20,600,000	Floating Rate Mezzanine	2.30 / 2.79	2.17 / 2.57	1-55 / 1-175	A3 / A	Feb 2035
Total:	**$2,060,000,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (together, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds are backed by the cash flows from the Group 2 Mortgage Loans. The Class A-IO Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Class M Certificates") are backed by the cash flows from the Group 1 and Group 2 Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Offered Securities (other than the Class A-IO Certificates) are subject to a cap equal to the least of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).

(3) The bond and certificate balances are subject to a +/-5% variance.

(4) The Offered Securities (other than the Class A-IO Certificates) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Conner Kelly, (212) 438-2448; Moody's, Ido Gonen, (212) 553-0323.

(7) The Class A-IO Certificates will be divided into two components (each a "Class A-IO Component") and each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Trust:	Impac CMB Trust Series 2004-9.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before December 1, 2004, Countrywide Home Loans Servicing LP will act as sub-servicer with respect to substantially all of the adjustable rate first lien and fixed rate second lien Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before December 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the fixed rate first lien Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer
Underwriter:	Countrywide Securities Corporation (Lead Manager), UBS Securities LLC (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Indenture Trustee/Custodian:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds, (iii) the Class A-IO Certificates and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Offered Securities will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	October 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of October 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Expected Pricing Date: October [21], 2004.

Expected Closing Date: October [28], 2004.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in November 2004.

Accrued Interest: The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.

Interest Accrual Period: With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Certificates and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).

Due Date: With respect to the Mortgage Loans, the first day of each calendar month.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Group 1 Pre-Funded Amount, the Group 2 Pre-funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in October 2014.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the adjustable rate first lien and fixed rate second lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month 1, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,060,000,133, of which: (a) approximately $953,055,705, $100,530,506 and $6,367,022 respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 1 Mortgage Loans") and (b) approximately $896,944,411, $49,469,504 and $53,632,986 respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that conform to Fannie Mae or Freddie Mac loan limits (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $264,988,283 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than November 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $250,011,750 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Offered Securities (other than the Class A-IO Certificates) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25%.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance	Rate
1	$2,060,000,133.37	1.40%
2	$1,904,078,144.08	1.50%
3	$1,721,851,372.53	1.50%
4	$1,557,061,890.31	1.50%
5	$1,408,041,354.49	1.50%
6	$1,273,281,152.15	1.50%

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Premium Rate: Approximately 11.28% and 6.87%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.155% and 0.094%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3654% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3889% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, over (ii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate, over (iii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-IO Certificates) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,181,338,900 on October 25, 2004 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates and last to the Class M-6 Certificates any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 58 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A	Aaa/AAA	16.50%
2-A	Aaa/AAA	16.50%
M-1	Aa1/AA+	13.50%
M-2	Aa2/AA+	10.50%
M-3	Aa3/AA	7.75%
M-4	A1/AA	5.50%
M-5	A2/A+	1.50%
M-6	A3/A	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group. Class 1-A consists of the Class 1-A-1 and Class 1-A-2 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in April 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $10,300,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class 2-A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Servicemembers Civil Relief Act, as amended, shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

balance; provided, however, that any losses allocable to the Class 1-A-1 Bonds will instead be applied to the Class 1-A-2 Bonds until the Class 1-A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions:

Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, the Bond Insurance Policy premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds and the related Class A-IO Component, concurrently, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and the related Class A-IO Component, concurrently, and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates;
2. From available funds, on a pro rata basis, the related Principal Distribution Amount to the Class 1-A Bonds, Class 2-A Bonds and the Class M Certificates;
3. From Group 2 available funds, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount; provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-1

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in respect of Allocated Realized Loss Amounts;

6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to each component of the Class A-IO Certificates, the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to each component of the Class M-1, Class M-2, Class M-3, Class M-4 , Class M-5 and Class M-6 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	801,325,000
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.59	2.96	2.31	1.43	1.11
MDUR (yr)	8.61	2.83	2.23	1.40	1.09
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	20.17	3.58	2.80	1.73	1.35
MDUR (yr)	15.68	3.34	2.66	1.67	1.32
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	10/28/04
Class Balance:	89,036,000
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	9.59	2.96	2.31	1.43	1.11
MDUR (yr)	8.59	2.83	2.22	1.40	1.09
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	48	49	49	49
WAL (yr)	20.17	3.58	2.80	1.73	1.35
MDUR (yr)	15.59	3.33	2.65	1.67	1.32
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class 2-A

Price-Yield Sensitivity Report

Settlement:	10/28/04
Class Balance:	840,039,000
Pass-Thru Margin (pre-step-up):	0.340%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	34	34	34
WAL (yr)	9.60	2.94	2.29	1.41	1.10
MDUR (yr)	8.64	2.81	2.21	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	39	39	39	40
WAL (yr)	19.97	3.54	2.77	1.70	1.33
MDUR (yr)	15.62	3.31	2.63	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	10/22	04/19	10/13	10/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class A-IO

Price-Yield Sensitivity Report

Settlement:	10/28/04
Class Balance:	2,060,000,000
Coupon	1.400%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.48425	3.00	3.00	3.00	3.00	3.00
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.48425	3.00	3.00	3.00	3.00	3.00
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-1

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	61,800,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.52	2.80	2.21	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	65	65	65
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.27	3.29	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-2

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	61,800,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.50	2.80	2.20	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	70	70	70	70
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.19	3.29	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-3

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	56,650,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.47	2.80	2.20	1.38	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	75	76	76
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	15.10	3.28	2.62	1.65	1.30
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-4

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	46,350,000
Pass-Thru Margin (pre-step-up):	1.050%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	105	105	105	105
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.32	2.77	2.19	1.37	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	127	113	113	113	114
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.53	3.24	2.59	1.64	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-5

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	82,400,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.28	2.76	2.18	1.37	1.08
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	139	123	124	124	125
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.37	3.23	2.58	1.63	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2004-9, Class M-6

Price-DM Sensitivity Report

Settlement:	10/28/04
Class Balance:	20,600,000
Pass-Thru Margin (pre-step-up):	1.350%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.60	2.95	2.30	1.42	1.10
MDUR (yr)	8.19	2.75	2.17	1.37	1.07
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	10/14	09/10	05/09	08/07	12/06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	163	145	145	146	146
WAL (yr)	20.07	3.56	2.79	1.71	1.34
MDUR (yr)	14.07	3.21	2.57	1.63	1.29
First Prin Pay	11/04	11/04	11/04	11/04	11/04
Last Prin Pay	09/34	01/23	05/19	11/13	12/11

[Available Funds Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.26	2.26
2	3.10	10.22
3	3.30	10.61
4	3.40	10.91
5	3.64	11.35
6	3.65	11.57
7	4.85	12.97
8	4.83	13.12
9	4.96	13.41
10	4.91	13.52
11	4.96	13.73
12	5.16	14.14
13	5.15	14.30
14	5.32	14.64
15	5.33	14.78
16	5.42	15.00
17	5.76	15.48
18	5.60	15.47
19	5.73	15.72
20	5.74	15.82
21	5.93	16.05
22	5.91	16.02
23	5.84	15.85
24	6.59	13.76
25	6.57	12.31
26	6.76	11.54
27	6.65	11.44
28	6.70	11.51
29	7.29	12.20
30	6.91	12.08
31	7.10	12.39
32	6.95	12.24
33	7.12	12.48
34	6.96	12.30

Period	Available Rate (2)	Available Rate (3)
35	6.91	11.29
36	7.46	12.21
37	7.22	11.00
38	7.40	10.30
39	7.18	10.04
40	7.19	10.06
41	7.67	10.68
42	7.33	10.61
43	7.58	11.00
44	7.36	10.75
45	7.60	11.06
46	7.38	10.78
47	7.40	10.81
48	7.78	11.26
49	7.58	10.99
50	7.83	11.32
51	7.61	11.04
52	7.62	11.06
53	8.38	12.05
54	7.75	11.18
55	8.01	11.51
56	NA	11.24

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



Class 2-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.55	2.55
2	3.32	10.44
3	3.51	10.81
4	3.61	11.10
5	3.88	11.56
6	3.83	11.73
7	5.05	13.13
8	5.02	13.26
9	5.15	13.56
10	5.10	13.66
11	5.15	13.88
12	5.34	14.26
13	5.33	14.40
14	5.50	14.74
15	5.50	14.89
16	5.58	15.11
17	5.95	15.62
18	5.75	15.56
19	5.90	15.83
20	5.90	15.92
21	6.09	16.15
22	6.06	16.11
23	5.99	15.94
24	6.72	13.93
25	6.75	12.58
26	6.94	11.82
27	6.83	11.70
28	6.88	11.77
29	7.48	12.48
30	7.08	12.35
31	7.29	12.71
32	7.11	12.52
33	7.30	12.76
34	7.12	12.58

Period	Available Rate (2)	Available Rate (3)
35	7.07	11.57
36	7.76	12.61
37	7.52	11.42
38	7.71	10.74
39	7.49	10.47
40	7.50	10.48
41	7.99	11.11
42	7.64	11.09
43	7.90	11.52
44	7.68	11.25
45	7.92	11.57
46	7.70	11.28
47	7.71	11.31
48	8.11	11.80
49	7.91	11.52
50	8.17	11.87
51	7.94	11.57
52	7.95	11.59
53	8.75	12.63
54	8.09	11.75
55	8.37	12.10
56	NA	11.81

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Subordinate Class Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.40	2.40
2	3.21	10.32
3	3.40	10.71
4	3.50	11.00
5	3.75	11.45
6	3.74	11.65
7	4.95	13.05
8	4.92	13.19
9	5.05	13.48
10	5.01	13.59
11	5.05	13.80
12	5.25	14.20
13	5.24	14.35
14	5.41	14.69
15	5.41	14.83
16	5.50	15.05
17	5.85	15.55
18	5.67	15.51
19	5.81	15.77
20	5.82	15.87
21	6.01	16.10
22	5.98	16.06
23	5.92	15.89
24	6.65	13.84
25	6.66	12.44
26	6.85	11.67
27	6.73	11.56
28	6.78	11.64
29	7.38	12.33
30	6.99	12.21
31	7.19	12.54
32	7.03	12.38
33	7.21	12.61
34	7.04	12.44

Period	Available Rate (2)	Available Rate (3)
35	6.99	11.43
36	7.60	12.40
37	7.36	11.21
38	7.55	10.51
39	7.33	10.25
40	7.34	10.26
41	7.82	10.89
42	7.48	10.84
43	7.73	11.25
44	7.52	10.99
45	7.75	11.31
46	7.53	11.02
47	7.55	11.05
48	7.94	11.52
49	7.74	11.24
50	8.00	11.59
51	7.77	11.30
52	7.78	11.32
53	8.56	12.33
54	7.91	11.46
55	8.18	11.79
56	NA	11.51

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,385	
Total Outstanding Balance		$1,059,953,233	
Average Loan Balance		$313,132	$9,970 to $2,740,621
WA Mortgage Rate		5.842%	2.875% to 13.000%
WA Mortgage Rate Net LPMI		5.687%	2.875% to 13.000%
Net WAC		5.290%	2.468% to 12.218%
ARM Characteristics			
WA Gross Margin		3.983%	1.500% to 9.375%
WA Months to First Roll		29	1 to 119
WA First Periodic Cap		2.712%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.087%	1.000% to 2.000%
WA Lifetime Cap		11.622%	8.875% to 16.500%
WA Lifetime Floor		4.093%	1.500% to 9.375%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		358	170 to 360
WA Age (months)		1	0 to 24
WA LTV		76.98%	9.96% to 100.00%
WA FICO		690	
WA DTI%		38.42%	
Secured by (% of pool)	1st Liens	99.40%	
	2nd Liens	0.60%	
Prepayment Penalty at Loan Orig (% of all loans)		74.34%	
Prepay Moves Exempted	Soft	30.20%	
	Hard	44.14%	
	No Prepay	25.66%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.92%	SFR	68.27%	REDUCED	59.20%	PUR	62.50%	OWNER	83.97%	0	25.66%
FL	10.10%	PUD	18.33%	FULL/ALT	21.32%	REFI/CO	30.97%	INV HM	13.19%	6	1.10%
VA	3.16%	CND	7.79%	NISA	4.56%	REFI	6.53%	2ND HM	2.83%	7	0.43%
NV	2.31%	2-4 FAMILY	5.60%	SISA	4.29%					12	13.62%
IL	2.28%			NAV	3.74%					24	31.74%
										30	0.01%
										36	11.67%
										42	0.02%
										60	15.75%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$4,987,312	36	0.47	$138,536	7.103	178.51	702	73.75
20Yr Fixed	$245,701	5	0.02	$49,140	10.499	236.13	661	97.85
30Yr Fixed	$87,341,894	477	8.24	$183,107	7.278	358.75	687	75.68
30/15 Fixed Balloon	$312,890	7	0.03	$44,699	9.674	176.10	698	97.97
30Yr Fixed - IO	$14,009,731	47	1.32	$298,079	6.869	359.01	706	75.65
30Y LIB1M	$2,301,235	7	0.22	$328,748	5.272	359.68	696	78.47
30Y LIB1M - IO	$15,752,000	30	1.49	$525,067	4.586	358.80	700	75.58
30Y LIB3M - IO	$719,150	2	0.07	$359,575	5.608	360.00	723	78.21
30Y LIB6M	$12,731,779	51	1.20	$249,643	6.215	359.27	678	83.17
30Y LIB6M - IO	$90,658,767	209	8.55	$433,774	4.912	359.24	707	74.96
30Y LIB12M	$2,262,238	9	0.21	$251,360	6.898	359.31	673	82.07
30Y LIB12M - IO	$14,139,180	34	1.33	$415,858	5.550	359.25	699	79.14
2/28 LIB6M	$100,887,039	546	9.52	$184,775	6.314	359.24	668	79.80
2/28 LIB6M - IO	$394,717,989	895	37.24	$441,026	5.766	359.27	683	79.25
3/27 LIB6M	$59,303,889	359	5.59	$165,192	6.030	358.94	671	78.85
3/27 LIB6M - IO	$105,975,350	223	10.00	$475,226	5.490	359.19	699	73.71
3/1 LIB12M	$1,365,214	3	0.13	$455,071	4.800	351.72	680	68.50
3/1 LIB12M - IO	$11,013,533	20	1.04	$550,677	4.433	354.03	734	72.82
5/25 LIB6M	$26,146,671	128	2.47	$204,271	5.964	359.33	698	75.92
5/25 LIB6M - IO	$89,313,274	245	8.43	$364,544	5.657	359.33	706	72.42
5/1 LIB12M	$109,791	1	0.01	$109,791	6.250	358.00	790	68.75
7/23 LIB6M	$750,072	4	0.07	$187,518	5.373	359.58	747	78.02
7/23 LIB6M - IO	$12,174,721	24	1.15	$507,280	5.314	354.40	723	65.39
7/1 LIB12M	$1,797,317	4	0.17	$449,329	5.660	358.21	756	80.00
7/1 LIB12M - IO	$1,904,310	4	0.18	$476,078	5.779	358.01	742	69.86
10/20 LIB6M - IO	$1,239,000	4	0.12	$309,750	6.075	358.28	730	58.30
10/1 LIB12M	$5,378,187	8	0.51	$672,273	5.816	358.26	726	71.66
10/1 LIB12M - IO	$2,415,000	3	0.23	$805,000	5.607	357.13	754	63.96
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,820,564	59	0.17	$30,857	9.655	310.12	702	88.54
$50,000.01 - $100,000.00	$34,291,857	426	3.24	$80,497	6.875	352.83	680	79.59
$100,000.01 - $150,000.00	$78,034,916	626	7.36	$124,656	6.578	357.30	677	79.81
$150,000.01 - $200,000.00	$49,676,128	300	4.69	$165,587	6.485	354.72	686	79.32
$200,000.01 - $250,000.00	$19,779,139	88	1.87	$224,763	6.294	359.33	688	77.29
$250,000.01 - $300,000.00	$19,382,942	70	1.83	$276,899	5.849	359.28	701	73.40
$300,000.01 - $350,000.00	$73,125,278	216	6.90	$338,543	5.674	358.40	683	76.84
$350,000.01 - $400,000.00	$195,030,673	519	18.40	$375,782	5.736	359.23	692	78.73
$400,000.01 - $450,000.00	$137,791,853	324	13.00	$425,283	5.711	359.22	690	77.93
$450,000.01 - $500,000.00	$112,034,809	235	10.57	$476,744	5.762	359.22	692	78.24
$500,000.01 - $550,000.00	$76,063,574	145	7.18	$524,576	5.681	359.09	694	78.47

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$73,553,111	127	6.94	$579,158	5.742	359.13	678	76.69
$600,000.01 - $650,000.00	$62,346,473	99	5.88	$629,762	5.498	359.21	689	75.65
$650,000.01 - $700,000.00	$27,833,633	41	2.63	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	2.92	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.88	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.39	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.58	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.70	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$21,679,116	22	2.05	$985,414	5.536	358.03	711	68.96
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.21	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.11	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.22	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.12	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.36	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.12	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.14	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.30	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.26	$2,740,621	6.250	336.00	740	61.09
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,820,564	59	0.17	$30,857	9.655	310.12	702	88.54
$50,000.01 - $100,000.00	$34,192,111	425	3.23	$80,452	6.877	352.82	680	79.54
$100,000.01 - $150,000.00	$77,984,742	626	7.36	$124,576	6.577	357.30	677	79.81
$150,000.01 - $200,000.00	$49,826,049	301	4.70	$165,535	6.486	354.73	686	79.35
$200,000.01 - $250,000.00	$19,779,139	88	1.87	$224,763	6.294	359.33	688	77.29
$250,000.01 - $300,000.00	$19,382,942	70	1.83	$276,899	5.849	359.28	701	73.40
$300,000.01 - $350,000.00	$73,125,278	216	6.90	$338,543	5.674	358.40	683	76.84
$350,000.01 - $400,000.00	$195,030,673	519	18.40	$375,782	5.736	359.23	692	78.73
$400,000.01 - $450,000.00	$137,791,853	324	13.00	$425,283	5.711	359.22	690	77.93
$450,000.01 - $500,000.00	$112,034,809	235	10.57	$476,744	5.762	359.22	692	78.24
$500,000.01 - $550,000.00	$76,063,574	145	7.18	$524,576	5.681	359.09	694	78.47
$550,000.01 - $600,000.00	$73,553,111	127	6.94	$579,158	5.742	359.13	678	76.69
$600,000.01 - $650,000.00	$62,346,473	99	5.88	$629,762	5.498	359.21	689	75.65
$650,000.01 - $700,000.00	$27,833,633	41	2.63	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	2.92	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.88	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.39	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.58	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.70	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$20,679,116	21	1.95	$984,720	5.593	358.03	711	68.96
$1,000,000.01 - $1,050,000.00	$1,000,000	1	0.09	$1,000,000	4.375	358.00	725	68.98

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.21	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.11	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.22	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.12	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.36	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.12	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.14	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.30	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.26	$2,740,621	6.250	336.00	740	61.09
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,408,812	6	0.23	$401,469	4.973	359.30	741	65.59
AR	$181,200	1	0.02	$181,200	5.500	359.00	690	69.98
AZ	$19,604,505	92	1.85	$213,092	6.096	359.01	680	77.18
CA	$656,345,876	1,471	61.92	$446,190	5.623	358.81	691	76.19
CO	$10,981,031	29	1.04	$378,656	6.082	353.22	701	72.90
CT	$5,134,536	18	0.48	$285,252	5.911	354.96	686	75.15
DC	$3,142,524	9	0.30	$349,169	5.702	358.78	713	68.69
DE	$1,625,027	11	0.15	$147,730	5.917	359.30	681	80.47
FL	$107,051,365	523	10.10	$204,687	6.266	357.60	691	78.06
GA	$15,715,744	75	1.48	$209,543	5.604	358.76	703	79.66
HI	$15,488,311	63	1.46	$245,846	6.806	342.45	703	73.69
IA	$1,826,447	17	0.17	$107,438	6.144	359.04	655	79.99
ID	$1,349,970	9	0.13	$149,997	7.001	344.35	658	85.13
IL	$24,130,342	119	2.28	$202,776	6.123	358.42	683	78.69
IN	$4,726,166	30	0.45	$157,539	6.413	359.20	675	80.67
KS	$259,732	2	0.02	$129,866	5.827	359.00	646	80.00
KY	$1,070,599	11	0.10	$97,327	5.928	358.89	640	80.34
LA	$260,490	2	0.02	$130,245	7.559	359.00	637	90.00
MA	$9,744,087	26	0.92	$374,773	5.832	357.29	700	73.19
MD	$15,070,769	59	1.42	$255,437	5.995	358.51	681	79.34
ME	$75,350	1	0.01	$75,350	7.250	360.00	697	78.99
MI	$5,113,599	31	0.48	$164,955	6.655	354.19	650	80.18
MN	$8,074,027	41	0.76	$196,927	6.274	358.60	677	80.70
MO	$2,464,552	17	0.23	$144,974	6.518	357.78	679	84.12
MS	$393,349	4	0.04	$98,337	7.421	358.44	670	88.31
MT	$928,318	4	0.09	$232,080	5.650	358.47	754	78.11
NC	$5,270,425	33	0.50	$159,710	6.117	358.11	710	78.80
ND	$67,529	1	0.01	$67,529	5.750	359.00	688	80.00
NE	$352,304	5	0.03	$70,461	6.253	358.92	670	77.24
NH	$1,154,314	5	0.11	$230,863	6.839	356.85	637	73.79
NJ	$14,543,615	64	1.37	$227,244	6.611	357.27	669	80.45

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NM	$1,090,428	8	0.10	$136,304	6.575	358.95	712	77.83
NV	$24,458,770	88	2.31	$277,941	6.276	358.53	688	79.04
NY	$9,323,151	30	0.88	$310,772	6.276	353.49	700	77.23
OH	$5,433,362	47	0.51	$115,603	6.229	357.81	684	82.46
OK	$699,589	7	0.07	$99,941	5.982	359.00	655	79.95
OR	$7,047,578	48	0.66	$146,825	5.985	356.49	686	79.29
PA	$5,367,905	34	0.51	$157,880	6.463	352.75	650	79.93
RI	$697,619	2	0.07	$348,810	5.388	359.23	681	80.24
SC	$2,129,824	15	0.20	$141,988	7.020	359.26	668	79.53
TN	$4,167,618	32	0.39	$130,238	6.251	358.96	687	79.28
TX	$14,332,617	99	1.35	$144,774	6.778	354.99	682	83.18
UT	$4,266,953	21	0.40	$203,188	5.906	359.31	698	79.27
VA	$33,456,073	102	3.16	$328,001	5.868	358.55	694	78.42
WA	$10,136,139	49	0.96	$206,860	6.043	358.90	676	77.67
WI	$2,730,357	23	0.26	$118,711	6.197	359.07	669	81.68
WY	$60,331	1	0.01	$60,331	5.300	359.00	739	80.00
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$37,716	2	0.00	$18,858	8.531	358.43	718	9.97
20.01 - 25.00	$380,716	4	0.04	$95,179	7.406	358.90	726	22.69
25.01 - 30.00	$1,478,153	7	0.14	$211,165	6.269	358.55	734	28.10
30.01 - 35.00	$1,109,131	6	0.10	$184,855	6.679	358.70	680	32.95
35.01 - 40.00	$2,160,600	10	0.20	$216,060	5.733	359.44	743	38.39
40.01 - 45.00	$4,995,271	17	0.47	$293,839	5.724	358.85	701	42.02
45.01 - 50.00	$9,282,433	27	0.88	$343,794	5.035	356.96	708	47.57
50.01 - 55.00	$14,746,692	37	1.39	$398,559	5.102	357.15	704	52.64
55.01 - 60.00	$27,189,958	69	2.57	$394,057	5.430	356.58	700	58.42
60.01 - 65.00	$40,453,084	88	3.82	$459,694	5.378	357.07	698	63.33
65.01 - 70.00	$234,547,059	591	22.13	$396,865	4.964	357.82	702	69.56
70.01 - 75.00	$39,024,258	110	3.68	$354,766	6.111	357.99	682	73.91
75.01 - 80.00	$505,041,523	1,672	47.65	$302,058	5.916	358.69	689	79.81
80.01 - 85.00	$20,820,218	71	1.96	$293,243	6.675	357.64	658	84.32
85.01 - 90.00	$93,019,562	418	8.78	$222,535	6.946	358.09	672	89.59
90.01 - 95.00	$58,931,318	210	5.56	$280,625	7.077	358.02	673	94.73
95.01 - 100.00	$6,735,541	46	0.64	$146,425	7.564	345.34	702	99.68
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$1,280,700	3	0.12	$426,900	2.958	358.66	695	74.59
3.000 - 3.499	$5,455,816	11	0.51	$495,983	3.233	358.71	726	72.89
3.500 - 3.999	$19,593,333	44	1.85	$445,303	3.771	358.04	725	70.43
4.000 - 4.499	$84,685,443	184	7.99	$460,247	4.256	359.00	714	69.33
4.500 - 4.999	$125,166,505	291	11.81	$430,125	4.726	359.41	706	69.73
5.000 - 5.499	$137,907,237	380	13.01	$362,914	5.194	358.23	699	74.39
5.500 - 5.999	$240,379,500	713	22.68	$337,138	5.721	358.85	690	77.55
6.000 - 6.499	$163,226,292	566	15.40	$288,386	6.214	358.33	683	79.36
6.500 - 6.999	$146,528,460	494	13.82	$296,616	6.704	356.51	677	80.63
7.000 - 7.499	$60,314,584	239	5.69	$252,362	7.199	358.81	671	83.06
7.500 - 7.999	$39,699,891	208	3.75	$190,865	7.684	356.92	669	83.41
8.000 - 8.499	$11,903,621	67	1.12	$177,666	8.193	358.89	646	86.71
8.500 - 8.999	$12,096,496	73	1.14	$165,705	8.647	356.30	655	88.98
9.000 - 9.499	$4,127,060	24	0.39	$171,961	9.199	357.87	642	88.58
9.500 - 9.999	$4,273,693	35	0.40	$122,106	9.690	344.55	667	85.97
10.000 - 10.499	$1,240,846	15	0.12	$82,723	10.226	330.98	670	93.23
10.500 - 10.999	$1,231,301	21	0.12	$58,633	10.682	311.78	684	87.90
11.000 - 11.499	$449,692	11	0.04	$40,881	11.134	272.41	689	97.09
11.500 - 11.999	$302,494	4	0.03	$75,624	11.917	331.23	679	58.93
12.000 - 12.499	$52,782	1	0.00	$52,782	12.000	236.00	667	90.00
13.000 - 13.499	$37,483	1	0.00	$37,483	13.000	358.00	732	98.96
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$723,670,521	2,317	68.27	$312,331	5.852	358.04	688	77.22
PUD	$194,335,461	547	18.33	$355,275	5.753	358.64	690	77.18
CND	$82,577,868	335	7.79	$246,501	5.772	358.00	698	76.02
2-4 FAMILY	$59,369,383	186	5.60	$319,190	6.097	357.62	701	74.70
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$662,421,293	2,193	62.50	$302,062	5.859	358.67	698	78.86
REFI/CO	$328,281,935	980	30.97	$334,982	5.832	357.70	673	74.18
REFI	$69,250,005	212	6.53	$326,651	5.718	354.93	692	72.33
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$890,061,402	2,685	83.97	$331,494	5.828	358.31	687	77.36
INV HM	$139,844,332	577	13.19	$242,365	5.923	356.89	706	74.70
2ND HM	$30,047,499	123	2.83	$244,289	5.861	358.30	708	76.27
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$5,300,203	43	0.50	$123,261	7.255	178.36	702	75.18
181 - 240	$245,701	5	0.02	$49,140	10.499	236.13	661	97.85
301 - 360	$1,054,407,330	3,337	99.48	$315,975	5.833	359.06	690	76.99
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$627,462,914	1,816	59.20	$345,519	5.804	358.09	692	76.62
FULL/ALT	$226,021,778	658	21.32	$343,498	5.379	358.38	691	76.32
NISA	$48,315,451	197	4.56	$245,256	6.694	358.74	691	80.21
SISA	$45,515,420	142	4.29	$320,531	6.326	355.79	686	74.00
NAV	$39,604,768	258	3.74	$153,507	6.094	358.22	655	80.70
NINA	$36,842,283	186	3.48	$198,077	6.937	357.84	693	79.93
NO RATIO	$36,190,619	128	3.41	$282,739	6.244	359.40	689	79.77
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,120,118	10	0.11	$112,012	7.488	358.55	N/A	69.89
801 - 820	$9,713,377	24	0.92	$404,724	5.147	359.19	806	73.52
781 - 800	$35,219,805	102	3.32	$345,292	5.218	357.65	788	69.54
761 - 780	$60,403,772	179	5.70	$337,451	5.439	358.54	769	74.55
741 - 760	$75,878,734	228	7.16	$332,801	5.543	358.54	751	75.07
721 - 740	$101,572,253	307	9.58	$330,854	5.646	355.67	731	76.05
701 - 720	$130,325,199	386	12.30	$337,630	5.625	358.69	710	76.60
681 - 700	$171,804,389	527	16.21	$326,005	5.645	358.21	690	76.59
661 - 680	$148,269,312	497	13.99	$298,329	5.954	357.73	670	78.89
641 - 660	$147,076,833	499	13.88	$294,743	6.034	358.92	651	77.89
621 - 640	$115,848,438	396	10.93	$292,547	6.326	358.47	631	79.60
601 - 620	$50,772,567	175	4.79	$290,129	6.521	358.80	612	79.46

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$7,284,707	31	0.69	$234,991	6.923	354.31	594	74.71
561 - 580	$2,689,784	15	0.25	$179,319	8.371	359.26	575	73.80
541 - 560	$1,153,390	5	0.11	$230,678	8.637	358.95	551	72.80
521 - 540	$547,253	2	0.05	$273,626	8.375	359.27	535	63.27
501 - 520	$273,303	2	0.03	$136,652	9.251	359.34	513	74.50
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$271,987,611	814	25.66	$334,137	5.795	357.03	700	76.71
6	$11,618,268	69	1.10	$168,381	7.432	354.97	692	79.25
7	$4,525,763	9	0.43	$502,863	5.907	358.31	724	69.38
12	$144,369,873	370	13.62	$390,189	5.416	359.22	694	75.60
24	$336,473,761	928	31.74	$362,579	5.865	359.15	679	79.28
30	$79,995	1	0.01	$79,995	8.125	358.00	651	90.00
36	$123,748,080	490	11.67	$252,547	5.829	358.89	681	75.31
42	$171,500	1	0.02	$171,500	6.375	358.00	698	70.00
60	$166,978,382	703	15.75	$237,523	6.133	356.55	697	75.27
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Range of Months to Roll (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$122,162,931	299	12.82	$408,572	5.017	359.20	703	75.98
7 - 12	11	$16,401,418	43	1.72	$381,428	5.736	359.26	695	79.54
19 - 24	23	$496,306,981	1,442	52.08	$344,180	5.876	359.25	680	79.36
25 - 31	29	$8,837,174	18	0.93	$490,954	4.697	353.09	720	71.25
32 - 37	35	$168,118,859	586	17.64	$286,892	5.652	359.07	690	75.52
56 - 61	59	$118,310,357	375	12.41	$315,494	5.739	358.79	705	72.93
80 - 85	83	$13,885,799	35	1.46	$396,737	5.241	359.30	728	69.43
> 85	118	$9,032,187	15	0.95	$602,146	5.796	357.96	734	67.77
		$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Range of Margin (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,753,350	3	0.18	$584,450	3.906	358.65	699	72.96
1.750 - 1.999	$2,333,000	4	0.24	$583,250	3.281	358.83	744	75.88
2.000 - 2.249	$1,401,071	4	0.15	$350,268	4.231	358.93	717	70.08

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Margin (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.250 - 2.499	$95,571,104	203	10.03	$470,794	5.360	357.46	724	72.75
2.500 - 2.749	$5,392,441	12	0.57	$449,370	4.759	358.56	727	71.69
2.750 - 2.999	$35,851,425	65	3.76	$551,560	5.634	358.81	703	76.24
3.000 - 3.249	$37,084,457	96	3.89	$386,296	5.098	359.17	726	75.57
3.250 - 3.499	$136,942,921	377	14.37	$363,244	5.202	359.53	741	74.16
3.500 - 3.749	$114,874,724	352	12.05	$326,349	5.432	359.33	698	77.16
3.750 - 3.999	$259,607,922	755	27.24	$343,852	5.509	359.54	671	74.67
4.000 - 4.249	$7,473,937	26	0.78	$287,459	5.501	359.06	662	73.53
4.250 - 4.499	$11,998,330	40	1.26	$299,958	6.212	359.21	637	74.51
4.500 - 4.749	$4,382,388	17	0.46	$257,788	6.033	358.97	661	78.87
4.750 - 4.999	$5,938,066	22	0.62	$269,912	6.364	359.29	652	77.52
5.000 - 5.249	$19,385,796	83	2.03	$233,564	6.506	358.95	673	81.61
5.250 - 5.499	$8,044,764	50	0.84	$160,895	6.453	358.88	651	83.63
5.500 - 5.749	$17,417,804	104	1.83	$167,479	6.196	358.95	664	81.14
5.750 - 5.999	$70,525,374	230	7.40	$306,632	6.360	358.91	670	81.02
6.000 - 6.249	$64,973,510	201	6.82	$323,251	6.456	358.83	654	85.71
6.250 - 6.499	$38,400,732	114	4.03	$336,849	6.958	358.90	645	90.06
6.500 - 6.749	$6,918,584	24	0.73	$288,274	7.150	358.94	640	87.27
6.750 - 6.999	$2,594,849	10	0.27	$259,485	7.385	359.49	640	77.84
7.000 - 7.249	$1,709,683	6	0.18	$284,947	7.804	358.70	635	85.08
7.250 - 7.499	$1,050,001	6	0.11	$175,000	7.544	359.43	640	87.31
7.500 - 7.749	$953,962	5	0.10	$190,792	8.020	358.45	636	80.07
8.000 - 8.249	$116,929	1	0.01	$116,929	8.500	359.00	614	86.67
8.250 - 8.499	$80,902	1	0.01	$80,902	8.500	359.00	633	90.00
8.500 - 8.749	$165,632	1	0.02	$165,632	8.750	360.00	637	95.00
9.250 - 9.499	$112,046	1	0.01	$112,046	9.625	360.00	669	95.00
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Range of Maximum Rates (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$357,200	1	0.04	$357,200	2.875	358.00	684	79.99
9.000 - 9.499	$5,879,316	12	0.62	$489,943	3.216	358.81	725	72.68
9.500 - 9.999	$34,647,719	75	3.64	$461,970	4.282	358.30	716	72.68
10.000 - 10.499	$91,715,607	200	9.62	$458,578	4.374	358.98	717	70.15
10.500 - 10.999	$145,034,263	332	15.22	$436,850	4.902	359.34	708	70.75
11.000 - 11.499	$137,682,260	374	14.45	$368,134	5.288	359.45	698	74.64
11.500 - 11.999	$207,202,759	643	21.74	$322,244	5.728	359.16	685	77.98
12.000 - 12.499	$137,508,789	505	14.43	$272,295	6.202	358.60	676	80.87
12.500 - 12.999	$113,158,547	356	11.87	$317,861	6.699	359.10	672	82.80
13.000 - 13.499	$38,261,184	126	4.01	$303,660	7.198	359.10	664	87.04
13.500 - 13.999	$22,289,489	96	2.34	$232,182	7.687	359.03	667	85.28
14.000 - 14.499	$5,495,817	30	0.58	$183,194	8.097	359.09	646	86.94
14.500 - 14.999	$8,368,129	39	0.88	$214,567	8.487	359.32	645	87.14

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15.000 - 15.499	$2,438,680	11	0.26	$221,698	8.793	358.91	609	85.57
15.500 - 15.999	$1,500,468	7	0.16	$214,353	9.556	359.21	632	90.02
16.000 - 16.499	$1,351,638	5	0.14	$270,328	9.645	359.17	599	85.72
16.500 - 16.999	$163,838	1	0.02	$163,838	9.500	358.00	562	80.00
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Next Interest Adjustment Date (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$12,756,036	22	1.34	$579,820	4.617	358.46	693	74.84
12/04	$1,803,949	6	0.19	$300,658	5.098	359.00	712	83.72
01/05	$6,441,704	15	0.68	$429,447	4.603	358.69	706	73.03
02/05	$12,833,070	31	1.35	$413,970	4.519	358.15	710	73.90
03/05	$44,534,989	111	4.67	$401,216	4.969	359.00	710	77.00
04/05	$35,883,935	90	3.77	$398,710	5.398	360.00	698	76.51
05/05	$7,909,248	24	0.83	$329,552	5.328	360.00	690	73.66
08/05	$1,687,758	5	0.18	$337,552	5.553	358.00	657	80.00
09/05	$8,726,000	23	0.92	$379,391	5.902	359.00	694	80.11
10/05	$4,428,860	11	0.46	$402,624	5.429	360.00	707	78.35
11/05	$1,558,800	4	0.16	$389,700	5.876	360.00	709	79.26
06/06	$123,649	1	0.01	$123,649	6.300	357.00	602	80.00
07/06	$7,830,300	33	0.82	$237,282	5.859	357.14	700	80.60
08/06	$50,495,273	194	5.30	$260,285	6.253	358.19	672	82.00
09/06	$248,511,922	670	26.08	$370,913	6.076	359.00	674	80.83
10/06	$146,038,289	420	15.32	$347,710	5.458	359.94	691	76.71
11/06	$43,307,549	124	4.54	$349,254	5.694	360.00	689	76.56
12/06	$1,369,744	2	0.14	$684,872	5.298	350.00	729	66.63
02/07	$2,084,513	3	0.22	$694,838	4.366	352.00	761	56.75
03/07	$1,152,257	2	0.12	$576,129	3.905	353.00	705	80.00
04/07	$1,453,988	3	0.15	$484,663	4.713	354.00	686	78.30
05/07	$2,871,384	9	0.30	$319,043	4.961	355.03	706	77.20
06/07	$5,225,038	17	0.55	$307,355	4.801	356.16	726	76.08
07/07	$7,015,952	27	0.74	$259,850	5.654	357.18	687	76.52
08/07	$31,500,882	182	3.31	$173,082	6.040	358.47	673	77.48
09/07	$68,394,567	214	7.18	$319,601	5.811	359.00	694	77.05
10/07	$42,025,257	109	4.41	$385,553	5.353	360.00	697	72.72
11/07	$13,862,450	36	1.45	$385,068	5.222	360.00	680	71.27
06/09	$220,000	2	0.02	$110,000	6.750	356.00	702	83.93
07/09	$1,884,127	6	0.20	$314,021	5.535	357.00	683	80.54
08/09	$9,479,572	45	0.99	$210,657	6.212	358.01	705	77.11
09/09	$52,507,807	160	5.51	$328,174	5.930	359.00	708	75.73
10/09	$37,147,900	111	3.90	$334,666	5.586	358.23	707	69.55
11/09	$17,070,950	51	1.79	$334,725	5.231	360.00	695	68.35
07/11	$350,910	1	0.04	$350,910	5.625	357.00	643	90.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/11	$3,016,773	8	0.32	$377,097	5.714	358.00	770	72.47
09/11	$2,687,816	8	0.28	$335,977	5.983	359.00	712	78.35
10/11	$1,464,800	5	0.15	$292,960	5.013	360.00	668	67.72
11/11	$6,365,500	13	0.67	$489,654	4.735	360.00	734	63.48
05/14	$1,000,000	1	0.10	$1,000,000	4.875	355.00	753	70.18
08/14	$5,415,922	10	0.57	$541,592	5.796	358.00	745	66.41
09/14	$2,616,265	4	0.27	$654,066	6.147	359.00	705	69.68
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Initial Fixed Period (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$11,306,786	19	1.19	$595,094	4.740	358.62	694	74.94
3	$7,465,599	20	0.78	$373,280	4.663	359.47	710	77.69
6	$103,390,546	260	10.85	$397,656	5.073	359.24	704	75.97
12	$16,401,418	43	1.72	$381,428	5.736	359.26	695	79.54
24	$495,605,028	1,441	52.00	$343,931	5.878	359.27	680	79.36
36	$177,657,986	605	18.64	$293,650	5.600	358.73	692	75.33
60	$115,569,735	374	12.13	$309,010	5.727	359.33	704	73.21
84	$16,626,421	36	1.74	$461,845	5.407	355.46	730	68.06
120	$9,032,187	15	0.95	$602,146	5.796	357.96	734	67.77
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Initial Cap (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$135,508,211	332	14.22	$408,157	5.081	359.21	704	76.39
1.500	$1,013,938	4	0.11	$253,485	7.700	359.68	578	70.01
2.000	$2,042,200	6	0.21	$340,367	5.189	358.44	671	80.00
3.000	$814,491,356	2,471	85.46	$329,620	5.785	359.07	688	77.25
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Subsequent Cap (Excludes 572 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$867,693,704	2,571	91.04	$337,493	5.666	359.27	689	77.36
1.500	$4,322,867	19	0.45	$227,519	8.111	359.36	578	74.88
2.000	$81,039,133	223	8.50	$363,404	5.773	357.15	709	74.73
	$953,055,705	**2,813**	**100.00**	**$338,804**	**5.686**	**359.09**	**690**	**77.13**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,059,953,233 Group 1 Adjustable and Fixed Rate Mortgage Loans

Range of DTI%								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$359,000	1	0.03	$359,000	6.875	360.00	644	74.80
5.01 - 10.00	$5,992,732	14	0.57	$428,052	5.219	358.93	744	67.90
10.01 - 15.00	$7,568,137	25	0.71	$302,725	5.561	359.22	699	75.17
15.01 - 20.00	$14,107,439	50	1.33	$282,149	5.486	358.70	718	71.79
20.01 - 25.00	$31,438,830	103	2.97	$305,231	5.870	358.33	703	76.25
25.01 - 30.00	$60,937,176	195	5.75	$312,498	5.744	354.54	694	75.23
30.01 - 35.00	$107,798,914	333	10.17	$323,720	5.792	358.78	686	77.14
35.01 - 40.00	$186,502,560	536	17.60	$347,953	5.795	357.66	689	77.74
40.01 - 45.00	$203,982,628	604	19.24	$337,720	5.868	358.85	685	79.07
45.01 - 50.00	$150,266,508	544	14.18	$276,225	5.852	358.80	681	77.79
50.01 - 55.00	$10,865,224	35	1.03	$310,435	5.422	358.37	686	72.66
> 55.00	$4,216,255	13	0.40	$324,327	6.786	346.83	689	84.38
Not Required	$275,917,830	932	26.03	$296,049	5.926	358.13	696	75.46
	$1,059,953,233	**3,385**	**100.00**	**$313,132**	**5.842**	**358.13**	**690**	**76.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group 2 Adjustable and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		5,104	
Total Outstanding Balance		$1,000,046,900	
Average Loan Balance		$195,934	$19,955 to $616,000
WA Mortgage Rate		6.090%	2.500% to 14.500%
WA Mortgage Rate Net LPMI		5.995%	2.500% to 14.500%
Net WAC		5.575%	2.093% to 13.718%
ARM Characteristics			
WA Gross Margin		4.085%	1.500% to 9.500%
WA Months to First Roll		27	1 to 119
WA First Periodic Cap		2.789%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.040%	1.000% to 2.000%
WA Lifetime Cap		11.743%	8.500% to 17.375%
WA Lifetime Floor		4.203%	1.500% to 10.375%
WA Original Term (months)		352	180 to 360
WA Remaining Term (months)		351	168 to 360
WA Age (months)		1	0 to 15
WA LTV		78.01%	10.71% to 100.00%
WA FICO		689	
WA DTI%		39.35%	
Secured by (% of pool)	1st Liens	94.64%	
	2nd Liens	5.36%	
Prepayment Penalty at Loan Orig (% of all loans)		74.62%	
Prepay Moves Exempted	Soft	20.48%	
	Hard	54.14%	
	No Prepay	25.38%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	54.92%	SFR	64.50%	REDUCED	56.67%	PUR	65.95%	OWNER	81.21%	0	25.38%
FL	6.84%	PUD	13.78%	FULL/ALT	22.36%	REFI/CO	27.70%	INV HM	16.61%	6	2.15%
NV	3.82%	CND	12.15%	NAV	7.42%	REFI	6.36%	2ND HM	2.17%	7	0.14%
AZ	3.72%	2-4 FAMILY	9.56%	NISA	4.80%					12	15.84%
MD	3.28%			NO RATIO	3.32%					24	39.38%
										30	0.02%
										36	17.10%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$1,724,249	15	0.17	$114,950	7.886	178.69	701	74.15
20Yr Fixed	$869,356	11	0.09	$79,032	8.371	236.17	712	91.55
30Yr Fixed	$49,309,585	248	4.93	$198,829	7.791	358.40	690	76.75
30/15 Fixed Balloon	$41,965,040	534	4.20	$78,586	10.623	177.81	700	96.15
30Yr Fixed - IO	$9,234,260	48	0.92	$192,380	7.092	359.28	691	73.94
30Y LIB1M - IO	$7,795,000	34	0.78	$229,265	4.168	358.85	705	76.08
30Y LIB6M	$10,504,409	43	1.05	$244,289	5.909	359.09	678	79.74
30Y LIB6M - IO	$68,056,060	321	6.81	$212,013	5.093	359.01	707	76.74
1/29 LIB6M	$184,131	1	0.02	$184,131	5.990	358.00	650	90.00
30Y LIB12M	$1,429,748	6	0.14	$238,291	5.606	359.63	674	74.29
30Y LIB12M - IO	$8,009,448	32	0.80	$250,295	5.567	359.13	696	76.67
2/28 LIB6M	$113,988,023	495	11.40	$230,279	6.171	359.30	670	78.86
2/28 LIB6M - IO	$414,087,476	1,968	41.41	$210,410	5.756	359.37	689	77.57
3/27 LIB6M	$53,366,957	241	5.34	$221,440	6.042	358.93	672	79.32
3/27 LIB6M - IO	$133,854,053	703	13.38	$190,404	5.783	359.03	689	76.10
3/1 LIB12M	$299,722	1	0.03	$299,722	6.375	359.00	663	80.00
3/1 LIB12M - IO	$472,500	3	0.05	$157,500	5.790	358.38	715	76.41
5/25 LIB6M	$15,613,784	61	1.56	$255,964	5.763	359.42	694	74.65
5/25 LIB6M - IO	$63,154,593	310	6.32	$203,724	5.806	359.20	703	74.84
5/1 LIB12M	$342,167	2	0.03	$171,083	5.674	356.61	687	78.52
5/1 LIB12M - IO	$394,000	2	0.04	$197,000	5.262	359.00	681	69.71
7/23 LIB6M	$1,236,330	5	0.12	$247,266	5.134	359.84	718	60.03
7/23 LIB6M - IO	$2,684,391	12	0.27	$223,699	5.556	359.28	733	71.68
7/1 LIB12M	$223,772	1	0.02	$223,772	5.875	359.00	744	80.00
7/1 LIB12M - IO	$812,848	5	0.08	$162,570	5.916	358.36	705	79.32
10/20 LIB6M - IO	$300,000	1	0.03	$300,000	6.000	359.00	683	80.00
10/1 LIB12M - IO	$135,000	1	0.01	$135,000	6.250	359.00	701	75.00
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$8,202,133	227	0.82	$36,133	10.086	188.93	700	95.01
$50,000.01 - $100,000.00	$38,069,120	483	3.81	$78,818	7.792	288.11	693	83.80
$100,000.01 - $150,000.00	$105,218,175	832	10.52	$126,464	6.261	347.79	687	77.52
$150,000.01 - $200,000.00	$203,322,381	1,145	20.33	$177,574	6.153	352.57	685	78.00
$200,000.01 - $250,000.00	$234,268,020	1,042	23.43	$224,825	5.976	356.49	687	77.59
$250,000.01 - $300,000.00	$225,687,506	823	22.57	$274,225	5.863	356.26	691	77.93
$300,000.01 - $350,000.00	$150,056,643	471	15.00	$318,592	5.771	358.63	693	77.52
$350,000.01 - $400,000.00	$13,818,845	37	1.38	$373,482	6.228	358.86	691	76.16
$400,000.01 - $450,000.00	$6,799,005	16	0.68	$424,938	6.212	359.26	702	73.04
$450,000.01 - $500,000.00	$5,769,280	12	0.58	$480,773	5.635	359.52	696	72.03
$500,000.01 - $550,000.00	$4,672,724	9	0.47	$519,192	5.775	359.00	708	76.55
$550,000.01 - $600,000.00	$2,332,500	4	0.23	$583,125	5.701	359.23	688	72.57
$600,000.01 - $650,000.00	$1,830,569	3	0.18	$610,190	5.795	358.34	678	80.00
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$8,202,133	227	0.82	$36,133	10.086	188.93	700	95.01
$50,000.01 - $100,000.00	$38,069,120	483	3.81	$78,818	7.792	288.11	693	83.80
$100,000.01 - $150,000.00	$105,218,175	832	10.52	$126,464	6.261	347.79	687	77.52
$150,000.01 - $200,000.00	$203,322,381	1,145	20.33	$177,574	6.153	352.57	685	78.00
$200,000.01 - $250,000.00	$234,268,020	1,042	23.43	$224,825	5.976	356.49	687	77.59
$250,000.01 - $300,000.00	$225,087,885	821	22.51	$274,163	5.862	356.26	691	77.90
$300,000.01 - $350,000.00	$150,656,264	473	15.06	$318,512	5.774	358.63	692	77.56
$350,000.01 - $400,000.00	$13,818,845	37	1.38	$373,482	6.228	358.86	691	76.16
$400,000.01 - $450,000.00	$6,799,005	16	0.68	$424,938	6.212	359.26	702	73.04
$450,000.01 - $500,000.00	$5,769,280	12	0.58	$480,773	5.635	359.52	696	72.03
$500,000.01 - $550,000.00	$4,672,724	9	0.47	$519,192	5.775	359.00	708	76.55
$550,000.01 - $600,000.00	$2,332,500	4	0.23	$583,125	5.701	359.23	688	72.57
$600,000.01 - $650,000.00	$1,830,569	3	0.18	$610,190	5.795	358.34	678	80.00
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$1,371,025	7	0.14	$195,861	5.464	358.65	710	73.14
AR	$411,400	3	0.04	$137,133	6.753	360.00	680	79.89
AZ	$37,200,681	251	3.72	$148,210	6.287	353.97	678	79.28
CA	$549,189,521	2,547	54.92	$215,622	5.961	349.54	692	76.59
CO	$20,563,343	118	2.06	$174,266	6.069	357.11	677	79.85
CT	$3,282,108	16	0.33	$205,132	6.525	356.81	686	82.08

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
DC	$3,193,314	15	0.32	$212,888	6.143	355.94	670	80.28
DE	$1,016,280	5	0.10	$203,256	6.605	352.79	685	75.96
FL	$68,364,192	431	6.84	$158,618	6.337	349.12	692	80.43
GA	$22,301,341	143	2.23	$155,953	5.449	355.37	694	80.29
HI	$7,662,384	30	0.77	$255,413	7.087	349.24	697	73.04
IA	$548,130	4	0.05	$137,032	5.561	359.18	651	78.21
ID	$909,800	5	0.09	$181,960	6.298	359.77	684	79.59
IL	$24,819,058	123	2.48	$201,781	6.326	353.74	689	80.39
IN	$1,274,752	8	0.13	$159,344	5.721	359.34	718	79.60
KS	$631,831	4	0.06	$157,958	6.365	347.59	655	84.19
KY	$1,185,520	8	0.12	$148,190	6.014	358.20	669	81.66
LA	$292,192	3	0.03	$97,397	7.251	345.16	694	95.36
MA	$17,746,052	80	1.77	$221,826	6.169	355.59	668	77.07
MD	$32,841,884	172	3.28	$190,941	6.141	350.66	690	80.02
ME	$415,801	3	0.04	$138,600	6.163	358.75	668	80.00
MI	$5,454,694	38	0.55	$143,545	6.660	349.88	680	82.70
MN	$15,222,926	81	1.52	$187,937	6.427	358.25	673	81.89
MO	$3,365,624	22	0.34	$152,983	6.219	358.06	685	83.08
MS	$861,604	6	0.09	$143,601	6.214	351.55	680	83.11
MT	$249,838	2	0.02	$124,919	6.531	358.60	629	87.51
NC	$4,681,896	33	0.47	$141,876	6.563	352.00	693	83.03
NE	$116,720	1	0.01	$116,720	6.500	359.00	601	80.00
NH	$693,621	3	0.07	$231,207	6.163	359.40	681	84.53
NJ	$22,643,994	106	2.26	$213,623	6.714	350.40	678	79.35
NM	$595,735	3	0.06	$198,578	7.045	358.69	646	83.04
NV	$38,161,077	197	3.82	$193,711	6.181	353.50	695	79.10
NY	$13,223,825	55	1.32	$240,433	6.590	351.24	684	76.23
OH	$5,172,224	36	0.52	$143,673	6.503	356.72	653	81.44
OR	$9,764,116	59	0.98	$165,493	6.247	351.53	678	79.21
PA	$3,816,484	23	0.38	$165,934	6.566	352.55	670	80.66
RI	$1,349,409	6	0.13	$224,901	6.113	359.05	659	76.51
SC	$2,684,977	15	0.27	$178,998	6.108	354.74	667	80.43
SD	$136,400	1	0.01	$136,400	7.500	359.00	609	80.00
TN	$3,732,493	25	0.37	$149,300	5.867	357.50	699	77.78
TX	$6,104,072	39	0.61	$156,515	6.353	352.29	678	82.14
UT	$8,595,667	67	0.86	$128,294	6.022	354.95	691	79.48
VA	$32,191,808	161	3.22	$199,949	6.146	352.24	688	80.59
WA	$24,613,066	140	2.46	$175,808	6.016	356.88	676	79.00
WI	$1,041,397	7	0.10	$148,771	6.502	354.90	646	84.51
WV	$174,873	1	0.02	$174,873	7.625	359.00	625	70.00
WY	$177,750	1	0.02	$177,750	8.375	360.00	620	89.99
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$745,376	5	0.07	$149,075	6.240	312.13	733	15.89
20.01 - 25.00	$168,087	2	0.02	$84,044	6.415	315.72	752	22.40
25.01 - 30.00	$1,098,349	7	0.11	$156,907	5.220	359.27	663	27.08
30.01 - 35.00	$2,458,516	14	0.25	$175,608	5.531	352.59	691	32.66
35.01 - 40.00	$2,670,827	16	0.27	$166,927	5.622	355.86	692	37.54
40.01 - 45.00	$4,483,191	21	0.45	$213,485	5.205	359.38	700	43.03
45.01 - 50.00	$5,733,221	32	0.57	$179,163	5.744	356.85	684	47.86
50.01 - 55.00	$8,970,339	45	0.90	$199,341	5.645	359.38	670	52.93
55.01 - 60.00	$11,026,947	52	1.10	$212,057	5.260	359.27	675	57.98
60.01 - 65.00	$18,024,409	80	1.80	$225,305	5.348	355.38	685	63.23
65.01 - 70.00	$227,348,740	1,083	22.73	$209,925	5.038	359.32	705	69.64
70.01 - 75.00	$37,741,797	172	3.77	$219,429	6.055	358.14	677	73.91
75.01 - 80.00	$507,261,277	2,402	50.72	$211,183	6.000	358.68	684	79.86
80.01 - 85.00	$17,000,197	87	1.70	$195,405	6.795	350.59	666	84.14
85.01 - 90.00	$76,268,759	421	7.63	$181,161	7.394	345.34	682	89.74
90.01 - 95.00	$45,709,988	314	4.57	$145,573	8.014	319.52	684	94.85
95.01 - 100.00	$33,336,881	351	3.33	$94,977	9.758	221.31	706	99.86
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$556,125	3	0.06	$185,375	2.623	358.00	704	82.96
3.000 - 3.499	$2,323,820	12	0.23	$193,652	3.267	358.45	744	75.82
3.500 - 3.999	$21,314,713	100	2.13	$213,147	3.753	358.73	731	72.31
4.000 - 4.499	$40,925,168	176	4.09	$232,529	4.238	359.52	719	69.21
4.500 - 4.999	$121,861,972	574	12.19	$212,303	4.729	359.47	711	70.00
5.000 - 5.499	$146,944,009	670	14.69	$219,319	5.202	359.44	698	73.85
5.500 - 5.999	$209,770,169	983	20.98	$213,398	5.704	359.01	688	77.99
6.000 - 6.499	$156,774,086	751	15.68	$208,754	6.196	358.38	679	79.79
6.500 - 6.999	$133,997,111	653	13.40	$205,202	6.691	358.93	673	80.20
7.000 - 7.499	$51,954,304	265	5.20	$196,054	7.193	357.55	669	82.57
7.500 - 7.999	$36,582,303	184	3.66	$198,817	7.694	356.87	666	83.96
8.000 - 8.499	$12,080,052	70	1.21	$172,572	8.158	348.62	671	86.13
8.500 - 8.999	$13,785,843	112	1.38	$123,088	8.721	312.29	660	87.38
9.000 - 9.499	$4,111,420	36	0.41	$114,206	9.136	302.02	649	91.81
9.500 - 9.999	$9,010,214	119	0.90	$75,716	9.785	245.90	686	92.00
10.000 - 10.499	$7,479,082	109	0.75	$68,615	10.187	205.15	705	95.87
10.500 - 10.999	$12,028,760	125	1.20	$96,230	10.704	219.95	705	94.60
11.000 - 11.499	$7,262,190	66	0.73	$110,033	11.159	192.76	702	95.58
11.500 - 11.999	$6,204,312	49	0.62	$126,619	11.708	233.84	675	92.69
12.000 - 12.499	$2,652,274	22	0.27	$120,558	12.215	189.21	682	96.15
12.500 - 12.999	$1,374,233	16	0.14	$85,890	12.570	178.53	672	94.44
13.000 - 13.499	$660,540	6	0.07	$110,090	13.093	179.58	709	95.44

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$123,402	2	0.01	$61,701	13.575	178.30	679	96.50
14.500 - 14.999	$270,800	1	0.03	$270,800	14.500	180.00	623	100.00
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$645,049,901	3,359	64.50	$192,036	6.118	351.25	684	78.27
PUD	$137,846,289	728	13.78	$189,349	6.095	346.65	696	79.78
CND	$121,540,605	659	12.15	$184,432	5.934	351.63	700	77.22
2-4 FAMILY	$95,610,106	358	9.56	$267,067	6.087	356.45	699	74.76
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$659,506,024	3,455	65.95	$190,885	6.139	349.08	698	79.81
REFI/CO	$276,966,792	1,318	27.70	$210,142	6.012	354.94	670	74.06
REFI	$63,574,085	331	6.36	$192,067	5.914	356.35	672	76.61
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$812,144,278	4,113	81.21	$197,458	6.095	350.84	684	78.42
INV HM	$166,155,471	868	16.61	$191,423	6.040	352.77	710	75.71
2ND HM	$21,747,151	123	2.17	$176,806	6.276	351.05	721	80.36
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$43,689,289	549	4.37	$79,580	10.515	177.85	700	95.29
181 - 240	$869,356	11	0.09	$79,032	8.371	236.17	712	91.55
301 - 360	$955,488,256	4,544	95.54	$210,275	5.885	359.19	688	77.21
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$566,687,931	2,801	56.67	$202,316	6.088	348.23	694	77.82
FULL/ALT	$223,628,470	1,231	22.36	$181,664	5.597	353.79	689	77.31
NAV	$74,189,441	402	7.42	$184,551	6.205	358.64	651	79.51
NISA	$47,999,061	221	4.80	$217,190	6.582	358.73	696	79.93
NO RATIO	$33,243,965	159	3.32	$209,082	6.278	358.81	696	79.77
NINA	$33,072,248	170	3.31	$194,543	7.038	353.10	690	78.65
SISA	$21,225,784	120	2.12	$176,882	8.025	343.53	651	77.37
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$752,575	3	0.08	$250,858	6.447	359.24	N/A	77.93
801 - 820	$5,261,689	28	0.53	$187,917	5.148	354.22	806	72.94
781 - 800	$26,004,968	137	2.60	$189,817	5.641	347.61	788	74.26
761 - 780	$57,652,945	295	5.77	$195,434	5.549	349.82	769	76.01
741 - 760	$86,726,704	421	8.67	$206,002	5.740	351.21	750	78.01
721 - 740	$97,388,659	488	9.74	$199,567	5.831	350.78	730	77.91
701 - 720	$115,982,641	624	11.60	$185,870	5.911	349.37	710	77.77
681 - 700	$149,546,643	788	14.95	$189,780	6.187	346.13	690	78.80
661 - 680	$151,574,017	753	15.16	$201,294	6.201	350.71	670	78.68
641 - 660	$137,947,022	687	13.79	$200,796	6.177	354.18	651	78.06
621 - 640	$108,046,599	561	10.80	$192,596	6.466	354.17	632	78.95
601 - 620	$48,272,698	247	4.83	$195,436	6.481	358.57	611	78.73
581 - 600	$9,243,016	43	0.92	$214,954	6.927	359.15	594	75.04
561 - 580	$2,187,354	12	0.22	$182,279	8.312	354.54	571	71.79
541 - 560	$1,299,766	7	0.13	$185,681	8.584	359.46	552	66.19
521 - 540	$881,854	5	0.09	$176,371	7.972	359.23	534	72.22
501 - 520	$1,277,751	5	0.13	$255,550	8.570	359.23	511	63.34
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$253,846,099	1,388	25.38	$182,886	6.402	340.16	695	78.98
6	$21,466,099	134	2.15	$160,195	8.624	335.31	691	83.22
7	$1,423,816	8	0.14	$177,977	6.642	358.50	689	74.29
12	$158,373,758	758	15.84	$208,936	5.859	349.69	696	76.95
24	$393,768,564	1,928	39.38	$204,237	5.901	357.10	685	77.95
30	$178,500	1	0.02	$178,500	5.500	359.00	714	70.00
36	$170,990,065	887	17.10	$192,773	5.951	357.09	682	77.11
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Range of Months to Roll (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$86,355,469	398	9.63	$216,974	5.109	359.00	704	77.04
7 - 12	11	$9,623,327	39	1.07	$246,752	5.581	359.18	692	76.57
19 - 24	23	$528,075,499	2,463	58.87	$214,403	5.845	359.35	685	77.85
25 - 31	31	$648,398	5	0.07	$129,680	5.404	355.00	691	80.00
32 - 37	35	$187,344,834	943	20.89	$198,669	5.859	359.02	684	77.01
50 - 55	55	$716,117	4	0.08	$179,029	5.163	354.59	676	79.96
56 - 61	59	$78,788,426	371	8.78	$212,368	5.800	359.28	701	74.75
80 - 85	83	$4,957,341	23	0.55	$215,537	5.524	359.26	725	70.40
> 85	119	$435,000	2	0.05	$217,500	6.078	359.00	689	78.45
		$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Range of Margin (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,051,725	6	0.12	$175,288	2.918	358.23	718	76.22
1.750 - 1.999	$1,385,800	7	0.15	$197,971	3.448	358.09	724	77.93
2.000 - 2.249	$4,084,884	22	0.46	$185,677	3.788	358.25	740	77.09
2.250 - 2.499	$32,201,915	166	3.59	$193,987	5.411	358.38	724	76.17
2.500 - 2.749	$4,114,840	23	0.46	$178,906	5.312	358.17	701	72.93
2.750 - 2.999	$17,427,806	69	1.94	$252,577	5.518	358.75	709	77.04
3.000 - 3.249	$29,260,591	131	3.26	$223,363	5.044	358.97	722	75.21
3.250 - 3.499	$161,023,625	755	17.95	$213,276	5.273	359.50	743	74.45
3.500 - 3.749	$109,428,040	512	12.20	$213,727	5.580	359.33	696	78.11
3.750 - 3.999	$285,376,970	1,306	31.82	$218,512	5.614	359.56	672	75.48
4.000 - 4.249	$6,313,434	31	0.70	$203,659	6.073	359.46	683	80.86
4.250 - 4.499	$12,974,929	57	1.45	$227,630	6.134	359.41	631	76.27
4.500 - 4.749	$4,542,197	21	0.51	$216,295	6.451	359.27	674	78.08
4.750 - 4.999	$7,457,133	35	0.83	$213,061	6.418	359.25	673	83.64
5.000 - 5.249	$30,135,839	137	3.36	$219,970	6.518	358.83	674	81.39
5.250 - 5.499	$17,855,830	85	1.99	$210,069	5.919	358.84	665	80.47

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Range of Margin (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.749	$28,588,420	142	3.19	$201,327	6.274	358.61	657	81.42
5.750 - 5.999	$44,596,808	230	4.97	$193,899	6.536	358.78	665	79.81
6.000 - 6.249	$47,775,030	231	5.33	$206,818	6.661	358.86	649	81.81
6.250 - 6.499	$29,271,837	151	3.26	$193,853	6.913	358.79	639	84.02
6.500 - 6.749	$10,644,563	62	1.19	$171,687	6.826	358.74	650	82.11
6.750 - 6.999	$3,294,914	19	0.37	$173,417	7.327	358.64	627	80.05
7.000 - 7.249	$3,067,235	20	0.34	$153,362	7.307	358.69	639	81.59
7.250 - 7.499	$1,636,882	11	0.18	$148,807	7.565	358.67	643	80.00
7.500 - 7.749	$2,343,044	14	0.26	$167,360	8.107	359.09	619	82.40
7.750 - 7.999	$237,500	1	0.03	$237,500	8.125	360.00	665	95.00
8.000 - 8.249	$403,270	2	0.04	$201,635	8.126	359.50	679	85.04
8.500 - 8.749	$180,500	1	0.02	$180,500	8.750	360.00	773	95.00
9.500 - 9.749	$268,850	1	0.03	$268,850	9.750	360.00	623	95.00
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Range of Maximum Rates (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$556,125	3	0.06	$185,375	2.623	358.00	704	82.96
9.000 - 9.499	$2,553,020	13	0.28	$196,386	3.299	358.41	744	76.19
9.500 - 9.999	$25,219,263	119	2.81	$211,927	3.966	358.72	723	73.08
10.000 - 10.499	$45,416,586	196	5.06	$231,717	4.362	359.41	720	70.05
10.500 - 10.999	$129,752,332	622	14.47	$208,605	4.819	359.42	711	70.80
11.000 - 11.499	$148,682,534	682	16.58	$218,010	5.241	359.44	697	73.88
11.500 - 11.999	$196,975,835	913	21.96	$215,746	5.718	359.20	687	78.16
12.000 - 12.499	$146,004,976	698	16.28	$209,176	6.197	359.15	677	80.25
12.500 - 12.999	$111,810,677	552	12.47	$202,556	6.673	359.05	670	82.13
13.000 - 13.499	$41,463,600	210	4.62	$197,446	7.188	359.06	666	83.95
13.500 - 13.999	$27,774,209	141	3.10	$196,980	7.626	359.13	657	84.69
14.000 - 14.499	$9,616,654	49	1.07	$196,258	7.942	359.28	660	84.30
14.500 - 14.999	$6,422,540	29	0.72	$221,467	8.544	359.37	642	84.48
15.000 - 15.499	$1,970,407	8	0.22	$246,301	8.860	359.08	612	87.31
15.500 - 15.999	$2,058,659	9	0.23	$228,740	9.165	359.79	589	82.02
16.000 - 16.499	$577,031	3	0.06	$192,344	9.414	359.40	570	75.86
17.000 - 17.499	$89,963	1	0.01	$89,963	10.375	360.00	547	75.00
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$5,597,200	25	0.62	$223,888	4.101	358.48	709	78.13
12/04	$1,311,200	4	0.15	$327,800	3.962	357.07	753	77.23
01/05	$4,799,727	25	0.54	$191,989	4.627	357.99	701	75.30
02/05	$18,169,752	83	2.03	$218,913	4.767	358.02	707	78.82
03/05	$28,005,273	130	3.12	$215,425	5.269	359.00	706	76.49
04/05	$22,970,322	109	2.56	$210,737	5.614	360.00	692	77.10
05/05	$5,501,994	22	0.61	$250,091	5.037	360.00	710	74.17
08/05	$1,543,881	6	0.17	$257,314	4.918	358.00	678	78.82
09/05	$4,790,191	20	0.53	$239,510	5.713	359.00	694	76.91
10/05	$3,025,355	12	0.34	$252,113	5.717	360.00	693	74.60
11/05	$263,900	1	0.03	$263,900	5.500	360.00	715	80.00
05/06	$310,715	2	0.03	$155,358	6.035	355.00	678	69.68
06/06	$154,405	1	0.02	$154,405	4.990	356.00	645	88.33
07/06	$6,945,918	31	0.77	$224,062	5.704	357.30	689	78.37
08/06	$50,121,196	253	5.59	$198,107	6.252	358.17	669	80.06
09/06	$229,073,481	1,075	25.54	$213,092	6.073	359.00	681	79.11
10/06	$183,513,262	834	20.46	$220,040	5.513	360.00	692	76.53
11/06	$57,956,521	267	6.46	$217,066	5.664	360.00	688	75.09
05/07	$917,998	7	0.10	$131,143	5.618	355.29	681	80.00
06/07	$511,203	2	0.06	$255,601	5.851	356.39	721	80.00
07/07	$8,291,870	51	0.92	$162,586	5.928	357.06	680	77.56
08/07	$43,810,154	239	4.88	$183,306	6.074	358.23	666	80.29
09/07	$79,596,574	384	8.87	$207,283	5.978	359.00	686	78.14
10/07	$40,923,871	194	4.56	$210,948	5.505	360.00	699	72.37
11/07	$13,941,562	71	1.55	$196,360	5.501	360.00	688	73.36
04/09	$296,800	1	0.03	$296,800	4.750	354.00	670	80.00
05/09	$419,317	3	0.05	$139,772	5.455	355.00	681	79.94
06/09	$956,914	4	0.11	$239,229	5.826	356.00	710	72.24
07/09	$2,282,843	12	0.25	$190,237	5.994	357.00	702	76.55
08/09	$9,371,565	54	1.04	$173,547	6.012	358.02	706	79.32
09/09	$27,840,299	129	3.10	$215,816	6.077	359.00	699	78.77
10/09	$23,888,824	109	2.66	$219,164	5.667	360.00	702	71.66
11/09	$14,447,982	63	1.61	$229,333	5.317	360.00	701	69.01
07/11	$159,920	1	0.02	$159,920	6.500	357.00	669	80.00
08/11	$1,143,203	6	0.13	$190,534	5.896	358.00	737	79.83
09/11	$922,302	5	0.10	$184,460	6.205	359.00	705	77.13
10/11	$1,355,600	5	0.15	$271,120	4.975	360.00	729	62.30
11/11	$1,376,316	6	0.15	$229,386	5.187	360.00	731	64.93
09/14	$435,000	2	0.05	$217,500	6.078	359.00	689	78.45
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Initial Fixed Period (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$4,712,300	21	0.53	$224,395	4.153	358.57	713	77.94
3	$3,082,700	13	0.34	$237,131	4.192	359.27	694	73.24
6	$78,560,469	364	8.76	$215,825	5.203	359.02	703	77.14
12	$9,623,327	39	1.07	$246,752	5.581	359.18	692	76.57
24	$528,075,499	2,463	58.87	$214,403	5.845	359.35	685	77.85
36	$187,993,232	948	20.96	$198,305	5.858	359.00	684	77.02
60	$79,504,544	375	8.86	$212,012	5.794	359.23	701	74.79
84	$4,957,341	23	0.55	$215,537	5.524	359.26	725	70.40
120	$435,000	2	0.05	$217,500	6.078	359.00	689	78.45
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Initial Cap (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$93,237,373	425	10.40	$219,382	5.148	359.03	704	76.86
1.500	$399,531	2	0.04	$199,766	7.129	358.97	588	87.42
2.000	$2,157,760	9	0.24	$239,751	5.069	358.59	659	79.89
3.000	$801,149,746	3,812	89.32	$210,165	5.841	359.26	686	77.31
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Subsequent Cap (Excludes 856 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$857,230,154	4,068	95.57	$210,725	5.742	359.25	689	77.16
1.500	$7,450,566	36	0.83	$206,960	7.498	359.39	577	69.77
2.000	$32,263,691	144	3.60	$224,053	6.057	358.80	702	81.94
	$896,944,411	**4,248**	**100.00**	**$211,145**	**5.768**	**359.23**	**688**	**77.27**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$343,200	2	0.03	$171,600	5.997	359.64	685	80.00
5.01 - 10.00	$2,164,885	10	0.22	$216,488	5.621	358.84	725	75.86
10.01 - 15.00	$4,886,923	24	0.49	$203,622	5.708	353.74	701	75.90
15.01 - 20.00	$14,469,275	75	1.45	$192,924	5.867	354.39	693	75.99
20.01 - 25.00	$25,576,359	134	2.56	$190,868	5.696	354.34	698	74.77
25.01 - 30.00	$57,214,361	297	5.72	$192,641	5.786	353.39	694	76.62
30.01 - 35.00	$96,475,622	505	9.65	$191,041	5.922	354.58	694	77.12
35.01 - 40.00	$158,739,991	819	15.87	$193,822	6.041	350.20	690	78.45
40.01 - 45.00	$205,405,398	1,042	20.54	$197,126	6.088	350.92	684	78.67

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$1,000,046,900 Group2 Adjustable and Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
45.01 - 50.00	$185,531,164	950	18.55	$195,296	6.117	349.18	681	79.09
50.01 - 55.00	$11,938,504	63	1.19	$189,500	5.950	352.24	679	72.33
> 55.00	$4,659,963	23	0.47	$202,607	7.040	339.91	672	79.50
Not Required	$232,641,256	1,160	23.26	$200,553	6.304	351.12	694	77.80
	$1,000,046,900	**5,104**	**100.00**	**$195,934**	**6.090**	**351.16**	**689**	**78.01**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		8,489	
Total Outstanding Balance		$2,060,000,133	
Average Loan Balance		$242,667	$9,970 to $2,740,621
WA Mortgage Rate		5.962%	2.500% to 14.500%
WA Mortgage Rate Net LPMI		5.837%	2.500% to 14.500%
Net WAC		5.428%	2.093% to 13.718%
ARM Characteristics			
WA Gross Margin		4.033%	1.500% to 9.500%
WA Months to First Roll		28	1 to 119
WA First Periodic Cap		2.749%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.064%	1.000% to 2.000%
WA Lifetime Cap		11.681%	8.500% to 17.375%
WA Lifetime Floor		4.146%	1.500% to 10.375%
WA Original Term (months)		356	180 to 360
WA Remaining Term (months)		355	168 to 360
WA Age (months)		1	0 to 24
WA LTV		77.48%	9.96% to 100.00%
WA FICO		689	
WA DTI%		38.88%	
Secured by (% of pool)	1st Liens	97.09%	
	2nd Liens	2.91%	
Prepayment Penalty at Loan Orig (% of all loans)		74.47%	
Prepay Moves Exempted	Soft	25.48%	
	Hard	49.00%	
	No Prepay	25.53%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	58.52%	SFR	66.44%	REDUCED	57.97%	PUR	64.17%	OWNER	82.63%	0	25.53%
FL	8.52%	PUD	16.13%	FULL/ALT	21.83%	REFI/CO	29.38%	INV HM	14.85%	6	1.61%
VA	3.19%	CND	9.91%	NAV	5.52%	REFI	6.45%	2ND HM	2.51%	7	0.29%
NV	3.04%	2-4 FAMILY	7.52%	NISA	4.68%					12	14.70%
AZ	2.76%			NINA	3.39%					24	35.45%
										30	0.01%
										36	14.31%
										42	0.01%
										60	8.11%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$6,711,561	51	0.33	$131,599	7.304	178.55	702	73.85
20Yr Fixed	$1,115,057	16	0.05	$69,691	8.840	236.16	701	92.94
30Yr Fixed	$136,651,479	725	6.63	$188,485	7.463	358.62	688	76.07
30/15 Fixed Balloon	$42,277,930	541	2.05	$78,148	10.616	177.80	700	96.17
30Yr Fixed - IO	$23,243,991	95	1.13	$244,674	6.957	359.11	700	74.97
30Y LIB1M	$2,301,235	7	0.11	$328,748	5.272	359.68	696	78.47
30Y LIB1M - IO	$23,547,000	64	1.14	$367,922	4.448	358.82	702	75.74
30Y LIB3M - IO	$719,150	2	0.03	$359,575	5.608	360.00	723	78.21
30Y LIB6M	$23,236,188	94	1.13	$247,193	6.077	359.19	678	81.62
30Y LIB6M - IO	$158,714,827	530	7.70	$299,462	4.990	359.14	707	75.72
1/29 LIB6M	$184,131	1	0.01	$184,131	5.990	358.00	650	90.00
30Y LIB12M	$3,691,985	15	0.18	$246,132	6.398	359.43	673	79.06
30Y LIB12M - IO	$22,148,628	66	1.08	$335,585	5.556	359.21	698	78.25
2/28 LIB6M	$214,875,061	1,041	10.43	$206,412	6.238	359.27	669	79.30
2/28 LIB6M - IO	$808,805,465	2,863	39.26	$282,503	5.761	359.32	686	78.39
3/27 LIB6M	$112,670,846	600	5.47	$187,785	6.036	358.93	672	79.07
3/27 LIB6M - IO	$239,829,403	926	11.64	$258,995	5.654	359.10	694	75.04
3/1 LIB12M	$1,664,937	4	0.08	$416,234	5.084	353.03	677	70.57
3/1 LIB12M - IO	$11,486,033	23	0.56	$499,393	4.489	354.21	733	72.97
5/25 LIB6M	$41,760,455	189	2.03	$220,955	5.889	359.36	696	75.44
5/25 LIB6M - IO	$152,467,867	555	7.40	$274,717	5.718	359.28	705	73.42
5/1 LIB12M	$451,957	3	0.02	$150,652	5.814	356.95	712	76.15
5/1 LIB12M - IO	$394,000	2	0.02	$197,000	5.262	359.00	681	69.71
7/23 LIB6M	$1,986,403	9	0.10	$220,711	5.224	359.74	729	66.82
7/23 LIB6M - IO	$14,859,112	36	0.72	$412,753	5.358	355.28	725	66.53
7/1 LIB12M	$2,021,088	5	0.10	$404,218	5.684	358.30	755	80.00
7/1 LIB12M - IO	$2,717,158	9	0.13	$301,906	5.820	358.12	731	72.70
10/20 LIB6M - IO	$1,539,000	5	0.07	$307,800	6.060	358.42	721	62.53
10/1 LIB12M	$5,378,187	8	0.26	$672,273	5.816	358.26	726	71.66
10/1 LIB12M - IO	$2,550,000	4	0.12	$637,500	5.641	357.23	752	64.55
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$10,022,697	286	0.49	$35,044	10.007	210.94	700	93.83
$50,000.01 - $100,000.00	$72,360,978	909	3.51	$79,605	7.357	318.78	687	81.80
$100,000.01 - $150,000.00	$183,253,092	1,458	8.90	$125,688	6.396	351.84	683	78.50
$150,000.01 - $200,000.00	$252,998,509	1,445	12.28	$175,085	6.218	352.99	685	78.26
$200,000.01 - $250,000.00	$254,047,159	1,130	12.33	$224,820	6.000	356.71	687	77.56
$250,000.01 - $300,000.00	$245,070,448	893	11.90	$274,435	5.862	356.50	692	77.57
$300,000.01 - $350,000.00	$223,181,920	687	10.83	$324,865	5.739	358.56	689	77.30
$350,000.01 - $400,000.00	$208,849,517	556	10.14	$375,629	5.768	359.21	692	78.56
$400,000.01 - $450,000.00	$144,590,858	340	7.02	$425,267	5.735	359.23	691	77.70

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.



$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$117,804,088	247	5.72	$476,940	5.756	359.23	692	77.94
$500,000.01 - $550,000.00	$80,736,298	154	3.92	$524,262	5.686	359.08	695	78.36
$550,000.01 - $600,000.00	$75,885,611	131	3.68	$579,279	5.740	359.13	679	76.57
$600,000.01 - $650,000.00	$64,177,042	102	3.12	$629,187	5.506	359.19	689	75.77
$650,000.01 - $700,000.00	$27,833,633	41	1.35	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	1.50	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.45	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.20	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.30	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.36	$929,594	5.948	335.95	715	70.95
$950,000.01 - $1,000,000.00	$21,679,116	22	1.05	$985,414	5.536	358.03	711	68.96
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.11	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.05	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.11	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.06	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.19	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.06	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.15	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.13	$2,740,621	6.250	336.00	740	61.09
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$10,022,697	286	0.49	$35,044	10.007	210.94	700	93.83
$50,000.01 - $100,000.00	$72,261,231	908	3.51	$79,583	7.359	318.73	687	81.79
$100,000.01 - $150,000.00	$183,202,918	1,458	8.89	$125,654	6.396	351.84	682	78.49
$150,000.01 - $200,000.00	$253,148,429	1,446	12.29	$175,068	6.218	353.00	685	78.26
$200,000.01 - $250,000.00	$254,047,159	1,130	12.33	$224,820	6.000	356.71	687	77.56
$250,000.01 - $300,000.00	$244,470,827	891	11.87	$274,378	5.861	356.50	692	77.55
$300,000.01 - $350,000.00	$223,781,541	689	10.86	$324,792	5.741	358.56	689	77.32
$350,000.01 - $400,000.00	$208,849,517	556	10.14	$375,629	5.768	359.21	692	78.56
$400,000.01 - $450,000.00	$144,590,858	340	7.02	$425,267	5.735	359.23	691	77.70
$450,000.01 - $500,000.00	$117,804,088	247	5.72	$476,940	5.756	359.23	692	77.94
$500,000.01 - $550,000.00	$80,736,298	154	3.92	$524,262	5.686	359.08	695	78.36
$550,000.01 - $600,000.00	$75,885,611	131	3.68	$579,279	5.740	359.13	679	76.57
$600,000.01 - $650,000.00	$64,177,042	102	3.12	$629,187	5.506	359.19	689	75.77
$650,000.01 - $700,000.00	$27,833,633	41	1.35	$678,869	5.274	355.10	694	71.72
$700,000.01 - $750,000.00	$30,963,695	42	1.50	$737,231	5.538	358.90	691	68.63
$750,000.01 - $800,000.00	$9,330,694	12	0.45	$777,558	5.280	358.23	709	69.80
$800,000.01 - $850,000.00	$4,166,800	5	0.20	$833,360	5.378	359.19	716	67.06
$850,000.01 - $900,000.00	$6,166,188	7	0.30	$880,884	5.390	357.86	722	66.21
$900,000.01 - $950,000.00	$7,436,755	8	0.36	$929,594	5.948	335.95	715	70.95

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$950,000.01 - $1,000,000.00	$20,679,116	21	1.00	$984,720	5.593	358.03	711	68.96
$1,000,000.01 - $1,050,000.00	$1,000,000	1	0.05	$1,000,000	4.375	358.00	725	68.98
$1,050,000.01 - $1,100,000.00	$2,173,750	2	0.11	$1,086,875	6.625	359.00	684	67.50
$1,100,000.01 - $1,150,000.00	$1,125,400	1	0.05	$1,125,400	4.250	360.00	732	67.10
$1,150,000.01 - $1,200,000.00	$2,362,000	2	0.11	$1,181,000	6.189	359.00	684	70.29
$1,200,000.01 - $1,250,000.00	$1,235,000	1	0.06	$1,235,000	5.250	359.00	642	65.00
$1,250,000.01 - $1,300,000.00	$3,824,764	3	0.19	$1,274,921	5.900	359.34	730	64.06
$1,300,000.01 - $1,350,000.00	$1,312,500	1	0.06	$1,312,500	5.750	358.00	783	70.00
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	5.750	359.00	689	60.00
$1,550,000.01 - $1,600,000.00	$3,171,000	2	0.15	$1,585,500	5.753	359.00	737	75.03
> $2,000,000.00	$2,740,621	1	0.13	$2,740,621	6.250	336.00	740	61.09
	$2,060,000,133	8,489	100.00	$242,667	5.962	354.74	689	77.48

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,779,837	13	0.18	$290,757	5.151	359.06	730	68.33
AR	$592,600	4	0.03	$148,150	6.370	359.69	683	76.86
AZ	$56,805,186	343	2.76	$165,613	6.221	355.71	679	78.56
CA	$1,205,535,398	4,018	58.52	$300,034	5.777	354.59	692	76.37
CO	$31,544,375	147	1.53	$214,588	6.073	355.75	685	77.43
CT	$8,416,644	34	0.41	$247,548	6.151	355.68	686	77.85
DC	$6,335,838	24	0.31	$263,993	5.924	357.35	691	74.53
DE	$2,641,306	16	0.13	$165,082	6.182	356.80	683	78.73
FL	$175,415,557	954	8.52	$183,874	6.293	354.30	691	78.98
GA	$38,017,085	218	1.85	$174,390	5.513	356.77	698	80.03
HI	$23,150,695	93	1.12	$248,932	6.899	344.70	701	73.48
IA	$2,374,576	21	0.12	$113,075	6.010	359.08	654	79.58
ID	$2,259,770	14	0.11	$161,412	6.718	350.56	669	82.90
IL	$48,949,401	242	2.38	$202,270	6.226	356.05	686	79.55
IN	$6,000,918	38	0.29	$157,919	6.266	359.23	684	80.45
KS	$891,563	6	0.04	$148,594	6.208	350.91	652	82.97
KY	$2,256,119	19	0.11	$118,743	5.973	358.53	655	81.03
LA	$552,683	5	0.03	$110,537	7.396	351.68	667	92.84
MA	$27,490,140	106	1.33	$259,341	6.049	356.19	680	75.70
MD	$47,912,654	231	2.33	$207,414	6.095	353.13	688	79.81
ME	$491,151	4	0.02	$122,788	6.330	358.94	673	79.85
MI	$10,568,293	69	0.51	$153,164	6.658	351.96	665	81.48
MN	$23,296,953	122	1.13	$190,959	6.374	358.37	675	81.48
MO	$5,830,176	39	0.28	$149,492	6.345	357.94	682	83.52
MS	$1,254,952	10	0.06	$125,495	6.592	353.71	677	84.74
MT	$1,178,156	6	0.06	$196,359	5.837	358.50	727	80.10
NC	$9,952,321	66	0.48	$150,793	6.327	355.24	702	80.79
ND	$67,529	1	0.00	$67,529	5.750	359.00	688	80.00
NE	$469,024	6	0.02	$78,171	6.315	358.94	653	77.93

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NH	$1,847,935	8	0.09	$230,992	6.586	359.05	653	77.82
NJ	$37,187,609	170	1.81	$218,751	6.674	353.09	674	79.78
NM	$1,686,163	11	0.08	$153,288	6.741	358.86	688	79.67
NV	$62,619,847	285	3.04	$219,719	6.218	355.47	692	79.08
NY	$22,546,976	85	1.09	$265,259	6.460	352.17	690	76.64
OH	$10,605,586	83	0.51	$127,778	6.363	357.28	669	81.96
OK	$699,589	7	0.03	$99,941	5.982	359.00	655	79.95
OR	$16,811,695	107	0.82	$157,119	6.138	353.61	682	79.25
PA	$9,184,389	57	0.45	$161,130	6.506	352.67	658	80.23
RI	$2,047,028	8	0.10	$255,879	5.866	359.11	666	77.78
SC	$4,814,801	30	0.23	$160,493	6.512	356.74	668	80.03
SD	$136,400	1	0.01	$136,400	7.500	359.00	609	80.00
TN	$7,900,111	57	0.38	$138,598	6.070	358.27	693	78.57
TX	$20,436,689	138	0.99	$148,092	6.651	354.18	680	82.87
UT	$12,862,619	88	0.62	$146,166	5.984	356.40	693	79.41
VA	$65,647,881	263	3.19	$249,612	6.004	355.46	691	79.49
WA	$34,749,205	189	1.69	$183,858	6.024	357.47	676	78.61
WI	$3,771,754	30	0.18	$125,725	6.281	357.92	662	82.46
WV	$174,873	1	0.01	$174,873	7.625	359.00	625	70.00
WY	$238,081	2	0.01	$119,041	7.596	359.75	650	87.46
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$783,092	7	0.04	$111,870	6.351	314.36	732	15.60
20.01 - 25.00	$548,804	6	0.03	$91,467	7.102	345.67	734	22.60
25.01 - 30.00	$2,576,502	14	0.13	$184,036	5.822	358.86	701	27.67
30.01 - 35.00	$3,567,647	20	0.17	$178,382	5.888	354.49	688	32.75
35.01 - 40.00	$4,831,427	26	0.23	$185,824	5.671	357.46	715	37.92
40.01 - 45.00	$9,478,462	38	0.46	$249,433	5.479	359.10	701	42.50
45.01 - 50.00	$15,015,653	59	0.73	$254,503	5.306	356.92	699	47.68
50.01 - 55.00	$23,717,031	82	1.15	$289,232	5.307	357.99	691	52.75
55.01 - 60.00	$38,216,905	121	1.86	$315,842	5.381	357.35	693	58.30
60.01 - 65.00	$58,477,493	168	2.84	$348,080	5.369	356.55	694	63.30
65.01 - 70.00	$461,895,800	1,674	22.42	$275,923	5.000	358.56	703	69.60
70.01 - 75.00	$76,766,055	282	3.73	$272,220	6.084	358.07	679	73.91
75.01 - 80.00	$1,012,302,800	4,074	49.14	$248,479	5.958	358.68	687	79.83
80.01 - 85.00	$37,820,414	158	1.84	$239,370	6.729	354.47	661	84.24
85.01 - 90.00	$169,288,321	839	8.22	$201,774	7.148	352.35	677	89.66
90.01 - 95.00	$104,641,306	524	5.08	$199,697	7.486	341.20	678	94.78
95.01 - 100.00	$40,072,422	397	1.95	$100,938	9.389	242.16	705	99.83
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$1,836,825	6	0.09	$306,138	2.857	358.46	698	77.12
3.000 - 3.499	$7,779,636	23	0.38	$338,245	3.243	358.64	731	73.76
3.500 - 3.999	$40,908,046	144	1.99	$284,084	3.761	358.40	728	71.41
4.000 - 4.499	$125,610,611	360	6.10	$348,918	4.250	359.17	716	69.29
4.500 - 4.999	$247,028,478	865	11.99	$285,582	4.727	359.44	708	69.86
5.000 - 5.499	$284,851,247	1,050	13.83	$271,287	5.199	358.86	699	74.12
5.500 - 5.999	$450,149,669	1,696	21.85	$265,418	5.713	358.92	689	77.76
6.000 - 6.499	$320,000,379	1,317	15.53	$242,977	6.205	358.36	681	79.57
6.500 - 6.999	$280,525,571	1,147	13.62	$244,573	6.698	357.67	675	80.42
7.000 - 7.499	$112,268,888	504	5.45	$222,756	7.196	358.23	670	82.83
7.500 - 7.999	$76,282,194	392	3.70	$194,597	7.689	356.90	667	83.67
8.000 - 8.499	$23,983,673	137	1.16	$175,063	8.176	353.72	659	86.42
8.500 - 8.999	$25,882,340	185	1.26	$139,905	8.686	332.86	658	88.13
9.000 - 9.499	$8,238,480	60	0.40	$137,308	9.167	330.00	646	90.19
9.500 - 9.999	$13,283,906	154	0.64	$86,259	9.754	277.64	680	90.06
10.000 - 10.499	$8,719,928	124	0.42	$70,322	10.193	223.05	700	95.50
10.500 - 10.999	$13,260,061	146	0.64	$90,822	10.702	228.48	703	93.97
11.000 - 11.499	$7,711,883	77	0.37	$100,154	11.157	197.40	701	95.67
11.500 - 11.999	$6,506,806	53	0.32	$122,770	11.718	238.37	675	91.12
12.000 - 12.499	$2,705,056	23	0.13	$117,611	12.210	190.12	682	96.03
12.500 - 12.999	$1,374,233	16	0.07	$85,890	12.570	178.53	672	94.44
13.000 - 13.499	$698,023	7	0.03	$99,718	13.088	189.17	710	95.63
13.500 - 13.999	$123,402	2	0.01	$61,701	13.575	178.30	679	96.50
14.500 - 14.999	$270,800	1	0.01	$270,800	14.500	180.00	623	100.00
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,368,720,421	5,676	66.44	$241,142	5.978	354.84	686	77.72
PUD	$332,181,750	1,275	16.13	$260,535	5.895	353.67	692	78.26
CND	$204,118,473	994	9.91	$205,351	5.869	354.21	699	76.73
2-4 FAMILY	$154,979,489	544	7.52	$284,889	6.091	356.90	699	74.74
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,321,927,317	5,648	64.17	$234,052	5.999	353.88	698	79.33
REFI/CO	$605,248,727	2,298	29.38	$263,381	5.914	356.44	672	74.12
REFI	$132,824,090	543	6.45	$244,612	5.811	355.61	682	74.38
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,702,205,680	6,798	82.63	$250,398	5.955	354.75	685	77.87
INV HM	$305,999,804	1,445	14.85	$211,765	5.986	354.65	708	75.25
2ND HM	$51,794,649	246	2.51	$210,547	6.035	355.26	714	77.99
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$48,989,491	592	2.38	$82,753	10.162	177.90	700	93.11
181 - 240	$1,115,057	16	0.05	$69,691	8.840	236.16	701	92.94
301 - 360	$2,009,895,585	7,881	97.57	$255,031	5.858	359.12	689	77.09
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,194,150,845	4,617	57.97	$258,642	5.939	353.41	693	77.19
FULL/ALT	$449,650,248	1,889	21.83	$238,036	5.488	356.10	690	76.81
NAV	$113,794,209	660	5.52	$172,415	6.166	358.49	652	79.93
NISA	$96,314,513	418	4.68	$230,417	6.638	358.74	694	80.07
NINA	$69,914,531	356	3.39	$196,389	6.985	355.60	692	79.32
NO RATIO	$69,434,584	287	3.37	$241,932	6.260	359.12	692	79.77
SISA	$66,741,204	262	3.24	$254,737	6.867	351.89	675	75.07
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,872,692	13	0.09	$144,053	7.069	358.83	N/A	73.12
801 - 820	$14,975,066	52	0.73	$287,982	5.147	357.44	806	73.31
781 - 800	$61,224,773	239	2.97	$256,171	5.397	353.39	788	71.54
761 - 780	$118,056,718	474	5.73	$249,065	5.493	354.28	769	75.26
741 - 760	$162,605,438	649	7.89	$250,548	5.648	354.63	750	76.64
721 - 740	$198,960,912	795	9.66	$250,265	5.737	353.28	730	76.96
701 - 720	$246,307,840	1,010	11.96	$243,869	5.759	354.30	710	77.15
681 - 700	$321,351,031	1,315	15.60	$244,373	5.897	352.59	690	77.62
661 - 680	$299,843,328	1,250	14.56	$239,875	6.079	354.18	670	78.78
641 - 660	$285,023,855	1,186	13.84	$240,324	6.103	356.62	651	77.97
621 - 640	$223,895,036	957	10.87	$233,955	6.394	356.40	631	79.28
601 - 620	$99,045,265	422	4.81	$234,704	6.501	358.69	611	79.10

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$16,527,723	74	0.80	$223,348	6.925	357.02	594	74.89
561 - 580	$4,877,138	27	0.24	$180,635	8.344	357.14	573	72.90
541 - 560	$2,453,156	12	0.12	$204,430	8.609	359.22	552	69.30
521 - 540	$1,429,107	7	0.07	$204,158	8.126	359.25	534	68.79
501 - 520	$1,551,054	7	0.08	$221,579	8.690	359.25	511	65.31
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$525,833,709	2,202	25.53	$238,798	6.088	348.89	698	77.81
6	$33,084,368	203	1.61	$162,977	8.206	342.21	691	81.83
7	$5,949,579	17	0.29	$349,975	6.083	358.36	716	70.56
12	$302,743,631	1,128	14.70	$268,390	5.648	354.23	695	76.31
24	$730,242,325	2,856	35.45	$255,687	5.884	358.05	682	78.56
30	$258,495	2	0.01	$129,247	6.312	358.69	695	76.19
36	$294,738,145	1,377	14.31	$214,044	5.900	357.84	682	76.35
42	$171,500	1	0.01	$171,500	6.375	358.00	698	70.00
60	$166,978,382	703	8.11	$237,523	6.133	356.55	697	75.27
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Range of Months to Roll (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$208,518,400	697	11.27	$299,166	5.055	359.12	703	76.42
7 - 12	11	$26,024,744	82	1.41	$317,375	5.679	359.23	694	78.44
19 - 24	23	$1,024,382,480	3,905	55.37	$262,326	5.860	359.30	682	78.58
25 - 31	29	$9,485,572	23	0.51	$412,416	4.746	353.22	718	71.85
32 - 37	35	$355,463,693	1,529	19.21	$232,481	5.761	359.04	687	76.30
50 - 55	55	$716,117	4	0.04	$179,029	5.163	354.59	676	79.96
56 - 61	59	$197,098,783	746	10.65	$264,207	5.763	358.98	704	73.66
80 - 85	83	$18,843,140	58	1.02	$324,882	5.315	359.29	727	69.69
> 85	118	$9,467,187	17	0.51	$556,893	5.809	358.01	732	68.26
		$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of Margin (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,805,075	9	0.15	$311,675	3.536	358.49	706	74.18
1.750 - 1.999	$3,718,800	11	0.20	$338,073	3.343	358.56	737	76.64

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Margin (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.249	$5,485,955	26	0.30	$210,998	3.901	358.42	734	75.30
2.250 - 2.499	$127,773,019	369	6.91	$346,268	5.373	357.69	724	73.61
2.500 - 2.749	$9,507,282	35	0.51	$271,637	4.998	358.39	716	72.23
2.750 - 2.999	$53,279,231	134	2.88	$397,606	5.596	358.79	705	76.50
3.000 - 3.249	$66,345,048	227	3.59	$292,269	5.074	359.08	725	75.41
3.250 - 3.499	$297,966,545	1,132	16.11	$263,221	5.240	359.51	742	74.31
3.500 - 3.749	$224,302,763	864	12.12	$259,610	5.504	359.33	697	77.63
3.750 - 3.999	$544,984,892	2,061	29.46	$264,427	5.564	359.55	671	75.09
4.000 - 4.249	$13,787,371	57	0.75	$241,884	5.763	359.24	671	76.88
4.250 - 4.499	$24,973,259	97	1.35	$257,456	6.172	359.32	634	75.43
4.500 - 4.749	$8,924,585	38	0.48	$234,858	6.246	359.12	668	78.47
4.750 - 4.999	$13,395,199	57	0.72	$235,003	6.394	359.27	664	80.93
5.000 - 5.249	$49,521,635	220	2.68	$225,098	6.513	358.88	674	81.47
5.250 - 5.499	$25,900,594	135	1.40	$191,856	6.085	358.85	661	81.45
5.500 - 5.749	$46,006,224	246	2.49	$187,017	6.244	358.74	660	81.31
5.750 - 5.999	$115,122,182	460	6.22	$250,266	6.428	358.86	668	80.56
6.000 - 6.249	$112,748,540	432	6.09	$260,992	6.543	358.84	652	84.06
6.250 - 6.499	$67,672,569	265	3.66	$255,368	6.938	358.85	642	87.45
6.500 - 6.749	$17,563,147	86	0.95	$204,223	6.954	358.82	646	84.15
6.750 - 6.999	$5,889,764	29	0.32	$203,095	7.353	359.01	633	79.08
7.000 - 7.249	$4,776,918	26	0.26	$183,728	7.485	358.70	638	82.84
7.250 - 7.499	$2,686,883	17	0.15	$158,052	7.557	358.97	642	82.86
7.500 - 7.749	$3,297,006	19	0.18	$173,527	8.082	358.91	624	81.73
7.750 - 7.999	$237,500	1	0.01	$237,500	8.125	360.00	665	95.00
8.000 - 8.249	$520,199	3	0.03	$173,400	8.210	359.38	664	85.41
8.250 - 8.499	$80,902	1	0.00	$80,902	8.500	359.00	633	90.00
8.500 - 8.749	$346,132	2	0.02	$173,066	8.750	360.00	708	95.00
9.250 - 9.499	$112,046	1	0.01	$112,046	9.625	360.00	669	95.00
9.500 - 9.749	$268,850	1	0.01	$268,850	9.750	360.00	623	95.00
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of Maximum Rates (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$913,325	4	0.05	$228,331	2.722	358.00	696	81.80
9.000 - 9.499	$8,432,336	25	0.46	$337,293	3.241	358.69	731	73.75
9.500 - 9.999	$59,866,982	194	3.24	$308,593	4.149	358.48	719	72.85
10.000 - 10.499	$137,132,193	396	7.41	$346,293	4.370	359.12	718	70.12
10.500 - 10.999	$274,786,595	954	14.85	$288,036	4.863	359.38	709	70.77
11.000 - 11.499	$286,364,794	1,056	15.48	$271,179	5.264	359.44	697	74.24
11.500 - 11.999	$404,178,594	1,556	21.85	$259,755	5.723	359.18	686	78.07
12.000 - 12.499	$283,513,765	1,203	15.33	$235,672	6.200	358.88	677	80.55
12.500 - 12.999	$224,969,225	908	12.16	$247,763	6.686	359.07	671	82.47
13.000 - 13.499	$79,724,784	336	4.31	$237,276	7.193	359.08	665	85.44

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$50,063,698	237	2.71	$211,239	7.653	359.08	661	84.95
14.000 - 14.499	$15,112,471	79	0.82	$191,297	7.998	359.21	655	85.26
14.500 - 14.999	$14,790,670	68	0.80	$217,510	8.512	359.34	644	85.99
15.000 - 15.499	$4,409,087	19	0.24	$232,057	8.823	358.99	610	86.35
15.500 - 15.999	$3,559,127	16	0.19	$222,445	9.330	359.54	607	85.39
16.000 - 16.499	$1,928,669	8	0.10	$241,084	9.576	359.24	590	82.77
16.500 - 16.999	$163,838	1	0.01	$163,838	9.500	358.00	562	80.00
17.000 - 17.499	$89,963	1	0.00	$89,963	10.375	360.00	547	75.00
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Next Interest Adjustment Date (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$18,353,236	47	0.99	$390,494	4.460	358.47	698	75.84
12/04	$3,115,149	10	0.17	$311,515	4.620	358.19	729	80.99
01/05	$11,241,432	40	0.61	$281,036	4.613	358.39	704	74.00
02/05	$31,002,822	114	1.68	$271,955	4.664	358.07	708	76.78
03/05	$72,540,262	241	3.92	$300,997	5.085	359.00	709	76.80
04/05	$58,854,257	199	3.18	$295,750	5.482	360.00	696	76.74
05/05	$13,411,242	46	0.72	$291,549	5.209	360.00	699	73.87
08/05	$3,231,639	11	0.17	$293,785	5.250	358.00	667	79.44
09/05	$13,516,190	43	0.73	$314,330	5.835	359.00	694	78.97
10/05	$7,454,215	23	0.40	$324,096	5.546	360.00	701	76.83
11/05	$1,822,700	5	0.10	$364,540	5.822	360.00	710	79.38
05/06	$310,715	2	0.02	$155,358	6.035	355.00	678	69.68
06/06	$278,054	2	0.02	$139,027	5.573	356.44	626	84.63
07/06	$14,776,218	64	0.80	$230,878	5.786	357.22	695	79.55
08/06	$100,616,469	447	5.44	$225,093	6.252	358.18	670	81.04
09/06	$477,585,403	1,745	25.82	$273,688	6.075	359.00	677	80.00
10/06	$329,551,551	1,254	17.81	$262,800	5.489	359.97	691	76.61
11/06	$101,264,070	391	5.47	$258,987	5.677	360.00	689	75.72
12/06	$1,369,744	2	0.07	$684,872	5.298	350.00	729	66.63
02/07	$2,084,513	3	0.11	$694,838	4.366	352.00	761	56.75
03/07	$1,152,257	2	0.06	$576,129	3.905	353.00	705	80.00
04/07	$1,453,988	3	0.08	$484,663	4.713	354.00	686	78.30
05/07	$3,789,383	16	0.20	$236,836	5.120	355.10	700	77.88
06/07	$5,736,240	19	0.31	$301,907	4.894	356.18	726	76.43
07/07	$15,307,822	78	0.83	$196,254	5.802	357.12	683	77.08
08/07	$75,311,036	421	4.07	$178,886	6.060	358.33	669	79.11
09/07	$147,991,141	598	8.00	$247,477	5.900	359.00	690	77.64
10/07	$82,949,128	303	4.48	$273,759	5.428	360.00	698	72.55
11/07	$27,804,012	107	1.50	$259,851	5.362	360.00	684	72.32
04/09	$296,800	1	0.02	$296,800	4.750	354.00	670	80.00
05/09	$419,317	3	0.02	$139,772	5.455	355.00	681	79.94

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/09	$1,176,914	6	0.06	$196,152	5.999	356.00	709	74.42
07/09	$4,166,970	18	0.23	$231,498	5.786	357.00	694	78.35
08/09	$18,851,137	99	1.02	$190,416	6.113	358.02	705	78.20
09/09	$80,348,106	289	4.34	$278,021	5.981	359.00	705	76.78
10/09	$61,036,724	220	3.30	$277,440	5.617	358.92	705	70.38
11/09	$31,518,932	114	1.70	$276,482	5.270	360.00	698	68.65
07/11	$510,830	2	0.03	$255,415	5.899	357.00	651	86.87
08/11	$4,159,976	14	0.22	$297,141	5.764	358.00	761	74.50
09/11	$3,610,118	13	0.20	$277,701	6.040	359.00	710	78.03
10/11	$2,820,400	10	0.15	$282,040	4.995	360.00	697	65.11
11/11	$7,741,816	19	0.42	$407,464	4.815	360.00	733	63.74
05/14	$1,000,000	1	0.05	$1,000,000	4.875	355.00	753	70.18
08/14	$5,415,922	10	0.29	$541,592	5.796	358.00	745	66.41
09/14	$3,051,265	6	0.16	$508,544	6.137	359.00	703	70.93
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Initial Fixed Period (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$16,019,086	40	0.87	$400,477	4.567	358.60	699	75.82
3	$10,548,299	33	0.57	$319,645	4.525	359.41	705	76.39
6	$181,951,015	624	9.84	$291,588	5.129	359.15	704	76.47
12	$26,024,744	82	1.41	$317,375	5.679	359.23	694	78.44
24	$1,023,680,527	3,904	55.33	$262,213	5.861	359.31	682	78.58
36	$365,651,218	1,553	19.76	$235,448	5.732	358.87	688	76.20
60	$195,074,279	749	10.54	$260,446	5.754	359.29	703	73.85
84	$21,583,761	59	1.17	$365,826	5.434	356.33	729	68.59
120	$9,467,187	17	0.51	$556,893	5.809	358.01	732	68.26
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Initial Cap (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$228,745,584	757	12.36	$302,174	5.109	359.14	704	76.58
1.500	$1,413,469	6	0.08	$235,578	7.538	359.48	581	74.93
2.000	$4,199,960	15	0.23	$279,997	5.127	358.52	665	79.94
3.000	$1,615,641,103	6,283	87.33	$257,145	5.813	359.16	687	77.28
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$2,060,000,133 Aggregate Adjustable and Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 1428 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,724,923,858	6,639	93.24	$259,817	5.704	359.26	689	77.26
1.500	$11,773,434	55	0.64	$214,062	7.723	359.38	577	71.65
2.000	$113,302,824	367	6.12	$308,727	5.854	357.62	707	76.78
	$1,850,000,116	**7,061**	**100.00**	**$262,003**	**5.726**	**359.16**	**689**	**77.20**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$702,200	3	0.03	$234,067	6.446	359.82	664	77.34
5.01 - 10.00	$8,157,617	24	0.40	$339,901	5.326	358.91	739	70.02
10.01 - 15.00	$12,455,060	49	0.60	$254,185	5.619	357.07	700	75.46
15.01 - 20.00	$28,576,714	125	1.39	$228,614	5.679	356.52	705	73.92
20.01 - 25.00	$57,015,189	237	2.77	$240,570	5.792	356.54	700	75.58
25.01 - 30.00	$118,151,537	492	5.74	$240,145	5.765	353.98	694	75.90
30.01 - 35.00	$204,274,536	838	9.92	$243,764	5.853	356.80	690	77.13
35.01 - 40.00	$345,242,551	1,355	16.76	$254,792	5.908	354.23	689	78.07
40.01 - 45.00	$409,388,026	1,646	19.87	$248,717	5.978	354.87	684	78.87
45.01 - 50.00	$335,797,672	1,494	16.30	$224,764	5.998	353.49	681	78.51
50.01 - 55.00	$22,803,729	98	1.11	$232,691	5.698	355.16	682	72.49
> 55.00	$8,876,217	36	0.43	$246,562	6.919	343.20	680	81.82
Not Required	$508,559,086	2,092	24.69	$243,097	6.099	354.92	695	76.53
	$2,060,000,133	**8,489**	**100.00**	**$242,667**	**5.962**	**354.74**	**689**	**77.48**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.